AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1995
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        PEOPLES TELEPHONE COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

          NEW YORK                         4813                      13-2626435
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)

                            ------------------------

                              2300 N.W. 89TH PLACE
                              MIAMI, FLORIDA 33172
                                 (305) 593-9667
          ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                     ROBERT D. RUBIN
                        PRESIDENT                                       Copies to:
             PEOPLES TELEPHONE COMPANY, INC.                      DALE S. BERGMAN, ESQ.
                  2300 N.W. 89TH PLACE                         GREENBERG, TRAURIG, HOFFMAN,
                  MIAMI, FLORIDA 33172                        LIPOFF, ROSEN & QUENTEL, P.A.
                     (305) 593-9667                          1221 BRICKELL AVENUE, 22ND FLOOR
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER           MIAMI, FLORIDA 33131
       INCLUDING AREA CODE, OF AGENT FOR SERVICE)                     (305) 579-0652

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                     CALCULATION OF REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                                    PROPOSED           PROPOSED
                                    AMOUNT          MAXIMUM            MAXIMUM            AMOUNT OF
      TITLE OF EACH CLASS           TO BE        OFFERING PRICE       AGGREGATE          REGISTRATION
OF SECURITIES TO BE REGISTERED   REGISTERED(1)     PER NOTE(2)     OFFERING PRICE(2)         FEE
- -----------------------------------------------------------------------------------------------------
12-1/4% Senior Notes Due 2002...  $100,000,000        100%            $100,000,000          $34,483
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of computing the registration fee pursuant to Rule 457.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    PEOPLES TELEPHONE COMPANY, INC.
                        CROSS REFERENCE SHEET
         Furnished Pursuant to Item 501(b) of Regulation S-K

        FORM S-4 ITEM NUMBER AND CAPTION          LOCATION IN PROSPECTUS
        --------------------------------          ----------------------
 1. Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus..........................   Facing Page of the Registration
                                               Statement; Cross Reference Sheet;
                                               Outside Front Cover Page
 2. Inside Front and Outside Back Cover
      Pages of Prospectus.................   Inside Front Cover Page; Outside
                                               Back Cover Page
 3. Risk Factors and Ratio of Earnings
      to Fixed Charges, and Other
      Information.........................   Summary--Summary Financial
                                               Information; Risk Factors; The
                                               Company

 4. Terms of the Transaction..............   Summary; The Exchange Offer;
                                               Description of Notes; Certain
                                               Federal Income Tax Consequences;
                                               Exchange Offer; Registration
                                               Rights

 5. Pro Forma Financial Information.......   Summary--Summary Financial
                                               Information; Selected Financial
                                               Information
 6. Material Contacts with the Company
      Being Acquired......................   *

 7. Additional Information Required for
      Reoffering by Persons and Parties
      Deemed to be Underwriters...........   *

 8. Interests of Named Experts and
      Counsel.............................   Legal Matters; Experts

 9. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.........................   *

10. Information with Respect to S-3
      Registrants.........................   *

11. Incorporation of Certain Information
      by Reference........................   *

12. Information with Respect to S-2 or S-3
      Registrants.........................   *

13. Incorporation of Certain Information
      by Reference........................   *

14. Information with Respect to
      Registrants Other Than S-3 or S-2
      Registrants.........................   Outside Front Cover Page; Summary;
                                               Risk Factors; The Company; Use of
                                               Proceeds; Capitalization;
                                               Selected Financial Information;
                                               Management's Discussion and
                                               Analysis of Financial Condition
                                               and Results of Operations;
                                               Business; Preferred Stock
                                               Investment; Credit Agreement

15. Information with Respect to S-3
      Companies...........................   *

16. Information with Respect to S-2 or S-3
      Companies...........................   *

17. Information with Respect to Companies
      Other Than S-2 or S-3 Companies.....   *

18. Information if Proxies, Consents or
      Authorizations are to be Solicited..   *

19. Information if Proxies, Consents or
      Authorizations are not to be
      Solicited or in an Exchange Offer...   Management; Certain Transactions;
                                               Principal Shareholders
- ------------------------
* Not applicable or answer thereto is negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION DATED JULY 28, 1995
PROSPECTUS
                                   PTC
                        PEOPLES TELEPHONE COMPANY, INC.
                               OFFER TO EXCHANGE
                                      ITS
                     SERIES B 12 1/4% SENIOR NOTES DUE 2002
                          FOR ANY AND ALL OUTSTANDING
                     SERIES A 12 1/4% SENIOR NOTES DUE 2002
                            ------------------------
     THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 29, 1995, UNLESS EXTENDED.
                            ------------------------
     Peoples Telephone Company, Inc., a New York corporation (the 'Company'), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the 'Letter of Transmittal' and together with this Prospectus, the 'Exchange Offer'), to exchange its Series B 12 1/4% Senior Notes due 2002 (the 'Exchange Notes'), which have been registered under the Securities Act of 1933, as amended (the 'Securities Act'), pursuant to a Registration Statement (as defined herein) of which this Prospectus is a part, for an equal principal amount of its outstanding Series A 12 1/4% Senior Notes due 2002 issued on July 19, 1995 (the 'Old Notes'), of which $100,000,000 principal amount is outstanding. The Exchange Notes and the Old Notes are collectively referred to herein as the 'Notes.' The Company will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 4:00 P.M., New York City time, on September 29, 1995, unless the Exchange Offer is extended (the 'Expiration Date'). Tenders of Old Notes may be withdrawn at any time prior to 4:00 P.M., New York City time, on the Expiration Date. The Exchange Notes will be issued and delivered promptly after the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for Exchange. Old Notes may be tendered only in integral multiples of $1,000. The Exchange Notes will be obligations of the Company evidencing the same debt as the Old Notes, and will be entitled to the benefits of the same Indenture dated as of July 15, 1995 (the 'Indenture') between the Company and First Union National Bank of North Carolina, as Trustee (the 'Trustee'). The form and terms of the Exchange Notes are substantially the same as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act. See 'The Exchange Offer,' 'Description of the Notes' and 'Exchange Offer; Registration Rights.'

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'The Exchange Offer,' 'Exchange Offer; Registration Rights' and 'Plan of Distribution.'

     There has been no public market for the Old Notes. If a market for the Exchange Notes should develop, the Exchange Notes could trade at a discount from their principal amount. The Company does not intend to list the Exchange Notes on a national securities exchange or to apply for quotation of the Exchange Notes through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active public market for the Exchange Notes will develop.
                            ------------------------
     FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE EXCHANGE NOTES, SEE 'RISK FACTORS' AT PAGE 16.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
                  THE DATE OF THIS PROSPECTUS IS JULY   , 1995

                                    SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References to the Company also include references to its subsidiaries, unless the context otherwise requires. Except as otherwise indicated, certain technical and other terms used in this Prospectus have the meanings assigned to them in the Glossary appearing herein.

                                  THE COMPANY

     The Company believes that it is the largest independent operator of public pay telephones in the United States on the basis of the number of public pay telephones in service. Since installing its first public pay telephone in 1985, the Company's core public pay telephone business has grown rapidly to an installed base, as of March 31, 1995, of 40,040 public pay telephones in 41 states and the District of Columbia. The Company's nationwide presence in the public pay telephone market makes it an attractive supplier of public pay telephone services to national and regional accounts, as compared with small competitors and local exchange carriers ('LECs').

     The Company owns, operates, services and maintains a system of public pay telephones. Its public pay telephone business generates revenues from coin calls and non-coin calls, such as calling card, credit card, collect and third party billed calls made from its telephones. Since January 1990, the Company has acquired over 33,000 public pay telephones from 27 independent public pay telephone providers. The Company also expands its base of public pay telephones with its own marketing staff by obtaining contracts for new locations where it believes there will be significant demand for public pay telephone service, such as convenience stores, grocery stores, service stations, shopping centers, hotels, restaurants, airports and truck stops. The Company has been able to acquire and develop national corporate accounts which, as of March 31, 1995, included 7-Eleven (2,528 telephones), Emro Marketing Company, a subsidiary of Marathon Oil (2,058 telephones), Vons Supermarkets (761 telephones) and Safeway Stores (420 telephones).

     On April 21, 1995, the Company entered into an agreement (the 'AT&T Agreement') with AT&T Corp. ('AT&T'), which established AT&T as the primary operator services provider for the Company's public pay telephones. The Company intends to direct substantially all of its long distance operator services traffic to AT&T, use the AT&T brand name and adopt the AT&T rate structure. In return, AT&T will pay commissions to the Company at a competitive rate reflecting the large volume of calls involved. The AT&T Agreement has an initial two-year term, subject to renewal, and provides that the Company may serve as a nationwide reseller of AT&T operator services to other independent pay telephone providers. While constituting a major new business alliance for the Company, the AT&T Agreement also represents a continuation of prior working agreements between AT&T and the Company, whereby AT&T and the Company jointly market and provide public pay telephone services to national and regional accounts. Examples of such accounts, as of March 31, 1995, included McDonald's Corporation (1,226 telephones) and the Atlanta Hartsfield International Airport (417 telephones).

     The Company believes that currently there are approximately 2.1 million public pay telephones operated in the United States, of which approximately 1.8 million are owned by LECs and approximately 300,000 by independent public pay telephone companies. The independent public pay telephone segment of the industry is highly fragmented among many independent public pay telephone providers and over the last several years has been undergoing and continues to undergo a considerable amount of consolidation.

                               BUSINESS STRATEGY

     The Company's business objective is to focus on its core public pay telephone business and grow operating cash flow by continuing to expand its installed base of public pay telephones. The Company seeks to achieve this objective through the following strategies:

     Growth Through Selective Acquisitions. The Company believes that growth through selective acquisitions is desirable because it increases the Company's geographic presence and concentration and typically generates more predictable revenues than new public pay telephone installations. In general, the Company has been able to acquire public pay telephones at prices that it considers attractive because smaller providers frequently lack the economies of scale that the Company enjoys. When acquired telephones are integrated into the Company's national system, the Company is often able to operate such telephones profitably, or more profitably than the seller, because of its economies of scale. The Company intends to utilize its size and experience in integrating public pay telephone acquisitions in an effort to capitalize on the consolidation trend in the industry.

     Growth Through New Installations. The Company is seeking to increase its internal growth by marketing its public pay telephones to new and existing accounts within its current markets. The Company believes that its nationwide presence makes it an attractive supplier of public pay telephone services for national corporate accounts by offering these accounts a consistent level of service and reducing the time, administration and costs associated with utilizing multiple providers. The Company is attempting to balance its national corporate account marketing efforts by expanding its regional and local sales efforts, where competition for accounts tends to be less competitive. It has hired or is in the process of hiring regional sales managers in New York, the Mid-Atlantic region, Florida, Texas, the Mid-West region and California, where the Company has significant concentrations of public pay telephones.

     Superior Level of Customer Service. The Company attempts to provide the highest quality service in the industry and establish strong relationships with its customers. The Company provides quality service through the use of 'smart' microprocessor-equipped telephones, a sophisticated management information system and a highly trained service and support staff. The Company's advanced telephone technology allows for exact records of telephone activity, tracking of revenues which can be easily verified by its customers and rapid response (typically within 24 hours) to repair malfunctions and service equipment.

     Realize Economies of Scale and Maximize Operating Efficiencies. By growing its public pay telephone business, the Company intends to benefit from the realization of further economies of scale in field service, collection and other selling, general and administrative activities. The Company's existing infrastructure permits it to add new public pay telephones in its existing markets without significant incremental operating costs. Furthermore, as a high-volume consumer of long distance service (approximately 17 million minutes per month), the Company has been able to negotiate favorable terms from AT&T and other operator service providers and interexchange carriers. The Company's 'smart' public pay telephones, management information systems and trained service and support staff have permitted it to achieve savings in the cost of telephone repair and maintenance.

                         1994 OPERATIONAL RESTRUCTURING

     In recent years, the Company entered into a variety of complementary niche telecommunications businesses and attempted to vertically integrate its public pay telephone business. The complementary businesses were the Company's inmate telephone, prepaid calling card and international telephone center and cellular telephone rental operations. The Company's efforts to vertically integrate included providing long distance and operator services through its own dedicated switching network and its own billing and collection operations. The Company believed these actions would enhance its long-term growth, diversify and vertically integrate its business and obtain benefits associated with adding to the Company's total volume of long distance telephone calls. While increasing its long distance minutes remains a key part of the Company's operating strategy, the capital requirements and management attention required by these operations diverted the Company from its core public pay telephone business and adversely affected its operating results. During the second quarter of 1994, management of the Company undertook a review of the Company's operations, management structure and strategic objectives with a view toward reducing expenses and improving operating efficiency. For a discussion of 1994 operating results, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     The principal actions taken by the Company as a result of management's review included:

     Renewed Focus on Core Business. In December 1994, the Company decided to focus on the growth opportunities available in its core public pay telephone business and to divest itself of its inmate telephone, prepaid calling card and international telephone center and cellular telephone rental operations. For financial accounting purposes, the inmate telephone and cellular telephone rental operations (the 'Discontinued Operations') have been segregated and reported as discontinued operations. The Company sold its prepaid calling card business in February 1995 and is currently pursuing alternatives to divest the Discontinued Operations and the international telephone center operations. This offering is not conditioned upon the divestiture of any of the Discontinued Operations or the international telephone center operations.

     Reduced Size and Improved Quality of Work Force. In 1994, the Company reduced its work force from continuing operations by approximately 100 employees. The annual compensation and fringe benefits associated with the reduction in the continuing operations' work force is estimated by the Company to be approximately $4.3 million (based on 1994 compensation and fringe benefit expenses). The estimated compensation and fringe benefit expenses associated with such work force reduction and included in the Company's 1994 results from continuing operations is approximately $2.8 million. In addition, the Company hired a new Chief Financial Officer and upgraded the caliber of its employees performing certain key functions. As a result of these actions, the Company reduced operating expenses, upgraded operating systems and strengthened its accounting controls and internal reporting practices.

     Management's decision to divest itself of the prepaid calling card and international telephone center operations and the Discontinued Operations and reduce the size of the Company's work force (collectively, the '1994 Operational Restructuring'), together with its review of the Company's operations, resulted in charges in 1994 (the '1994 Charges') of approximately $4.0 million to earnings before interest, income taxes, depreciation and amortization ('EBITDA') from continuing operations, which management believes are one-time charges, although there can be no assurance that similar charges would not be taken in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations-- The 1994 Charges.'

     As a result of operating losses in 1994, including losses from the prepaid calling card and international telephone center operations and the Discontinued Operations, the Company was not in compliance with certain financial covenants in the Company's prior credit agreement (the 'Prior Credit Agreement'). The lenders under the Prior Credit Agreement subsequently waived compliance with such covenants and modified the covenants to provide the Company with greater flexibility through 1995. However, as described under '--Recent Developments,' the Company recently defaulted in making certain payments under $6.0 million in principal amount of promissory notes issued in connection with a 1993 acquisition due, in part, to disputes regarding the indemnification obligations of the holder of the notes and to conserve cash in light of the Company's working capital requirements and amortization obligations under the Prior Credit Agreement. The Company obtained temporary waivers in respect of defaults under other indebtedness arising by reason of the payment defaults. For a discussion of these defaults and waivers and recently settled litigation with the holder of the promissory notes, see '--Recent Developments,' 'Risk Factors--Defaults under Indebtedness' and 'Business--Legal Proceedings.' For a discussion of certain liquidity issues being addressed by the Refinancing, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

                             1995 REFINANCING PLAN

     In order to extend its debt maturities and to provide increased operational and financial flexibility to take advantage of growth opportunities in its core public pay telephone business, simultaneously with the issuance of the Old Notes the Company refinanced the Prior Credit Agreement and certain outstanding notes payable with its new Credit Agreement (as defined below), the Notes and the Preferred Stock Investment (as defined below) (collectively, the 'Refinancing'). See 'Description of Credit Agreement,' '--Recent Developments' and 'Use of Proceeds.' As of July 26, 1995, the Company had not borrowed any of the total $40.0 million of credit available under the Credit Agreement.

                              RECENT DEVELOPMENTS

PREFERRED STOCK INVESTMENT

     On July 3, 1995, the Company entered into an agreement with UBS Capital Corporation ('UBS Capital'), for the issuance by the Company of shares of Cumulative Convertible Preferred Stock (the 'Preferred Stock') for gross proceeds of $15.0 million (collectively, the 'Preferred Stock Investment'). UBS Capital is a wholly-owned indirect merchant banking subsidiary of Union Bank of Switzerland. The Preferred Stock Investment was consummated simultaneously with the issuance of the Old Notes. In connection with the consummation of the Preferred Stock Investment, UBS Capital assigned its rights under such agreement to UBS Partners, Inc., also a wholly-owned subsidiary of Union Bank of Switzerland ('UBS Partners'), and the Preferred Stock was acquired by UBS Partners.

     The Preferred Stock cumulates dividends initially at an annual rate of 7%, which will be payable in cash or, at the Company's option during the first three years after issuance, will continue to cumulate. The Preferred Stock is immediately convertible, at the option of the holders, into 2,857,143 shares of Common Stock of the Company (or 15.1% of the outstanding Common Stock as of June 30, 1995, determined in accordance with Rule 13d-3 under the Exchange Act) at a conversion price of $5.25 per share, subject to certain antidilution adjustments. The Preferred Stock is subject to (i) mandatory redemption by the Company 10 years after issuance or, subject to the prior payment in full of the Company's indebtedness under the Credit Agreement and the Notes, in the event of certain bankruptcy or related events relating to the Company, (ii) redemption at the Company's option, resulting in the exercisability of contingent warrants and
(iii) in the event of a Change of Control (as defined in the Indenture), redemption, at the option of the holders thereof, in all cases, at its liquidation preference ($15.0 million in the aggregate) plus accrued and unpaid dividends.

     Pursuant to the terms of the Preferred Stock, the holders of the Preferred Stock are entitled to elect two members of the six member Board of Directors of the Company. The two directors initially will be Charles J. Delaney, President of UBS Capital Corporation, and Jeffrey J. Keenan, a Managing Director of UBS Capital Corporation; however, only one such designee will serve until the Company's 1995 Annual Meeting of Shareholders. One existing director will resign to create a vacancy for such director and another existing director is expected not to be renominated at such Annual Meeting. Such existing director has objected to not being renominated. See 'Management--Directors and Executive Officers' and 'Business--Legal Proceedings.'

CERTAIN REGULATORY DEVELOPMENTS

     Reduction in Florida Access Fees. The Florida Legislature, during the 1995 General Session, passed a comprehensive rewrite of the State's telecommunications law, which was enacted into law in June 1995. As its cornerstone, the legislation provides for open competition in the Florida local exchange markets, effective January 1, 1996. As one of the largest customers of local exchange service in the State, the Company expects to benefit in terms of price and service quality with the advent of local telephone service competition permitted under this new legislation. In addition, the new law specifically enables the Company and other independent public pay telephone providers, effective July 1, 1995, to obtain flat rate business line interconnection from the LECs in lieu of the mandatory measured rate structure previously in place. Based upon 1994 average usage of Florida public pay telephones, the Company estimates that, if implemented, these changes may result in an approximate average savings of $25-$30/phone/month to the Company for its Florida operations.

     Compensation for Access Code Calls. On May 23, 1995, the United States Court of Appeals for the District of Columbia issued a decision overturning a prior Federal Communications Commission ('FCC') ruling that applicable federal law did not allow the FCC to prescribe compensation to pay telephone providers on 'subscriber 1-800 calls' or 1-800 calls where the recipient of the call selected the operator service provider (for example, calls to 1-800-FLOWERS or 1-800-USA-RAIL). The FCC made this earlier finding in the context of its initial decision to prescribe compensation to public pay telephone providers on 'carrier access code calls' (including 1-800 carrier access code calls, along with '950' and '10XXX' access code calls) under the same federal law. The Court held that there was no legal preclusion to establishment of a system for compensating public pay telephone providers on subscriber 1-800 calls initiated from independent public pay telephones. The Court remanded the case to the FCC for further proceedings 'to consider the need to prescribe compensation for subscriber 1-800 calls routed to providers of operator services that are other than the prescribed provider of operator services.' The Company will participate through the American Public Communications Council industry trade group in an effort to have the FCC expeditiously adopt a compensation mechanism that provides reasonable payment to providers of pay telephone equipment used in making these 1-800 calls. There can be no assurance that a compensation scheme for subscriber 1-800 calls will be adopted on a timely basis or at all.

CERTAIN LEGAL PROCEEDINGS

     On May 9, 1995, a complaint (as amended on May 30, 1995) was filed in the Supreme Court of the State of New York, New York County, against the Company by Ascom Communications, Inc. ('ACI') and ACI's sole shareholder, Ascom Holding, Inc. ('AHI'). The complaint alleged breach of contract by the Company for failure to make certain principal and interest payments in respect of $6.0 million principal amount of promissory notes which were issued by the Company to ACI in connection with the November 1993 purchase by the Company of substantially all of ACI's assets. In addition, the complaint alleged that the Company breached its agreement with ACI to register certain shares of Common Stock of the Company under the Securities Act within an agreed upon time frame. The Company did not make such payments due, in part, to disputes regarding the indemnification obligations of ACI and to conserve cash in light of the Company's working capital requirements and amortization requirements under the Prior Credit Agreement. The complaint also alleged that the Company failed to assume certain obligations and pay certain amounts under an equipment lease. The Company settled such litigation in June 1995 for approximately $5.7 million. See 'Business--Legal Proceedings.'

DEFAULTS UNDER INDEBTEDNESS

     The Company's payment defaults in respect of the promissory notes held by ACI, as well as the litigation by ACI and AHI, resulted in defaults under the Prior Credit Agreement and the Company's $2.5 million in mortgage indebtedness. On May 31, 1995, the lenders under the Prior Credit Agreement waived the defaults arising from the ACI litigation and the payment defaults in respect of the ACI promissory notes, provided that by June 30, 1995 the Company either consummated the refinancing of the Prior Credit Agreement or settled the ACI litigation on terms that do not require payment by the Company of an amount in excess of $6.0 million. The litigation was settled in June 1995 for approximately $5.7 million. On May 31, 1995, the Company's mortgage lender temporarily waived the defaults arising out of the payment defaults on the ACI promissory notes provided that the mortgage indebtedness is repaid prior to August 31, 1995. The Company used the net proceeds from the Refinancing to repay all indebtedness under the Prior Credit Agreement, as well as repay certain notes payable, including the mortgage, pending its planned refinancing. See 'Risk Factors--Defaults under Indebtedness' and 'Use of Proceeds.'

                               THE EXCHANGE OFFER

Old Notes....................................  The Old Notes were sold by the Company on July 19, 1995 (the
                                               'Issue Date' or 'Closing Date'), pursuant to a Purchase Agreement, dated as of July 12, 1995 (the 'Note Purchase Agreement'), by and
                                               between the Company and Merrill Lynch & Co., Merrill Lynch,
                                               Pierce, Fenner & Smith Incorporated, the initial purchaser of the
                                               Old Notes (the 'Initial Purchaser').

Registration Rights..........................  Pursuant to the Note Purchase Agreement, the Company and the
                                               Initial Purchaser entered into a Registration Rights Agreement, dated as of July 19, 1995 (the 'Registration Rights Agreement'),
                                               which grants the holders of the Old Notes certain exchange and registration rights. This Exchange Offer is intended to satisfy such exchange rights which terminate upon consummation of the
                                               Exchange Offer.

The Exchange Offer...........................  The Company is offering to exchange $1,000 principal amount of its
                                               Exchange Notes for each $1,000 principal amount of its outstanding
                                               Old Notes that are properly tendered and accepted. As of the date of this Prospectus, $100,000,000 in aggregate principal amount of the Old Notes are outstanding. As of July 26, 1995, there were 5 registered holders of Old Notes. See 'The Exchange Offer.'

                                               Based on interpretations by the staff of the Securities and
                                               Exchange Commission (the 'Commission') set forth in certain no-action letters issued by the Commission to third parties, the
                                               Company believes that Exchange Notes issued pursuant to the
                                               Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof
                                               (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery
                                               provisions of the Securities Act, provided that such Exchange
                                               Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                                               Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such
                                               Exchange Notes. The Letter of Transmittal that accompanies this
                                               Prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This
                                               Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of
                                               Exchange Notes received in exchange for Old Notes where such Old
                                               Notes

                                               were acquired by such broker-dealer as a result of market-making activities or other trading activities.

                                               Any holder of Old Notes who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enunciated in Exxon
                                               Capital Holdings Corporation (available April 13, 1989) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery
                                               requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the
                                               Securities Act for which the holder is not indemnified by the
                                               Company.

Expiration Date..............................  4:00 p.m., New York City time, on September 29, 1995, unless extended (the 'Expiration Date'). See 'The Exchange Offer--Terms
                                               of the Exchange Offer; Expiration Date; Extensions; Amendments.'

Accrued Interest on the
  Exchange Notes and Old Notes...............  The Exchange Notes will bear interest from their respective issuance dates at the same rate and upon the same terms as the Old
                                               Notes. Holders whose Old Notes are accepted for exchange will receive accrued and unpaid interest thereon to, but not including, the issuance date of the Exchange Notes and will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from and after the date of issuance of the
                                               Exchange Notes. Such accrued but unpaid interest on the Old Notes will be payable with the first interest payment on the Exchange
                                               Notes.

Conditions of the Exchange Offer.............  The Exchange Offer is subject to certain customary conditions, including (i) no commencement of any action, legal or
                                               governmental, with respect to the Exchange Offer or which the
                                               Company reasonably determines would make it inadvisable to proceed with the Exchange Offer, (ii) no banking moratorium or similar event or international calamity involving the United States, and
                                               (iii) no change in the business or prospects of the Company that may have a material adverse effect on the Company. The Company expects that the foregoing conditions will be satisfied. All such conditions may be waived by the Company. Holders may have certain rights and remedies against the Company under the Registration
                                               Rights Agreement should the Company fail to consummate the
                                               Exchange Offer. See 'The Exchange Offer--Conditions of the
                                               Exchange Offer.'

Procedures for Tendering
  Old Notes..................................  Each holder of Old Notes desiring to accept the Exchange Offer must complete and sign the Letter of Transmittal or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or deliver the Letter of


                                               Transmittal, together with the Old Note and any other required documents to the Exchange Agent (as defined herein) at the address set forth herein and in the Letter of Transmittal on or prior to the Expiration Date. By executing the Letter of
                                               Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange
                                               Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to
                                               participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an 'affiliate,' as defined under Rule 405 of the Securities Act.

Untendered Old Notes.........................  Following the consummation of the Exchange Offer, holders of Old
                                               Notes eligible to participate but who do not tender their Old
                                               Notes will not have any further registration rights and such Old
                                               Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old
                                               Notes could be adversely affected.

Shelf Registration Statement.................  In the event that applicable interpretations of the Staff of the
                                               Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days of the Issue Date, or if a holder of the Notes is not permitted to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes pursuant to the Exchange
                                               Offer or, under certain circumstances, if the Initial Purchaser so requests, the Company will use its best efforts to cause to become effective a Shelf Registration Statement with respect to the resale of the Notes and use its best efforts to keep such Shelf
                                               Registration Statement continuously effective until three years after the Issue Date (or until one year after the Issue Date if such Shelf Registration Statement is filed solely at the request of the Initial Purchaser).

Special Procedures for
  Beneficial Owners..........................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures...............  Holders of Old Notes who wish to tender their Old Notes and (i)
                                               whose Old Notes are not immediately available or (ii) who


                                               cannot deliver their Old Notes, the Letter of Transmittal and any other documents required by the Letter of Transmittal to the
                                               Exchange Agent (or comply with the procedures for book-entry transfers) prior to the Expiration Date, must tender their Old
                                               Notes according to the guaranteed delivery procedures set
                                               forth in 'The Exchange Offer--Guaranteed Delivery Procedures.'

Withdrawal of Tenders........................  Tenders of Old Notes may be withdrawn at any time prior to 4:00
                                               p.m., New York City time, on the Expiration Date.

Acceptance of Old Notes and
  Delivery of Exchange Notes.................  Subject to the satisfaction or waiver of all conditions of the
                                               Exchange Offer, the Company will accept for exchange any and all
                                               Old Notes that are properly tendered in the Exchange Offer prior to 4:00 p.m., New York City time, on the Expiration Date. The
                                               Exchange Notes issued pursuant to the Exchange Offer will be delivered in exchange for the applicable Old Notes accepted in the
                                               Exchange Offer promptly following the Expiration Date. See 'The
                                               Exchange Offer--Acceptance of Old Notes for Exchange; Delivery of
                                               Exchange Notes.'

Certain Federal Income Tax Consequences......  For a discussion of certain federal income tax consequences of the exchange of the Old Notes, see 'Certain Federal Income Tax
                                               Consequences.'

Exchange Agent...............................  First Union National Bank of North Carolina is the exchange agent
                                               (the 'Exchange Agent') for the Exchange Offer. The address and telephone number of the Exchange Agent are set forth in 'The
                                               Exchange Offer--Exchange Agent.'

                           SUMMARY OF TERMS OF NOTES

     The Exchange Offer constitutes an offer to exchange up to $100,000,000 aggregate principal amount of the Exchange Notes for up to an equal aggregate principal amount of Old Notes. The Exchange Notes will be obligations of the Company evidencing the same indebtedness as the Old Notes, and will be entitled to the benefit of the same Indenture. The form and terms of the Exchange Notes are substantially the same as the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act. See 'Description of the Notes.'

Notes Offered................................  $100.0 million principal amount of 12 1/4% Senior Notes due 2002.

Maturity Date................................  July 15, 2002.

Interest Payment Dates.......................  The Notes will bear interest at the rate of 12 1/4% per annum, payable semiannually on each January 15 and July 15, commencing
                                               January 15, 1996.

Optional Redemption..........................  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or after July 15, 2000, at the


                                               redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, prior to
                                               July 15, 1998, the Company may redeem up to 20% of the principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings resulting in gross proceeds to the
                                               Company of not less than $10.0 million at 111 1/4% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control............................  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See 'Description of the Notes-- Change of
                                               Control.'

Ranking......................................  The Notes will be senior unsecured obligations of the Company and will rank senior in right of payment to all indebtedness of the
                                               Company which is by its terms expressly subordinated in right of payment to the Notes and pari passu in right of payment with all other existing or future senior indebtedness of the Company. As of
                                               March 31, 1995 and after giving effect to the Refinancing, there was approximately $5.8 million of indebtedness which would have ranked pari passu in right of payment with the Notes. In addition, the Company has the ability to borrow additional indebtedness of up to approximately $40.0 million under the Credit Agreement. The
                                               Company's indebtedness under the Credit Agreement is secured by substantially all of the assets of the Company. Any right of the holders of the Notes to participate in the assets of the Company will be subject to the prior claims of secured creditors, such as the lenders under the Credit Agreement, with respect to those assets securing such claims. As of the date of this Prospectus, the Company has no indebtedness ranking junior in right of payment to the Notes.

Restrictive Covenants........................  The indenture governing the Notes (the 'Indenture') contains certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitations on additional indebtedness; (ii) limitations on restricted payments; (iii)
                                               limitations on the incurrence of liens; (iv) limitations on transactions with affiliates; (v) the application of the proceeds of certain asset sales; (vi) restrictions on the issuance of preferred stock of Restricted Subsidiaries (as defined); (vii)
                                               limitations on the creation of restrictions on the ability of
                                               Restricted Subsidiaries to make certain distributions and payments to the Company and other Restricted Subsidiaries; and (viii)
                                               limitations on the merger, consolidation or transfer of all or substantially all of the assets of the Company and the Restricted
                                               Subsidiaries with or to another person. See 'Description of the
                                               Notes--Certain Covenants.'


Exchange Offer; Registration Rights..........  Pursuant to the Registration Rights Agreement, the Company has
                                               agreed to use its best efforts to file within 30 days and cause to become effective within 90 days of the Issue Date a registration statement (the 'Exchange Offer Registration Statement') with respect to an offer to exchange the Notes for senior unsecured debt securities of the Company with substantially identical terms to the Notes. The Company has also agreed, under certain
                                               circumstances, to file and cause to
                                               become effective a Shelf Registration, as described above. As described in the following paragraph, the interest rate on the
                                               Notes will increase under certain circumstances if the Company is not in compliance with its registration obligations. The filing of the registration statement of which this Prospectus is a part is intended to satisfy the requirement to file the Exchange Offer
                                               Registration Statement.

                                               In the event that (i) an Exchange Offer Registration Statement with respect to the Exchange Offer is not filed with the
                                               Commission on or prior to the 30th day following the Issue Date,
                                               (ii) such Exchange Offer Registration Statement is not declared effective on or prior to the 90th day following the Issue Date,
                                               (iii) the Exchange Offer is not consummated on or prior to the
                                               120th day following the Issue Date or (iv) a required Shelf
                                               Registration Statement with respect to the Notes is not declared effective on or prior to the 150th day following the Issue Date, the interest rate borne by the Notes will be increased by 0.25%
                                               per annum, which rate will be increased by an additional 0.25% per annum for each 90-day period that any such additional interest continues to accrue, with an aggregate maximum increase in the interest rate per annum borne by the Notes of 1.0%. If applicable, in the event a Shelf Registration Statement ceases to be effective for a period in excess of 15 days, whether or not consecutive, in any given year, the interest rate borne by the Notes will be increased by an additional 0.25% per annum on the 16th day in the applicable year such Shelf Registration Statement ceases to be effective, which rate will be increased by an additional 0.25% per annum for each additional 90 days that such Shelf Registration
                                               Statement is not effective, subject to the same aggregate maximum increase in interest rate referred to above. Upon the filing of the Exchange Offer Registration Statement, the effectiveness of the Exchange Offer Registration Statement or the consummation of the Exchange Offer, as the case may be, the interest rate borne by the Notes will be reduced by the full amount of any such increase to the extent that such increase related to the failure of any such event to have occurred. Upon the effectiveness of a Shelf
                                               Registration Statement, the interest rate borne by the Notes will be reduced to the original interest rate of the Notes unless and until increased as described above. See 'Exchange Offer;
                                               Registration Rights.'


Use of Proceeds..............................  No proceeds will be received by the Company from the Exchange
                                               Offer. The Company's net proceeds from the sale of the Old Notes, approximately $95.3 million, together with the net proceeds of the
                                               Preferred Stock Investment, were used to repay the outstanding balance under the Prior Credit Agreement, an existing mortgage and certain notes payable. It is expected that, subject to the conditions and borrowing base set forth in the Credit Agreement, additional amounts will be borrowed under the Credit Agreement for general corporate purposes, including funding expansion of the
                                               Company's core public pay telephone business. See 'Use of Proceeds.'

Absence of a Public Market
for the Notes................................  Prior to this offering, there has not been any public market for the Notes, however, the Old Notes are eligible for trading in the
                                               PORTAL Market of the National Association of Securities Dealers,
                                               Inc. The Notes are not listed on a national securities exchange and are not authorized for trading on Nasdaq. Accordingly, there can be no assurance as to the development or liquidity of any market for the Old Notes or the Exchange Notes.

Transfer Restrictions........................  The Old Notes have not been registered under the Securities Act and may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

                                  RISK FACTORS

     An investment in the Notes involves a high degree of risk. Prior to making an investment in the Exchange Notes, prospective purchasers should consider all of the information contained in this Prospectus. In particular, prospective purchasers should consider the risks set forth under 'Risk Factors.'

                         SUMMARY FINANCIAL INFORMATION

                                                                                                                    QUARTER
                                                                                                                     ENDED
                                                                  YEAR ENDED DECEMBER 31,                          MARCH 31,
                                               --------------------------------------------------------------     ----------
                                                 1990         1991         1992         1993          1994           1994
                                               --------     --------     --------     --------     ----------     ----------
                                                                                                   (RESTATED)     (RESTATED)
                                                                          (DOLLARS IN THOUSANDS)
OPERATING DATA:
Total revenues................................ $ 42,694     $ 55,876     $ 71,483     $ 79,401     $ 114,121      $  25,126
Costs and expenses:
  Telephone charges...........................   13,491       18,346       22,160       18,398        41,264          8,304
  Commissions.................................    7,620       10,416       14,868       17,584        23,565          4,877
  Field service and collection................    5,982        6,386        9,818       11,994        18,608          4,916
  Depreciation and amortization...............    5,242        7,867        9,900       12,958        19,185          4,112
  Selling, general and administrative.........    7,841        7,233        7,188        7,368        13,043          2,672
  Interest expense............................    1,929        2,506        2,630        2,504         5,312            989
  Loss from operations of prepaid calling card
      and international telephone centers.....       --           --           --        1,730         1,816            730
  Loss on disposal of prepaid calling card
    and international telephone centers.......       --           --           --           --         3,690             --
  Other.......................................       --           --           --           --            --             --
                                               --------     --------     --------     --------     ----------     ----------
    Total costs and expenses..................   42,105       52,754       66,564       72,536       126,483         26,600
Income (loss) from continuing operations
    before taxes..............................      589        3,122        4,919        6,865       (12,362)        (1,474)
(Provision for) benefit from income
taxes(1)......................................     (289)      (1,240)      (1,774)      (2,586)        4,722            465
                                               --------     --------     --------     --------     ----------     ----------
Income (loss) from continuing operations......      300        1,882        3,145        4,279        (7,640)        (1,009)
Income (loss) from discontinued operations....       --           --          109        1,063       (10,753)        (1,048)
Extraordinary loss from extinguishment of
debt, net                                            --           --           --           --            --             --
                                               --------     --------     --------     --------     ----------     ----------
    Net income (loss)......................... $    300     $  1,882     $  3,254     $  5,342     $ (18,393)     $  (2,057)
                                               --------     --------     --------     --------     ----------     ----------
                                               --------     --------     --------     --------     ----------     ----------
Ratio of earnings to fixed charges............     1.3x         2.1x         2.5x         2.8x            --(2)          --(2)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)..................... $    331     $ (1,030)    $    690     $    673     $  16,402             --
Total assets..................................   38,438       45,036       79,257      173,342       190,591             --
Total long-term debt (including current
maturities)...................................   22,600       25,933       38,021       79,782       115,325             --
Shareholders' equity..........................    9,262       12,339       27,604       65,333        48,715             --
OTHER DATA:
Number of pay telephones at end of period.....   11,486       16,680       21,652       35,687        40,017         35,764
Capital expenditures.......................... $  9,002     $  7,914     $ 11,215     $  8,676     $   9,201      $   4,459
EBITDA(3)..................................... $  7,760     $ 13,495     $ 17,449     $ 22,327     $  12,135      $   3,627
Adjusted EBITDA(4)............................    7,060(5)    13,495       17,449       21,189(6)     21,033(7)       3,987(8)
Pro forma interest expense(10)................       --           --           --           --         8,267             --
Ratio of Adjusted EBITDA to pro forma interest
 expense(4)(10)...............................       --           --           --           --          2.5x             --

                                                   1995
                                                ----------
                                                (RESTATED)
OPERATING DATA:
Total revenues................................  $  27,454
Costs and expenses:
  Telephone charges...........................      8,491
  Commissions.................................      6,297
  Field service and collection................      4,628
  Depreciation and amortization...............      4,741
  Selling, general and administrative.........      2,368
  Interest expense............................      1,479
  Loss from operations of prepaid calling card
      and international telephone centers.....         --
  Loss on disposal of prepaid calling card
    and international telephone centers.......         --
  Other.......................................         27
                                                ----------
    Total costs and expenses..................     28,031
Income (loss) from continuing operations
    before taxes..............................       (577)
(Provision for) benefit from income
taxes(1)......................................        216
                                                ----------
Income (loss) from continuing operations......       (361)
Income (loss) from discontinued operations....         --
Extraordinary loss from extinguishment of
debt, net                                          (2,894)
                                                ----------
    Net income (loss).........................  $  (3,255)
                                                ----------
                                                ----------
Ratio of earnings to fixed charges............         --(2)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit).....................  $   5,504
Total assets..................................    184,857
Total long-term debt (including current
maturities)...................................    114,176
Shareholders' equity..........................     45,396
OTHER DATA:
Number of pay telephones at end of period.....     40,040
Capital expenditures..........................  $   1,272
EBITDA(3).....................................  $   5,643
Adjusted EBITDA(4)............................      4,295(9)
Pro forma interest expense(10)................      1,960
Ratio of Adjusted EBITDA to pro forma interest
 expense(4)(10)...............................       2.2x

- -------------

 (1) In December 1987, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 96, Accounting for Income Taxes. The Company adopted this Statement prospectively in 1988. In February 1992, the FASB issued SFAS 109 which supersedes SFAS 96. The Company adopted SFAS 109 prospectively in 1991.

 (2) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income from continuing operations plus total interest expense and one-third of rental expense) by fixed charges. Fixed charges include interest costs from continuing operations and Discontinued Operations, amortization of deferred financing costs and one-third of rental expense. The Company has assumed that one-third of rental expense is representative of the interest factor. On an historical basis, the Company's earnings available for fixed charges in 1994 and in the first quarters of 1994 and 1995 were insufficient to cover fixed charges by approximately $12.4 million, $1.5 million and $0.6 million, respectively. The Company's pro forma earnings available for fixed charges in 1994 and the first quarter of 1995 would have been insufficient to cover fixed charges by approximately $15.0 million and $1.2 million, respectively.

 (3) EBITDA consists of net earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent net income, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for evaluating creditworthiness.

 (4) Adjusted EBITDA is EBITDA adjusted to eliminate one-time income and expense items and the losses from the operations and disposition of the prepaid calling card and international telephone center business, but does not eliminate the compensation and fringe benefit expense included in 1994, estimated at approximately $2.8 million, associated with the reduction of the Company's work force by approximately 100 employees during 1994.

 (5) Eliminates one-time income adjustments of approximately $0.7 million for the buyout of certain of the Company's reseller agreements by one of the Company's operator service providers.

 (6) Eliminates one-time income adjustments of approximately $1.7 million resulting from certain excise, state sales and use tax refund claims and $1.2 million related to the reduction of validation, royalty and license fees.

 (7) Eliminates the 1994 Charges of approximately $4.0 million recorded for, among other things, amounts reserved for settling disputes with service providers, severance charges, lease termination charges and costs incurred in connection with an abandoned merger transaction and eliminates a one-time income adjustment of approximately $0.6 million for a contract signing bonus and volume discounts credited to the Company by one of its service providers. Does not eliminate the compensation and fringe benefit expense, estimated at approximately $2.8 million, associated with the reduction of the Company's work force by approximately 100 employees during 1994. There can be no assurance that charges similar to the 1994 Charges will not be taken in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--The 1994 Charges.'

 (8) Eliminates one time-charges of approximately $0.2 million for additional bad debt reserves and one-time income adjustments of approximately $0.6 million for a contract signing bonus and volume discounts credited to the Company by certain of its service providers.

 (9) Eliminates the reduction of telephone charges of approximately $1.3 million recorded as a result of a settlement of a dispute regarding past periods with one of the Company's operator service providers.

(10) Pro forma interest expense is presented after giving pro forma effect to the Refinancing and the application of the proceeds therefrom as though it had occurred on January 1, 1994. In accordance with generally accepted accounting principles, interest expense is after allocation of approximately $5.0 million and $1.0 million of interest expense to the prepaid calling card and international telephone center business and the Discontinued Operations for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively. Pro forma interest expense is net of interest income of $0.2 million and $0.2 million for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively.

                                  RISK FACTORS

     An investment in the Notes is highly speculative. Prior to making an investment in the Exchange Notes, prospective purchasers should carefully consider all of the information contained in this Prospectus and, in particular, should evaluate the following risk factors.

IMPACT OF LEVERAGE

     On a pro forma basis, after giving effect to the Refinancing, the Company would have had, as of March 31, 1995, total long-term debt of approximately $103.5 million and the ability to borrow, under the borrowing base formula of the Credit Agreement, approximately an additional $40.0 million. In addition, on a pro forma basis, after giving effect to the Refinancing, the Company's earnings would have been insufficient to cover fixed charges by approximately $15.0 million and $1.2 million for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively. Although the Indenture will limit the incurrence of additional indebtedness in the future, the Company may be permitted to incur substantial additional indebtedness, which may bear interest at variable rates and contain significant restrictions on the Company's activities. Such indebtedness may be incurred in the ordinary course of business or otherwise, including in connection with acquisitions.

     The degree to which the Company is leveraged could have important consequences to the holders of the Notes, including, among other things, the following: (i) the impairment of the Company's ability to obtain financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; (ii) the dedication of a substantial portion of the Company's cash flow from operations for the payment of principal and interest on its indebtedness; (iii) the vulnerability of the Company to economic downturns and competitive pressures due to its high degree of leverage; and (iv) difficulties in satisfying its obligations in respect of indebtedness, including the Notes. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

DEFAULTS UNDER INDEBTEDNESS

     As a result of the Company's losses in 1994, the Company was not in compliance with various financial covenants contained in the Prior Credit Agreement at June 30, 1994 and at December 31, 1994. In September 1994, the senior lenders waived the Company's non-compliance at June 30, 1994 and the Prior Credit Agreement was amended to make the covenants less restrictive for the balance of 1994. In March 1995, the Company amended certain terms contained in the Prior Credit Agreement. In connection with the amendment, the senior lenders agreed to waive the Company's non-compliance for the fourth quarter of 1994 and amended the covenants for the remainder of 1995 making them less restrictive. However, as described under 'Summary--Recent Developments' and 'Business--Legal Proceedings,' the Company recently defaulted in making certain payments under $6.0 million in principal amount of promissory notes issued in connection with a 1993 acquisition due, in part, to disputes regarding the indemnification obligations of the holder of the notes and to conserve cash in light of the Company's working capital requirements and amortization requirements under the Prior Credit Agreement. The Company has obtained temporary waivers in respect of defaults under other indebtedness principally arising by reason of the payment defaults. The nonpayment of the ACI notes was the subject of certain litigation, which has recently been settled. See 'Business--Legal Proceedings.'

     The Company's payment defaults in respect of the promissory notes held by ACI, as well as the litigation by ACI and the restatement of the Company's first quarter 1994 financial statements, has resulted in defaults under the Prior Credit Agreement and the Company's $2.5 million in mortgage indebtedness. On
May 31, 1995, the lenders under the Prior Credit Agreement waived the defaults arising from the ACI litigation, such restatement and the payment defaults in respect of the ACI promissory notes, provided that by June 30, 1995 the Company either consummated the Refinancing or settled the ACI litigation on terms that do not require payment by the Company of an amount in excess of $6.0 million. The ACI litigation was settled in June 1995 for approximately $5.7 million. On May 31, 1995, the Company's mortgage lender temporarily waived the defaults arising out of the payment defaults on the ACI promissory notes provided that the mortgage indebtedness is repaid prior to August 31, 1995. The Company used the net proceeds from the Refinancing to repay all indebtedness under the Prior Credit Agreement, and to repay certain notes payable, including the mortgage pending a planned new financing of the mortgaged property. See 'Use of Proceeds.' While the Company believes that the Refinancing will address the liquidity issues currently facing the Company, cure all defaults in respect of indebtedness and improve its financial condition, there can be no assurance that the Company will not default under its indebtedness in the future or have future liquidity problems and that Noteholders will not be materially adversely affected thereby.

RESTRICTIONS IMPOSED BY LENDERS; IMPACT OF ASSET ENCUMBRANCES

     The Credit Agreement contains significant financial and operating covenants, including, among other things, requirements that the Company maintain minimum net worth and cash flow levels, and maintain certain financial ratios, prohibitions on the ability of the Company to incur certain additional indebtedness and restrictions on its ability to make capital expenditures, to incur or suffer to exist certain liens, to pay dividends or to take certain other corporate actions. Amounts will only be available under the Credit Agreement if such financial maintenance and other covenants are satisfied and the borrowing base calculation (which will be based upon the amount of eligible accounts receivable and eligible installed public pay telephones) are satisfied. There can be no assurance that the Company will be able to comply with such covenants or that such covenants will not adversely affect the Company's ability to conduct its operations, finance its capital needs or successfully pursue its business strategies. As described above under '--Defaults under Indebtedness,' the Company has failed to comply with its covenants under the Prior Credit Agreement and other indebtedness and there can be no assurance that it will do so in the future. Any such non-compliance may have a material adverse effect on Noteholders.

     Although the Company believes that the terms of the Credit Agreement provide it with adequate liquidity and flexibility to comply with the financial and other covenants contained therein and to pursue its business strategies, there can be no assurance that the Company will comply with such covenants or not be materially restricted by the terms of the Credit Agreement. In addition, changes in economic or business conditions or other factors beyond the Company's control may adversely affect the Company's ability to comply with such covenants or pursue its business strategies. A failure to satisfy any financial or other covenant in the Credit Agreement could permit the lenders under the Credit Agreement to accelerate the indebtedness under the Credit Agreement, which would materially adversely affect holders of the Notes.

     The Notes are senior obligations of the Company ranking pari passu in right of payment with all existing and future senior obligations of the Company, including indebtedness under the Credit Agreement and any refinancing thereof. However, the Notes are unsecured obligations while substantially all of the assets of the Company will be pledged to secure the Company's obligations under the Credit Agreement. Indebtedness under the Credit Agreement and any other secured indebtedness of the Company will effectively rank prior to the Notes to the extent of the collateral securing such indebtedness in the event of a realization upon the collateral or a dissolution, liquidation, reorganization or similar proceeding related to the Company. After any such realization or proceeding, there can be no assurance that there will be sufficient available proceeds or other assets for holders of the Notes to recover all or any portion of their claims against the Company under the Notes and the Indenture.

     See '--Defaults under Indebtedness,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Description of the Credit Agreement.'

RECENT LOSSES

     The Company incurred a loss from continuing operations in 1994 and the first quarter of 1995 of approximately $7.6 million and $0.4 million, respectively, including losses from the Company's prepaid calling card business and international telephone center operations of approximately $5.5 million in 1994. In addition, the Company had a loss from discontinued operations in 1994 of approximately $10.8 million. Losses from continuing operations were primarily the result of increased operating expenses attributable to the Company's vertical integration strategy, the integration of an acquisition of a significant number of public pay telephones in the latter half of 1993 and approximately $2.7 million of 1994 Charges to net income after taxes taken during 1994, which management believes are one-time charges. These charges included, among other things, amounts reserved for settling disputes with service providers, severance charges, lease termination charges and costs incurred in connection with an abandoned merger transaction. Despite the 1994 Operational Restructuring, there can be no assurance as to the future profitability of the Company's continuing or Discontinued Operations or as to the Company's ability to dispose of the Discontinued Operations or the international telephone center operations on favorable terms or on the terms contemplated by the Company's consolidated financial statements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations.'

RISKS ASSOCIATED WITH BUSINESS STRATEGIES AND DISCONTINUED OPERATIONS

     In recent years, the Company attempted to vertically integrate its public pay telephone business and entered into a variety of complementary niche telecommunications businesses, including its inmate telephone, prepaid calling card and international telephone centers and cellular telephone rental operations. The capital requirements and management attention required by these businesses diverted the Company from its core public pay telephone business. Accordingly, in December 1994, the Company decided to focus on its core public pay telephone business and divest itself of the prepaid calling card and international telephone center operations and the Discontinued Operations. The Company's business strategies for growing its public pay telephone business include growth through acquisitions and new installations. In general, the Company has been able to integrate acquired public pay telephones without significant costs or management issues; however, in 1994, it experienced difficulties in integrating one of its large acquisitions, which were exacerbated by management's focus on the prepaid calling card and international telephone center operations and the Discontinued Operations. While the Company has undertaken the 1994 Operational Restructuring and made efforts to improve the quality of its management infrastructure and systems, there can be no assurance that the 1994 Operational Restructuring will be a successful strategy or that the Company will be able to expand its core public pay telephone business either through acquisitions or through internal growth, successfully integrate acquired public pay telephones, hire qualified new employees to meet the requirements of its business or obtain the capital necessary to permit it to pursue its business strategies.

     In connection with the Preferred Stock Investment, the Company has agreed to certain affirmative and negative covenants with respect to the conduct of its business, among other matters. In particular, absent approval of 75% of the members of the Board of Directors of the Company (which would effectively require the approval of a director elected by the holders of the Preferred Stock), the Company will be restricted from entering into a number of transactions outside of the ordinary course of business (including acquisitions and dispositions of assets (other than the sale of the Discontinued Operations or the international telephone center operations) involving aggregate consideration of more than $5.0 million). The foregoing restriction may prevent the Company from entering into certain acquisitions in furtherance of its business strategy. See 'Preferred Stock Investment.'

     In order to focus on the Company's core public pay telephone business, it will be necessary to complete the divestiture of the Discontinued Operations and the international telephone center operations.

The Company's cellular telephone rental operations are not currently profitable and its inmate telephone business is subject to increasing competitive pressures and the risks attendant to having a significant number of its contracts subject to renewal in the next 24 months. There can be no assurance as to whether the Company will be successful in renewing existing inmate telephone contracts or that the inmate telephone business will not be adversely affected by the Company's announcement of its decision to divest the inmate telephone business. As such, there can be no assurance as to the Company's future profitability or as to the Company's ability to dispose of the Discontinued Operations or the international telephone center operations on favorable terms or on the terms contemplated by the Company's consolidated financial statements. If the Company disposes of any of the Discontinued Operations for consideration that is less than the book value of such operation, then the Company will have to take a charge against net income for any such difference. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations' and 'Business--Discontinued Operations.'

REGULATORY FACTORS

     Most aspects of the Company's business are subject to regulation by the FCC, the agency that administers the interstate common carriage of telecommunications, and by the state public utility commissions, or both. Changes in existing laws and regulations, as well as new laws and regulations, applicable to the activities of the Company or other telecommunications businesses, may materially adversely impact the operations, revenues and expenses of the Company (including the extent of competition, the charges of providers of interexchange and operator services and the implementation of new technologies).

     State regulatory commissions are primarily responsible for regulating the rates, terms and conditions for intrastate public pay telephone and inmate telephone services. Neither state nor federal regulation focuses on the competitive aspects of the business environment in which the Company operates. The Company is also subject to state regulation of operator services and, to a limited extent, cellular resale services. Such regulations may include notice and identification requirements, maximum price limitations, interconnection rates, reporting requirements and prohibitions on handling certain local and long distance calls. Public pay telephones in the United States are owned and operated by LECs or by independent operators such as the Company. A LEC is traditionally the exclusive line service provider in a given geographical region (for example, Southern Bell and Pacific Bell are LECs owned by RBOCs). However, alternative competitive providers of local and intrastate services are beginning to emerge. There are four states in which it is illegal to provide certain intrastate services using non-LEC public pay telephones: Alaska, Connecticut, Hawaii and Oklahoma. Connecticut, however, has proceedings underway to implement public pay telephone competition within the state.

     The Company's operations are significantly influenced by the regulation of public pay telephone, inmate telephone, long distance reseller services and other telecommunication services. Authority for regulation of these services is concurrently vested in the FCC and the various state public service commissions. Regulatory jurisdiction is determined by the interstate or intrastate character of the subject service and the degree of regulatory oversight exercised varies among jurisdictions. While most matters affecting the Company's operations fall within the administrative purview of these regulatory agencies, state and federal legislatures and the federal district court administering the divestiture consent decree for AT&T are also involved in establishing certain rules and requirements governing aspects of these services.

     On April 9, 1992, the FCC proposed a new access plan for operator assisted interstate calls dialed on 0+ basis. Currently 0+ calls are sent directly by the LEC to the operator service provider selected by the host location. Under the proposed access plan, known as Billed Party Preference, 0+ calls would be sent instead to the operator service provider chosen by the party paying for the call. Billed Party Preference allows a telephone user to bill a call to the user's pre-established carrier at the user's home or office, thereby bypassing the opportunity for the pre-subscribed carrier of the public pay telephone provider to handle and receive revenues from the call. The FCC has tentatively concluded that a nationwide Billed Party Preference system for interstate operator assisted calls is in the public interest. Under a Billed Party Preference system, the billed party could bypass the Company entirely, allowing 0+ calls to be made on the Company's telephones without the payment of any compensation to the Company. If the Company does not receive revenue for 0+ calls, the Company will be unable to pay commissions for such calls to owners of locations at which public pay telephones are installed, correctional facilities at which inmate telephones are located, and potentially, car rental companies at which cellular telephones are rented. The FCC has requested and received public comment on the question of compensation to public pay telephone companies under Billed Party Preference. The entire Billed Party Preference proposal remains under consideration at present and the outcome is uncertain. If implemented, Billed Party Preference could have a significant adverse impact on the Company.

     For additional information concerning certain regulations affecting the Company, see 'Recent Developments--Certain Regulatory Developments' and 'Business--Regulation.'

GOING CONCERN OPINION; RESTATEMENT OF FINANCIAL STATEMENTS; AUDIT COMMITTEE
REPORT

     The report of the Company's independent accountants on the Company's consolidated financial statements appearing in this Prospectus contains an explanatory paragraph relating to the Company's ability to continue as a going concern, as described in Note 18 to the Company's consolidated financial statements appearing elsewhere herein. Management believes that, as a result of the Company's receipt of the proceeds of the offering of Notes and the use of such proceeds as described herein to repay outstanding indebtedness, the bases for the explanatory paragraph relating to the Company's ability to continue as a going concern should no longer exist. However, no assurance has been or can be given by the Company or by its independent accountants that such explanatory paragraph will be removed from the independent accountant's report.

     In May 1995, the Company received a comment letter from the Securities and Exchange Commission (the 'SEC') on a registration statement on Form S-3 relating to common stock, issued in connection with certain acquisitions, containing comments on the Company's prior filings under the Securities Exchange Act of 1934, among other things. In the course of formulating its responses to the comment letter, the Company discovered that its interest in Global Link Teleco Corporation ('Global Link') was 28.8% instead of the intended 19.99%. To correct this error, the Company reduced its share ownership to the 19.99% level. These events caused the Company and its independent accountants to reevaluate the accounting for its interest in Global Link (formerly known as Phone Zone Teleco Corporation). Such review resulted in a determination that the equity method of accounting for its Global Link investment was appropriate. Consequently, the Company has restated its consolidated financial statements for fiscal 1994 and the first quarter of fiscal 1995 to reflect the revision in accounting treatment for the Global Link investment.

     The Company has also restated its financial statements for the quarters ended March 31 and June 30, 1994, as set forth in Form 10-Q's for such periods, to reflect the timing of approximately $2.7 million in adjustments. These adjustments, which include additional reserves for changes in estimates of uncollectible receivables and vendor claims and the write-off of certain acquisition costs, were originally recorded during the quarter ended June 30, 1994 and have now been reflected in the quarter ended March 31, 1994 to more accurately reflect the timing of such adjustments. The restated quarterly financial statements also reflect the $2.0 million gain on the March 31, 1994 sale of the Company's two telecommunications centers in New York to Phone Zone Teleco Corporation in the second quarter of 1994 (when initial payment for the centers was received) rather than the first quarter (when Phone Zone Teleco Corporation took control of the centers on the basis of an agreement in principle). These changes had no impact on net income or cash flow for the year ended December 31, 1994. While the Company believes that it has substantially addressed all material SEC comments on the Form S-3 registration statement, there can be no assurance that further comments will not be received.

     In connection with their 1993 and 1994 audits of the Company, Price Waterhouse issued letters to the Company's Audit Committee indicating a number of reportable conditions in the Company's system of internal accounting procedures, one of which constituted a material weakness relating to the proper cut-off of quarterly financial information. Management believes that it adequately addressed this material weakness prior to the end of fiscal 1994. There were no disagreements with Price Waterhouse as of the date of Price Waterhouse's audit report contained in this Prospectus on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Price Waterhouse's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The report contains explanatory paragraphs relating to the Company's ability to continue as a going concern and for litigation matters as described above.

COMPETITION

     The Company's businesses are, and can be expected to remain, highly competitive. The markets in which the Company operates are fragmented, but include certain large, well-capitalized providers of telecommunications services with substantially greater resources than the Company. The Company's principal competition in its public pay telephone business comes from LECs operated by the RBOCs, GTE Corporation ('GTE'), a number of independent providers of public pay telephone services, major operator service providers and interexchange carriers. The Company's competition in its inmate telephone business is from LECs, interexchange carriers and independent providers of public pay telephone systems. In the cellular telephone rental business, the Company competes with GTE and other providers that contract cellular telephone rental services through hotels and auto rental agencies. The Company also competes with many other non-LEC telecommunication companies which offer products and services similar to those of the Company. Increased competition from these sources is causing the Company to pay higher commissions on revenues generated by the public pay telephones to Property Owners. Such higher commissions could have a material adverse effect on the Company by increasing its expenses without a corresponding increase in revenue and by preventing the Company from obtaining or maintaining desirable locations for its public pay telephones. Traditional regulatory actions have not addressed issues involving competitive disputes. See 'Business--Public Pay Telephones--Competition.'

     The Company's public pay telephone business is also materially affected by competition in other segments of the telecommunications industry and related regulatory issues. For example, since 1992, AT&T and MCI Communications, Inc. ('MCI') have aggressively promoted the use of access codes to encourage callers to 'dial around' the selected operator service provider at public pay telephones. Dial around calls are attractive to the caller because the caller pays the long distance rates of the operator service provider selected by the caller as opposed to the often inflated per minute rates and surcharges imposed by many operator service providers selected at public pay telephones. Prior to January 1, 1995, the Company only received a fixed amount per telephone as compensation for all interstate and, in some cases, intrastate dial around calls placed at its public pay telephones regardless of how many dial around calls were actually placed at such telephones. Effective January 1, 1995, the Company will receive from AT&T a fixed amount per telephone call for each interstate and interLATA intrastate AT&T dial around call placed at its public pay telephones while it continues to receive the fixed amount per telephone from other carriers. The amount for which the Company is compensated for dial around calls is substantially below the amount it is compensated for 0+ calls made at its public pay telephones through its selected operator service providers. The Company has seen a steady decline in the number of 0+ calls completed at its public pay telephones which has adversely affected the Company's non-coin revenues.

     In order to address the impact of dial around calls, as well as pursue new business opportunities, the Company entered into the AT&T Agreement which provides for the Company to receive competitive commission payments for all 0+ and AT&T dial around calls. There can be no assurance that the AT&T Agreement will be a financially beneficial means of addressing dial around issues given the dynamic nature of the domestic telecommunications industry and the evolving regulatory framework, or, if successful, it can be renewed. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.' In addition, there can be no assurance that there are not or will not be other competitive trends in other segments of the telecommunications industry that may materially adversely affect the Company.

TECHNOLOGICAL CHANGE AND NEW SERVICES

     The telecommunications industry has been characterized by rapid technological advancements, frequent new service introductions and evolving industry standards. The Company's business could be impacted by the introduction of new technology, such as improved wireless communications, cellular telephone service and other personal communications systems. The Company believes that its future success will depend on its ability to anticipate and respond to changes and new technology. There can be no assurance that the Company will not be materially adversely affected by the introduction and acceptance of new technology.

SERVICE INTERRUPTIONS; EQUIPMENT FAILURES

     The Company's long distance operations require that its equipment and the equipment of its long distance service providers be operational 24 hours per day, 365 days per year. As is the case with other telecommunications companies, the Company's long distance operations may experience temporary service interruptions or equipment failures, which may result from causes beyond the Company's control. Any such event could have a material adverse effect on the Company.

RELIANCE ON KEY PERSONNEL

     The Company is dependent on the efforts of certain of its officers and other management personnel, including: Jeffrey Hanft, the Company's Chief Executive Officer; Robert D. Rubin, the Company's President; Richard F. Militello, the Company's Chief Operating Officer; Bonnie Biumi, the Company's Chief Financial Officer; Lawrence T. Ellman, the Company's President, Public Pay Telephone Division; and Bruce W. Renard, the Company's Vice President of Regulatory Affairs and General Counsel. The loss of the services of one or more of these individuals could have a material adverse effect on the Company. In addition, the failure of the Company to attract and retain additional management to support its business strategy could also have a material adverse effect on the Company.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of Old Notes set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the sale of any Old Notes under the Securities Act.

COMPANY'S RIGHT TO TERMINATE EXCHANGE OFFER

     The Company will not be required to accept Old Notes for exchange, and may terminate the Exchange Offer, upon the occurrence of a number of events, including (i) the commencement of any action, legal or governmental, with respect to the Exchange Offer or which the Company reasonably determines would make it inadvisable to proceed with the Exchange Offer, (ii) a banking moratorium or similar event or international calamity involving the United States, and (iii) a change in the business or prospects of the Company that may have a material adverse effect on the Company. Holders of Old Notes may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, including the right to receive certain additional interest on the Old Notes. See 'The Exchange Offer--Conditions of the Exchange Offer.'

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Old Notes are currently owned by a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Notes, however, the Old Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ('PORTAL') Market. The holders of Old Notes who are not eligible to participate in the Exchange Offer are entitled to certain rights to have the Company file the Shelf Registration Statement with respect to resales of such Notes. The Old Notes have not been registered under the Securities Act and are subject to restrictions on transferability. See '--Consequences of Failure to Exchange.' The Company does not intend to list the Exchange Notes or Old Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Accordingly, no assurance can be given that an active public or other market will develop for the Notes or as to liquidity of or the trading market for the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer certain registration rights under the Registration Rights Agreement will terminate with respect to such Notes. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See 'Plan of Distribution.' To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See 'The Exchange Offer.'

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company on July 19, 1995 to the Initial Purchaser pursuant to the Note Purchase Agreement. The Initial Purchaser subsequently placed the Old Notes with 'qualified institutional buyers' in reliance on Rule 144A under the Securities Act. Pursuant to the Registration Rights Agreement executed in connection with the Company's sale of the Old Notes to the Initial Purchaser, the Company agreed (i) to file with the Commission a registration statement under the Securities Act with respect to the Exchange Offer within 30 days of the Closing Date, (ii) use its best efforts to cause such Exchange Offer Registration Statement to become effective under the Securities Act no later than 90 days after the Closing Date, and (iii) unless the Exchange Offer would not be permitted by law or a policy of the Commission, to consummate the Exchange Offer on or prior to 120 days after the Closing Date. This Prospectus and the Registration Statement to which it relates are intended to satisfy such Company obligations under the Registration Rights Agreement. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term 'Holder' for purposes of the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company. See 'Exchange Offer; Registration Rights.'

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enumerated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling securityholders information required by Item 507 of Regulation S-K. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See '--Resales of the the Exchange Notes.'

     By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the Holder,
(ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) neither the Holder nor any such other person is an 'affiliate,' as defined under Rule 405 of the Securities Act, of the Company, and (iv) the Holder and such other person acknowledge that (a) any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder incurring liability under the Securities Act for which such Holder is not indemnified by the Company.

     As a result of the filing and the effectiveness of the Exchange Offer Registration Statement of which this Prospectus is a part, certain prospective increases in the interest rate on the Old Notes provided for in the Registration Rights Agreement will not occur. See 'Exchange Offer; Registration Rights.' Following the consummation of the Exchange Offer, Holders of Old Notes not tendered will generally not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected. See 'Consequences of Failure to Exchange.'

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of its outstanding Old Notes. Exchange Notes will be issued only in integral multiples of $1,000 to each tendering Holder whose Old Notes are accepted in the Exchange Offer. The Company will accept any Old Notes validly tendered and not withdrawn prior to 4:00 p.m., New York City time, on the Expiration Date. Old Notes that are not accepted for exchange will be returned as promptly as practicable after the Expiration Date. Holders may tender all or a portion of their Old Notes pursuant to the Exchange Offer.

     The form and terms of the Exchange Notes under the Indenture will be identical in all material respects to the form and terms of the Old Notes, except that (i) the offering of the Exchange Notes will have been registered under the Securities Act and hence the Exchange Notes will not bear legends restricting the transfer thereof, and (ii) holders of Exchange Notes will not be entitled to certain rights intended for holders of unregistered securities under the Registration Rights Agreement which will terminate upon the consummation of the Exchange Offer. The Exchange Notes evidence the same debt as the Old Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture governing the Old Notes. The Exchange Notes will bear interest from their date of issuance at the same rate and upon the same terms as the Old Notes. See 'Description of the Notes.' Accrued and unpaid interest on the Old Notes accepted for exchange for the period to but not including the date of issuance of the Exchange Notes (the 'Exchange Date') will be paid to the holders of Exchange Notes with the first interest payment on the Exchange Notes. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued on and after the Exchange Date.

     As of the date of this Prospectus, $100,000,000 aggregate principal amount of the Old Notes was outstanding. Approximately $98.0 million principal amount of the Old Notes are registered in the name of Cede & Co., as nominee for The Depository Trust Company (the 'Depository'), and the remainder of the Old Notes are registered in the respective names of the four holders thereof. See 'Description of the Notes--Book Entry; Delivery and Form.' Solely for reasons of administration (and for no other purpose) the Company has fixed the close of business on July 31, 1995, as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially. Only a registered holder of Old Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.

     Holders of Old Notes do not have appraisal or dissenters' rights under the New York Business Corporation Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for tendering holders of Old Notes for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Tendering Holders will not be required to pay brokerage commissions or fees or, subject to the instructions of the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain taxes which may be levied in the event of any transfer of ownership, in connection with the Exchange Offer. See '--Fees and Expenses'.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term 'Expiration Date' shall mean 4:00 p.m. New York City time, on September 29, 1995, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term 'Expiration Date' shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 10:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under 'Conditions of the Exchange Offer' shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension, or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days following such distribution, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination, or amendment of the Exchange Offer, the Company shall not have an obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to any news agency customarily used by the Company for public announcements.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. Such interest will be paid with the first interest payment of the Exchange Notes. Interest on the Old Notes accepted for exchange will cease to accrue on the date of issuance of the Exchange Notes.

     The Exchange Notes bear interest (as do the Old Notes) at a rate equal to 12 1/4% per annum. Interest on the Exchange Notes is payable semiannually on January 15 and July 15 of each year, commencing on January 15, 1996.

PROCEDURES FOR TENDERING OLD NOTES

     The tender by a Holder as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under '--Exchange Agent' on or prior to 4:00 p.m. New York City time, on the Expiration Date.

     By executing the Letter of Transmittal, each holder will make to the Company the representations set forth above in the third paragraph under the heading '--Purpose and Effect of the Exchange Offer.'

     THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE ELIGIBLE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE ELIGIBLE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled 'Special Exchange Instructions' or the box entitled 'Special Delivery Instructions' on the Letter of Transmittal or
(ii) by an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or is otherwise an 'eligible institution' within the meaning of Rule 17AD-15 under the Exchange Act (collectively, 'Eligible Institutions').

     If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must either
(i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution along with the other documents required upon transfer by the Note Purchase Agreement. The term 'registered holders' as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar for the Old Notes.

     Tenders may be made only in principal amounts of $1,000 and integral multiples thereof. Subject to the foregoing, Holders may tender less than the aggregate principal amounts represented by the Old Notes deposited with the Exchange Agent provided they appropriately indicate this fact in the Letter of Transmittal accompanying the tendered Old Notes.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company (the 'Book-Entry Transfer Facility'), for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole, reasonable discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to reject any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes and Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedures for book-entry transfer on a timely basis must tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures:

     (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Holder;

     (ii) prior to the Expiration Date, the Exchange Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Letter of Transmittal and a Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within five business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes and any other required documents will be deposited by the Eligible Institution with the Exchange Agent; and

     (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer must be received by the Exchange Agent within five business days after the Expiration Date.

     Any Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent received the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 4:00 p.m. New York City time, on the Expiration Date. Failure to complete the guaranteed delivery procedures outlined above will not, of itself, affect the validity or effect a revocation of any Letter of Transmittal form properly completed and executed by a Holder who attempted to use the guaranteed delivery process.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Old Notes. See '--Conditions of the Exchange Offer.' For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as, and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal, and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of Old Notes that have not been accepted for exchange by the Company may be withdrawn at any time prior to 4:00 p.m. New York City time on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at its address set forth below (see '--Exchange Agent'). Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the 'Depositor'), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the

Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution along with the other documents required upon transfer by the Registration Rights Agreement or Note Purchase Agreement, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents to transfer. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. The Old Notes so withdrawn, if any, will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under 'Procedures for Tending Old Notes' above at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue the Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if, any time before the acceptance of the Old Notes for exchange or the exchange of the Exchange Notes for the Old Notes, any of the following events shall occur, which occurrence, in the sole judgment of the Company and regardless of the circumstances (including any action by the Company) giving rise to any such events, make it inadvisable to proceed with the Exchange Offer:

     (i) there shall be threatened, instituted, or pending any action or proceeding before, or any injunction, order, or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (a) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof or (b) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any domestic or foreign government or governmental authority or any action shall have been taken, proposed or threatened by any domestic or foreign government or governmental authority that, in the reasonable judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (a) or (b) above or, in the reasonable judgment of the Company, might result in the holders of the Exchange Notes having obligations with respect to resales and transfer of Exchange Notes that are greater than those described in this Prospectus or would otherwise in the reasonable judgment of the Company make it inadvisable to proceed with the Exchange Offer; provided, however, that the Company will use reasonable efforts to modify or amend the Exchange Offer or to take such other reasonable steps as to make the provisions of this section inapplicable;

     (ii) there shall have occurred (a) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit or (b) a commencement of wars, armed hostilities, or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof;

     (iii) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operation or prospects of the Company that, in the reasonable judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have adverse significance with respect to the value of the Exchange Notes or the Old Notes; or

     (iv) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject, however, to the rights of Holders to withdraw such Old Notes (see '--Withdrawal Rights'), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to 10 business days following such distribution, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to 10 business day period.

     The Company expects that the foregoing conditions will be satisfied. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Exchange Offer Registration Statement or the qualification of the Indenture under the Trust Indenture Act of 1939.

     Holders of Old Notes may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding any nonfulfillment of the above conditions. Such conditions are not intended to modify such rights and remedies in any respect.

TERMINATION OF CERTAIN RIGHTS

     Holders of the Old Notes to whom this Exchange Offer is made have special rights under the Registration Rights Agreement that will terminate upon the consummation of the Exchange Offer. The Registration Rights Agreement provides that certain rights under such agreement (including the right to receive prospective increases in the interest rate on the Old Notes) shall terminate upon the occurrence of (i) the filing with the Commission of the Exchange Offer Registration Statement, (ii) the effectiveness under the Securities Act of the Exchange Offer Registration Statement, and (iii) the consummation of the Exchange Offer.

EXCHANGE AGENT

     First Union National Bank of North Carolina has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal, and other related documents should be addressed to the Exchange Agent as follows:

By Registered or Certified Mail,
Overnight Courier or Hand:                    By Facsimile:

First Union National Bank of North Carolina   (704) 383-7316
230 South Tryon Street, 8th Floor             Attention: Corporate Trust Division
Charlotte, North Carolina 28288-1179          Confirmed by Telephone: (704) 374-2080

Attention: Corporate Trust Division           (Originals of all documents submitted by
                                              facsimile should be sent promptly by hand,
                                              overnight courier or registered or certified mail.)

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $40,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Old Notes which are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise),
(ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A, (iii) in an offshore transaction in accordance with Regulation S under the Securities Act, but only in the case of a transfer that is effected by the delivery to the transferee of Old Notes registered in its name (or its nominee's name) on the books maintained by the registrar of the Old Notes, (iv) pursuant to an exemption from registration in accordance with Rule 144 (if available) or Rule 145 under the Securities Act,

(v) in reliance on another exemption from the registration requirements of the Securities Act, but only in the case of a transfer that is effected by the delivery to the transferee of Old Notes registered in its name (or its nominee's name) on the books maintained by the registrar of the Old Notes, and subject to the receipt by the registrar or co-registrar of a certification of the transferor and an opinion of counsel (satisfactory to the Company) to the effect that such transfer is in compliance with the Securities Act, or (vi) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. Following the consummation of the Exchange Offer, holders of Old Notes will have limited rights under the Registration Rights Agreement. See '--Termination of Certain Rights; The Shelf Registration Statement.'

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALES OF THE EXCHANGE NOTES

     With respect to resales of Exchange Notes, based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a Holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any Holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such Holder cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar no-action letters or any similar interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     As contemplated by the no-action letters referenced above and the Registration Rights Agreement, each Holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the Holder or the person receiving such Exchange Notes, whether or not such person is the Holder, in the ordinary course of business, (ii) the Holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in the distribution of the Exchange Notes, (iii) the Holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the Holder nor any such other person is an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act, and (v) the Holder or any such other person acknowledges that if such Holder or other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes must also acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See 'Plan of Distribution.'

THE SHELF REGISTRATION STATEMENT

     In the event that applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days of the Issue Date, or if a holder of the Notes is not permitted to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes pursuant to the Exchange Offer or, under certain circumstances, if the Initial Purchaser so requests, the Company will use its best efforts to cause to become effective a Shelf Registration Statement with respect to the resale of the Notes and use its best efforts to keep such Shelf Registration Statement continuously effective until three years after the Issue Date (or until one year after the Issue Date if such Shelf Registration Statement is filed solely at the request of the Initial Purchaser). See 'Exchange Offer; Registration Rights' for additional information regarding the Shelf Registration Statement.

ADDITIONAL INTEREST

     The Registration Rights Agreement provides that in the event that the Company does not satisfy certain requirements under the Registration Rights Agreement regarding the Exchange Offer and the Shelf Registration Statement, certain holders of Notes will be entitled to receive certain increases in the interest rate on their Notes. See 'Exchange Offer; Registration Rights.'

                                  THE COMPANY

     The Company believes that it is the largest independent operator of public pay telephones in the United States on the basis of the number of public pay telephones in service. Since installing its first public pay telephone in 1985, the Company's core public pay telephone business has grown rapidly to an installed base, as of March 31, 1995, of 40,040 public pay telephones in 41 states and the District of Columbia. The Company's nationwide presence in the public pay telephone market makes it an attractive supplier of public pay telephone services to national and regional accounts, as compared with small competitors and LECs.

     The Company owns, operates, services and maintains a system of independent public pay telephones. Its public pay telephone business generates revenues from coin calls and non-coin calls, such as calling card, credit card, collect and third party billed calls made from its telephones. Since January 1990, the Company has acquired over 33,000 public pay telephones from 27 independent public pay telephone providers. The Company also expands its base of public pay telephones with its own marketing staff by obtaining contracts for new locations where it believes there will be significant demand for public pay telephone service, such as convenience stores, grocery stores, service stations, shopping centers, hotels, restaurants, airports and truck stops. The Company has been able to acquire and develop national corporate accounts which, as of March 31, 1995, included 7-Eleven (2,528 telephones), Emro Marketing Company, a subsidiary of Marathon Oil (2,058 telephones), Vons Supermarkets (761 telephones) and Safeway Stores (420 telephones).

     The Company's principal executive office is located at 2300 N.W. 89th Place, Miami, Florida 33172, and the telephone number of the Company is (305) 593-9667.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds or incur any additional indebtedness as a result of the issuance of the Exchange Notes pursuant to the Exchange Offer.

     The net proceeds to the Company from the sale of the Old Notes was approximately $95.3 million. The Company used such net proceeds, together with the net proceeds from the Preferred Stock Investment ($14.3 million), (i) to repay all outstanding balances under the Prior Credit Agreement ($95.5 million), and (ii) to repay certain notes payable issued in connection with various acquisitions, including a note payable issued in connection with a recently settled litigation against the Company, and the mortgage note payable on the Company's headquarters facility pending its planned refinancing ($9.7 million). The Prior Credit Agreement would have matured on May 31, 1996, and required monthly principal installments of $1.5 million until maturity and bore interest at prime plus two percent. It is expected that, subject to the conditions and borrowing base set forth in the Credit Agreement, additional amounts will be borrowed under the Credit Agreement for general corporate purposes, including funding expansion of the Company's core public pay telephone business both through acquisitions and internally through new installations. The net proceeds from the Preferred Stock Investment not used in the Refinancing will also be used for such general corporate purposes. The notes payable that were repaid from the net proceeds from the sale of the Old Notes would have matured at various dates from currently payable or payable upon demand to November 1998 and bore interest at rates ranging from 5% to 12 1/2% per annum. See 'Business--Legal Proceedings.'

     In the ordinary course of business, the Company considers acquisitions of public pay telephone businesses and related assets from time to time and is not currently engaged in negotiations with respect to any material acquisitions of public pay telephones and related assets. There can be no assurance that any such acquisitions will be consummated or, if consummated, that such acquisitions will be on terms favorable to the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1995 and (ii) as adjusted to give effect to the Refinancing. See 'Use of Proceeds.' This table should be read in conjunction with the selected financial information and the consolidated financial statements and notes thereto, included elsewhere in this Prospectus.

                                                                                           AS OF MARCH 31, 1995
                                                                                        ---------------------------
                                                                                                    AS ADJUSTED FOR
                                                                                         ACTUAL     THE REFINANCING
                                                                                        --------    ---------------
                                                                                          (DOLLARS IN THOUSANDS)
Short-term debt:
  Notes payable and current maturities of long-term debt.............................   $ 24,902    $         --
  Current portion of obligations under capital leases................................      2,314           2,314
                                                                                        --------    ---------------
       Total short-term debt.........................................................     27,216           2,314
                                                                                        --------    ---------------
                                                                                        --------    ---------------
Long-term debt:
  Prior Credit Agreement.............................................................     83,500(1)           --
  Credit Agreement...................................................................      --                 --
  Senior Notes offered hereby........................................................      --            100,000
  Obligations under capital leases...................................................      3,460           3,460
                                                                                        --------    ---------------
       Total long-term debt..........................................................     86,960         103,460
                                                                                        --------    ---------------
Preferred stock, $.01 par value, mandatorily redeemable;
  5,000,000 shares authorized; none issued and outstanding actual;
  150,000 issued and outstanding as adjusted for the Refinancing.....................      --             14,501(2)
Shareholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized; 15,850,000 shares
  issued and outstanding.............................................................        159             159
  Capital in excess of par value.....................................................     58,078          58,577
  Accumulated deficit................................................................    (12,841)        (12,841)
                                                                                        --------    ---------------
       Total shareholders' equity....................................................     45,396          45,895
                                                                                        --------    ---------------
          Total capitalization.......................................................   $132,356    $    163,856
                                                                                        --------    ---------------
                                                                                        --------    ---------------

- -------------
(1) The Company made a principal payment of $1.5 million under the Prior Credit Agreement on each of May 1, 1995, June 1, 1995 and July 3, 1995.

(2) Represents $15.0 million of gross proceeds from the sale of the Preferred Stock less $0.5 million of value assigned to warrants to purchase shares of Common Stock sold in connection with the Preferred Stock Investment. In accordance with Regulation S-X under the Securities Act, the Preferred Stock, which is mandatorily redeemable ten years after issuance, is not included in shareholders' equity. See 'Preferred Stock Investment.'


                         SELECTED FINANCIAL INFORMATION

     The selected financial information and statistical data set forth below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus. The selected financial information presented as of and for each of the years in the five-year period ended December 31, 1994 have been derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent certified public accountants, whose report contains explanatory paragraphs relating to the Company's ability to continue as a going concern and relating to the ultimate outcome of certain litigation, except as they relate to Ram Telephone and Communications, Inc. and affiliates ('Ram') for the year ended December 31, 1990 which was audited by another independent certified public accounting firm. Amounts for 1990 have been restated to reflect pooling accounting with Ram. The financial information presented as of and for the quarters ended March 31, 1994 and 1995 are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of such information. The interim results are not necessarily indicative of the results to be expected for the entire year.



                                                                                                                   QUARTER ENDED
                                                        YEAR ENDED DECEMBER 31,                                        MARCH 31,
                                     --------------------------------------------------------------     ---------------------------

                                       1990         1991         1992         1993            1994          1994            1995
                                     --------     --------     --------     --------     ----------     ----------       ----------
                                                                                         (RESTATED)     (RESTATED)       (RESTATED)
                                                                        (DOLLARS IN THOUSANDS)

OPERATING DATA:

Revenues

  Coin calls........................ $ 23,387     $ 32,326     $ 44,203     $ 56,604     $  79,392      $  17,857      $  19,061
  Non-coin calls....................   18,496       23,130       26,828       22,245        33,054          6,968          8,271
  Service and other.................      811          420          452          552         1,675            301            122
                                     --------     --------     --------     --------     ----------     ----------     ----------
    Total revenues..................   42,694       55,876       71,483       79,401       114,121         25,126         27,454
Costs and expenses:
  Telephone charges.................   13,491       18,346       22,160       18,398        41,264          8,304          8,491
  Commissions.......................    7,620       10,416       14,868       17,584        23,565          4,877          6,297
  Field service and collection......    5,982        6,386        9,818       11,994        18,608          4,916          4,628
  Depreciation and amortization.....    5,242        7,867        9,900       12,958        19,185          4,112          4,741
  Selling, general and
    administrative..................    7,841        7,233        7,188        7,368        13,043          2,672          2,368
  Interest expense..................    1,929        2,506        2,630        2,504         5,312            989          1,479
  Loss from operations of prepaid
    calling card and international
    telephone centers...............       --           --           --        1,730         1,816            730             --
  Loss on disposal of prepaid
    calling card and international
    telephone centers...............       --           --           --           --         3,690             --             --
  Other.............................       --           --           --           --            --             --             27
                                     --------     --------     --------     --------     ----------     ----------     ----------
    Total costs and expenses........   42,105       52,754       66,564       72,536       126,483         26,600         28,031
Income (loss) from continuing
 operations before taxes............      589        3,122        4,919        6,865       (12,362)        (1,474)          (577)
(Provision for) benefit from
 income taxes(1)....................     (289)      (1,240)      (1,774)      (2,586)        4,722            465            216
                                     --------     --------     --------     --------     ----------     ----------     ----------
Income (loss) from continuing

 operations.........................      300        1,882        3,145        4,279        (7,640)        (1,009)          (361)
Income (loss) from discontinued
 operations.........................       --           --          109        1,063       (10,753)        (1,048)            --
Extraordinary loss from
 extinguishment of debt, net........       --           --           --           --            --             --         (2,894)
                                     --------     --------     --------     --------     ----------     ----------     ----------
    Net income (loss)............... $    300     $  1,882     $  3,254     $  5,342     $ (18,393)     $  (2,057)     $  (3,255)
                                     --------     --------     --------     --------     ----------     ----------     ----------
                                     --------     --------     --------     --------     ----------     ----------     ----------
Ratio of earnings to fixed

 charges............................     1.3x         2.1x         2.5x         2.8x            --(2)          --(2)          --(2)
BALANCE SHEET DATA (AT END OF
 PERIOD):

Working capital (deficit)........... $    331     $ (1,030)    $    690     $    673     $  16,402             --      $   5,504
Total assets........................   38,438       45,036       79,257      173,342       190,591             --        184,857
Total long-term debt (including
 current maturities)................   22,600       25,933       38,021       79,782       115,325             --        114,176
Shareholders' equity................    9,262       12,339       27,604       65,333        48,715             --         45,396
OTHER DATA:
Number of pay telephones at

 end of period......................   11,486       16,680       21,652       35,687        40,017         35,764         40,040
Capital expenditures................ $  9,002     $  7,914     $ 11,215     $  8,676     $   9,201      $   4,459      $   1,272
EBITDA(3)........................... $  7,760     $ 13,495     $ 17,449     $ 22,327     $  12,135      $   3,627      $   5,643
Adjusted EBITDA(4)..................    7,060(5)    13,495       17,449       21,189(6)     21,033(7)       3,987(8)       4,295(9)
Pro forma interest expense(10)......       --           --           --           --         8,267             --          1,960
Ratio of Adjusted EBITDA to pro
 forma interest expense(4)(10)......       --           --           --           --          2.5x             --           2.2x
                         (Footnotes on following page)

                                       38

- -------------

 (1) In December 1987, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 96, Accounting for Income Taxes. The Company adopted this Statement prospectively in 1988. In February 1992, the FASB issued SFAS 109 which supersedes SFAS 96. The

     Company adopted SFAS 109 prospectively in 1991.

 (2) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income from continuing operations plus total interest expense and one-third of rental expense) by fixed charges. Fixed charges include interest costs from continuing operations and Discontinued Operations, amortization of deferred financing costs and one-third of rental expense. The Company has assumed that one-third of rental expense is representative of the interest factor. On an historical basis, the Company's earnings available for fixed charges in 1994 and in the first quarters of 1994 and 1995 were insufficient to cover fixed charges by approximately $12.4 million, $1.5 million and $0.6 million, respectively. The Company's pro forma earnings available for fixed charges in 1994 and the first quarter of 1995 would have been insufficient to cover fixed charges by approximately $15.0 million and $1.2 million, respectively. The Company's pro forma earnings available for combined fixed charges and preferred stock dividends in 1994 and the first quarter of 1995 would have been insufficient to cover fixed charges by approximately $16.1 million and $1.5 million, respectively.

 (3) EBITDA consists of net earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent net income, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for evaluating creditworthiness.

 (4) Adjusted EBITDA is EBITDA adjusted to eliminate one-time income and expense items and the losses from the operations and disposition of the prepaid calling card and international telephone center business, but does not eliminate the compensation and fringe benefit expense included in 1994, estimated at approximately $2.8 million, associated with the reduction of the Company's work force by approximately 100 employees during 1994.

 (5) Eliminates one-time income adjustments of approximately $0.7 million for the buyout of certain of the Company's reseller agreements by one of the Company's operator service providers.

 (6) Eliminates one-time income adjustments of approximately $1.7 million resulting from certain excise, state sales and use tax refund claims and $1.2 million related to the reduction of validation, royalty and license fees.

 (7) Eliminates the 1994 Charges of approximately $4.0 million recorded for, among other things, amounts reserved for settling disputes with service providers, severance charges, lease termination charges and costs incurred in connection with an abandoned merger transaction and eliminates a one-time income adjustment of approximately $0.6 million for a contract signing bonus and volume discounts credited to the Company by one of its service providers. Does not eliminate the compensation and fringe benefit expense, estimated at approximately $2.8 million, associated with the reduction of the Company's work force by approximately 100 employees during 1994. There can be no assurance that charges similar to the 1994 Charges will not be taken in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--The 1994 Charges.'

 (8) Eliminates one time-charges of approximately $0.2 million for additional bad debt reserves and one-time income adjustments of approximately $0.6 million for a contract signing bonus and volume discounts credited to the Company by certain of its service providers.

 (9) Eliminates the reduction of telephone charges of approximately $1.3 million recorded as a result of a settlement of a dispute regarding past periods with one of the Company's operator service providers.

(10) Pro forma interest expense is presented after giving pro forma effect to the Refinancing and the application of the proceeds therefrom as though it had occurred on January 1, 1994. In accordance with generally accepted accounting principles, interest expense is after allocation of approximately $5.0 million and $1.0 million of interest expense to the prepaid calling card and international telephone center business and the Discontinued Operations for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively. Pro forma interest expense is net of interest income of $0.2 million and $0.2 million for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's results from continuing operations have been affected by (i) trends within the independent public pay telephone industry segment and the telecommunications industry generally, (ii) changes in the degree to which the Company has vertically integrated its public pay telephone business, (iii) the impact of acquisitions and (iv) the Company's former diversification strategy. In general, the independent public pay telephone industry segment operates in a dynamic environment in terms of regulation and competition. This requires management to adopt flexible approaches to industry and market trends while attempting to grow and improve the basic operating efficiency of the public pay telephone business. As a result, financial period-to-period comparisons are difficult without the following overview.

     Industry Trends

     The independent public pay telephone industry segment is highly fragmented and characterized by a large number of small providers, many of whom lack the economies of scale of the major independent public pay telephone providers, such as the Company. The industry has been consolidating as the larger providers are competing to acquire the smaller, often less profitable, companies in the industry. The Company expects this trend to continue and believes it is important to have sufficient liquidity and appropriate operating and financial flexibility to grow cash flow through acquisitions and compete in a consolidating environment. Continuing consolidation will provide opportunities to take advantage of the Company's economies of scale in its field service, collection activities and other selling, general and administrative activities, but may increase competitive pressures to pay higher commissions to Property Owners.

     Since 1992, the major operator service providers, such as AT&T and MCI, have aggressively promoted the use of access codes to encourage callers to 'dial around' the selected operator service provider at public pay telephones. Dial around calls are attractive to the caller because the caller pays the long distance rates of the operator service provider selected by the caller as opposed to the often inflated per minute rates and surcharges imposed by many operator service providers selected at public pay telephones. Prior to January 1, 1995, the Company only received a fixed amount per telephone as compensation for all interstate and, in some cases, intrastate dial around calls placed at its public pay telephones regardless of how many dial around calls were actually placed at such telephones. Currently, the Company receives a commission from AT&T on all carrier access calls accessing AT&T, including dial around calls, placed at its public pay telephones, while it continues to receive the fixed amount per telephone from other carriers. The amount for which the Company is compensated for dial around calls is substantially below the amount it is compensated for 0+ calls made at its public pay telephones. The Company has seen a steady decline in the number of 0+ calls completed at its public pay telephones which has adversely affected the Company's non-coin revenues.

     In order to address the impact of dial around calls, as well as pursue new business opportunities, the Company entered into the AT&T Agreement which provides for the Company to receive competitive commission payments for all 0+ and AT&T dial around calls. See 'Business--Public Pay Telephones-- AT&T Agreement.' As a result of the AT&T Agreement, the Company will have reduced total revenues from 0+ and AT&T access code calls going forward because the Company will receive compensation in the form of a commission from AT&T rather than receiving as revenue the total amount a caller pays for the telephone call. Similarly, there will be a reduction in the Company's telephone charges going forward due to the elimination of transmission charges, billing, collection and validation costs and bad debt expense which the Company incurred when it acted as its own operator services provider. The Company believes that the AT&T Agreement represents a better financial alternative than it might otherwise obtain in light of industry trends and also provides the benefits of a business alliance with AT&T and a more simplified financial framework for recording non-coin revenue. Furthermore, the Company believes the AT&T Agreement will enhance the reputation of the Company's public pay telephone business, as its telephones will be branded to advertise AT&T long distance service and rates. Prior to the end of the two-year term of the AT&T Agreement, the Company will evaluate whether to renew the AT&T Agreement based on market conditions and opportunities that exist at the time. There can be no assurance that the trend towards dial around calls will not continue to adversely affect the Company notwithstanding the AT&T Agreement.

     Significant trends with respect to local calls and basic access/interconnection may affect the financial results of the Company in the future. The Company expects its local access charges to decline over time as increased competition among local providers, including such new entrants as MFS Communications, compete for the large volume of local calls made through the Company's installed base of public pay telephones. The Company also believes that rates for local coin calls, which are regulated by state regulatory authorities, may increase over time in certain of the Company's major markets. The states of Illinois and Wisconsin have recently increased the maximum local coin rate from $0.25 to $0.35. In addition to an increase in per call rates, some regulatory authorities are considering timed local calls designed to place a time limit on a local coin call that when reached would require additional coins to be deposited to continue the call. Any such additional increases in local coin call rates or further implementation of timed local calls would immediately improve the profitability of local coin calls. There can be no assurance as to the occurrence of any of the foregoing.

     Impact of Vertical Integration

     Commencing in the fourth quarter of 1992, the Company began a vertical integration strategy to become its own operator service provider at a significant portion of its public pay telephones. Initially, the Company purchased the services necessary to provide its own operator services from one provider. The vendor branded the call under the Company's name and remitted to the Company a commission on each 0+ call. In order to increase the Company's profitability from a call, the Company began to purchase various services from other third party providers on more favorable terms. Commencing in the fourth quarter of 1993, the Company continued its vertical integration strategy by directly providing many of the services necessary to complete a call on its own operator services, such as using its own dedicated switching network for transmitting the call and using its own billing and collection agreements with certain LECs. The Company believed such capabilities would allow the Company to increase its profits from 0+ calls. The implementation of this vertical integration strategy led to an increase in revenues because the Company recorded the total amount the caller paid for the call rather than the commission payment received from a third party provider. During the pursuit of this strategy, the Company's expenses were also significantly higher because the Company built its own infrastructure or purchased services from third parties to provide transmission, operator time, billing, collection and validation. By mid-1994, the Company determined that the vertical integration strategy was not as profitable as expected. As a result, the Company gradually moved its long distance and operator service traffic off of its own system and began purchasing these, as well as billing and collection services, from third parties during the remainder of 1994 and the first quarter of 1995. Commencing in the second quarter of 1995, revenues and expenses for such calls will decline and will be substantially replaced by commission payments from AT&T.

     Impact of Acquisitions

     The Company completed eight acquisitions which added approximately 4,300 public pay telephones in 1992, three acquisitions which added approximately 13,600 telephones in 1993 and four acquisitions representing approximately 7,100 telephones in 1994. The seasonality of the Company's operating results have been affected by shifts in the geographic concentrations of its telephones resulting from many of such acquisitions and expenses related to the integration of acquisitions into its nationwide public pay telephone base. In recent years, the Company acquired a large number of telephones in the Northeast and Mid-Atlantic regions of the United States which the Company believes has affected the seasonality of its results. Prior to such acquisitions, the Company's operating results were lower in the second and third quarters. As a result of such acquisitions, the Company has more recently experienced lower operating results in the first and fourth quarters due to the effect of the cold weather in the Northeast and Mid-Atlantic regions on public pay telephone usage. In addition, several large acquisitions of public pay telephone assets in late 1993 and 1994 led to anticipated and unanticipated expenses associated with integrating the acquired public pay telephones into the Company's nationwide network. Examples of such expenses include costs associated with merging and upgrading management information systems, costs of transferring phones over to the Company's operations, additional and duplicative employee costs during the transition period and the investment required for equipment upgrades.

     Impact of Former Diversification Strategy

     In 1993 and 1994, the Company pursued a strategy of entering complementary niche telecommunications businesses, such as prepaid calling card and international telephone centers and cellular telephone rental operations, in an effort to enhance its long-term growth opportunities and diversify its business. The capital requirements and management attention required by these operations diverted the Company from its core public pay telephone business and adversely affected its operating results. These businesses were essentially start-up in nature, required substantial investments of capital and devotion of management and employee resources. Efforts to develop these businesses strained Company resources, in particular in 1994 when the Company was integrating several significant public pay telephone acquisitions. In December 1994, the Company decided to divest itself of these businesses. The Company sold its prepaid calling card business in February 1995 and is currently pursuing alternatives to divest the Discontinued Operations and the international telephone center operations. Management believes that results of continuing operations during 1994 were adversely affected by this diversification strategy. There can be no assurances that the Company will be successful in divesting itself of the Discontinued Operations and the international telephone center operations.

RESULTS OF OPERATIONS

     The following discussion and analysis compares the year ended December 31, 1992 to the year ended December 31, 1993 and the year ended December 31, 1993 to the year ended December 31, 1994, as well as the quarter ended March 31, 1994 to the quarter ended March 31, 1995, and should be read in conjunction with the restated consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The financial results discussed below relate to continuing operations which primarily consist of the public pay telephone business.

     The Company primarily derives its revenues from coin and non-coin calls. Coin revenue is generated exclusively from calls made by depositing coins in the Company's public pay telephones. Non-coin revenue is derived from calling card calls, credit card calls, collect calls and third party billed calls.

     Operating expenses include telephone charges, commissions, field service and collection expenses and selling, general and administrative expenses. Telephone charges consist of local line charges to LECs which include costs of basic service and transport of local coin calls, long distance transmission charges and network costs and billing, collection and validation costs. Commissions represent payments to Property Owners for revenues generated by public pay telephones located on their properties. Field service and collection expenses represent the costs of servicing and maintaining the telephones on an ongoing basis, costs of collecting coin from the telephones, and other related operational costs. Selling, general and administrative expenses primarily consist of payroll and related costs, legal and other professional fees, promotion and advertising expenses, property, gross receipt and certain other taxes, corporate travel and entertainment, and various other expenses.

     Depreciation is based on the cost of the telephones, booths, pedestals, and other enclosures, related installation costs and line interconnection charges and is calculated on a straight-line method using a ten-year useful life. Amortization is primarily based on acquisition costs including location contracts, goodwill and non-competition provisions and is calculated on a straight-line method using estimated useful lives ranging from five to 20 years.

     The following table, which relates to the consolidated continuing operations (which consist primarily of the public pay telephone business), sets forth certain financial results as a percentage of total revenues for the periods discussed below.



                                                                                                     QUARTER ENDED
                                                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                            -------------------------------    ------------------------
                                                            1992       1993          1994            1994        1995
                                                           -----      -----         -----           -----       -----
                                                                                 (RESTATED)     (RESTATED)    (RESTATED)
Revenues:

  Coin calls..............................................   61.9%      71.3%        69.5%         71.1%         69.4%
  Non-coin calls..........................................   37.5       28.0         29.0          27.7          30.1
  Service and other.......................................    0.6        0.7          1.5           1.2           0.5
                                                            -----      -----     ----------    ----------    ----------
       Total revenues.....................................  100.0      100.0        100.0         100.0         100.0
                                                            -----      -----     ----------    ----------    ----------
Costs and expenses:

  Telephone charges.......................................   31.0       23.2         36.2          33.1          31.0
  Commissions.............................................   20.8       22.1         20.6          19.4          22.9
  Field service and collection............................   13.7       15.1         16.3          19.6          16.9
  Depreciation and amortization...........................   13.8       16.3         16.8          16.4          17.3
  Selling, general and administrative.....................   10.1        9.3         11.4          10.6           8.6
  Interest expense........................................    3.7        3.2          4.7           3.9           5.4
  Loss from operations of prepaid calling card and

     international telephone centers......................     --        2.2          1.6           2.9            --
  Loss on disposal of prepaid calling card and
     international telephone centers......................     --         --          3.2            --            --
                                                            -----      -----     ----------    ----------    ----------
       Total costs and expenses...........................   93.1       91.4        110.8         105.9         102.1
                                                            -----      -----     ----------    ----------    ----------
Income (loss) from continuing operations before taxes.....    6.9        8.6        (10.8)         (5.9)         (2.1)
(Provision for) benefit from income taxes.................   (2.5)      (3.2)         4.1           1.9           0.8
                                                            -----      -----     ----------    ----------    ----------
Income (loss) from continuing operations..................    4.4%       5.4%        (6.7)%        (4.0)%        (1.3)%
                                                            -----      -----     ----------    ----------    ----------
                                                            -----      -----     ----------    ----------    ----------

     Preliminary results for the first two months of the second quarter of 1995 indicate a decline in total shareholders' equity of approximately $403,000 attributable to losses from continuing operations before taxes of approximately $531,000, offset by $128,000 in additional paid-in-capital from option exercises and a change in the calculation of interest on notes payable from officers and directors of the Company. The Company expects a decline in total shareholders' equity for the last month of the second quarter attributable to continuing losses from continuing operations before taxes. The Company believes the losses from continuing operations before income taxes for the first two months of the second quarter of 1994 to be approximately the same as that for 1995. At May 31, 1995, net current assets of the Company would have decreased by approximately $80.9 million to approximately $(75.3) million as compared with March 31, 1995 reflecting the reclassification of debt which as of May 31, 1995 was due within 12 months from long-term debt to short-term debt.

QUARTER ENDED MARCH 31, 1995 COMPARED TO QUARTER ENDED MARCH 31, 1994

Revenues

     Coin revenue represented approximately 69.4% and 71.1% of total revenues from continuing operations for the quarters ended March 31, 1995 and 1994, respectively. Coin revenue increased 6.7% to $19.1 million during the quarter ended March 31, 1995 compared to the same period in 1994. This revenue growth was primarily attributable to growth in the Company's installed base of public pay telephones. The Company's installed public pay telephone base increased to approximately 40,000 at March 31, 1995 from approximately 35,700 at March 31, 1994. The decline in coin revenues per telephone was primarily attributable to the addition of telephones between periods having a lower average coin revenue per telephone than did the Company's installed base during the first quarter of 1994. The Company believes that the number of coin calls made at its public pay telephones may decrease over time. The Company believes, that among other things, this decrease will be primarily attributable to more public pay telephones in closer proximity to the Company's telephones, alternative methods of calling such as wireless technologies and increased usage of prepaid calling cards.

     Non-coin revenue represented approximately 30.1% and 27.7% of total revenues from continuing operations for the quarters ended March 31, 1995 and 1994, respectively. For the quarter ended March 31, 1995, revenues from non-coin calls increased 18.7% to approximately $8.3 million, compared to the quarter ended March 31, 1994. The increase was primarily attributable to the increase in the Company's installed base of public pay telephones described above and the increase in the number of calls completed through the Company's private label operator service program during the quarter ended March 31, 1995, compared to the same period in 1994.

     The Company records the total amount the end user pays for the call (net of taxes) as revenue when the call is completed through the Company's private label operator service. In contrast, the Company records as revenue the amount it receives from the third-party operator service provider which represents a negotiated percentage of the total amount the caller pays for the call. The Company used its private label operator service or a third party operator service provider based on which service the Company believes netted it the highest gross margin from the call. Operating Expenses

     Total operating expenses were approximately 79.4% and 82.7% of total revenues from continuing operations for the quarters ended March 31, 1995 and 1994, respectively. Telephone charges decreased as a percentage of total revenues from continuing operations to 31.0% for the quarter ended March 31, 1995, compared to 33.1% for the same period in 1994. Telephone charges for the 1995 quarter include a reduction of interexchange carrier expenses related to a settlement with a service provider for certain billing errors and underpayment of operator service revenue of approximately $1.3 million. This reduction was offset by an increase in telephone charges as a result of the increase in the installed public pay telephone base and an increase in the number of calls completed through the Company's private label operator service program during the quarter ended March 31, 1995, compared to the same period in 1994. The Company pays the costs incurred to transmit, bill, collect and validate the call when the call is completed through its private label operator services. In contrast, the Company incurs no such cost when a third party operator service provider completes the call. Telephone charges for the 1994 quarter included one-time income adjustments of approximately $0.6 million for a contract signing bonus and volume discounts credited to the Company by certain of its service providers.

     Commissions as a percentage of total revenues from continuing operations were approximately 22.9% and 19.4% for the quarters ended March 31, 1995 and 1994, respectively. The increase in commissions as a percentage of revenues was primarily attributable to higher commission rates paid in connection with the recently obtained Atlanta Hartsfield International Airport account.

     Field service and collection expenses as a percentage of total revenues from continuing operations was 16.9% and 19.6% for the first quarter of 1995 and 1994, respectively. The decrease in these expenses was primarily attributable to the Company's efforts to reduce operating expenses which were commenced in June 1994 and included the downsizing of the Company's field personnel. Selling, general and administrative expenses decreased to 8.6% of total revenues from continuing operations in the 1995 first quarter versus 10.6% for the 1994 first quarter. The decrease in selling, general and administrative expenses was primarily attributable to the cost reduction plan and reengineering efforts commenced by the Company in June 1994.

     Depreciation and Amortization

     Depreciation and amortization increased to $4.7 million for the quarter ended March 31, 1995, compared to $4.1 million for the same period in 1994. The increase in depreciation and amortization is primarily attributable to increases in the number of installed public pay telephones that resulted from acquisitions during 1994. Depreciation and amortization as a percentage of total revenues from continuing operations increased to 17.3% during the first quarter of 1995 compared to 16.4% for the first quarter of 1994. This increase was primarily attributable to the increase in the number of acquired public pay telephones and the decrease in coin revenue noted above.

     Interest Expense

     In the first quarter of 1995, interest expense increased 49.5% to $1.5 million. The increase was primarily attributable to increased bank borrowings under the Prior Credit Agreement. In addition, the Company experienced higher interest rates under the Prior Credit Agreement during 1995 which is consistent with overall increases in market interest rates.

     Provision for Income Taxes

     The Company's benefit from income taxes decreased approximately $0.2 million for the quarter ended March 31, 1995 from the 1994 period primarily due to a loss from continuing operations before taxes of approximately $0.6 million in the first quarter of 1995, compared to a loss from continued operations before taxes of approximately $1.5 million for the first quarter of 1994.

     Net Loss from Continuing Operations

     The Company had a net loss from continuing operations of approximately $0.4 million for the quarter ended March 31, 1995 compared to a net loss from continuing operations of approximately $1.0 million for the same period in 1994.

     Extraordinary Item

     The Company had an extraordinary loss from the write-off of deferred financing costs associated with the early extinguishment of debt of approximately $2.9 million, net of the related income tax benefit of $1.7 million.

     Earnings Before Interest, Taxes, Depreciation and Amortization

     EBITDA from continuing operations increased by approximately $2.0 million to $5.6 million for the quarter ended March 31, 1995, compared to the same period in 1994. This increase was primarily attributable to the growth in the Company's installed base of public pay telephones and the decrease in telephone charges as a percentage of revenue as a result of the settlement with a service provider mentioned above, which was partially offset by the increase in commission expense noted above.

     YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

     Revenues

     Coin revenue represented approximately 69.5%, 71.3% and 61.9% of total revenues from continuing operations for the years ended December 31, 1994, 1993 and 1992, respectively. Coin revenue increased 40.3% to $79.4 million in 1994, compared to 1993. This revenue growth was primarily attributable to growth in the Company's installed base of public pay telephones. The Company's installed public pay telephone base increased to approximately 40,000 in 1994 up from approximately 35,700 in 1993. The increase in the Company's 1994 revenues was also attributable to the inclusion of approximately 11,600 public pay telephones from the asset acquisition of Ascom Communications, Inc. for a full year in 1994 versus approximately two months in 1993. Coin revenue increased 28.1% to $56.6 million in 1993, compared to 1992. This increase was primarily attributable to the growth in the Company's installed base of public pay telephones which increased to approximately 35,700 in 1993 from approximately 21,700 in 1992.

     Non-coin revenue represented approximately 29.0%, 28.0% and 37.5% of total revenues from continuing operations in 1994, 1993, and 1992, respectively. In 1994, revenues from non-coin calls increased by 48.6% to $33.1 million, compared to 1993. The increase was primarily attributable to the increase in the Company's installed base of public pay telephones described above.

     Non-coin revenue decreased by 17.1% to $22.2 million in 1993, compared to 1992. This decrease was primarily attributable to a decrease in the percentage of total non-coin calls completed through the Company's private label operator service program. In 1993, the Company sent a substantially larger percentage of its non-coin calls to third-party operator service providers compared to 1992. In addition, in 1993, the Company experienced a significant decline in the number of non-coin calls for which it received compensation compared to 1992. The Company also experienced a similar decline in 1994 compared to 1993. The Company primarily attributes the overall decline to the successful advertising campaigns of the large operator service providers, such as AT&T and MCI, which encourage public telephone users to dial access codes to 'dial around' the selected operator service providers at public pay telephones.

     Operating Expenses

     Total operating expenses were approximately 84.5%, 69.7% and 75.6% of total revenues from continuing operations for the years ended December 31, 1994, 1993 and 1992, respectively. Telephone charges increased by 124.3% to $41.3 million in 1994. This increase was primarily attributable to (1) the increase in the installed public pay telephone base and (2) the increase in the number of calls completed through the Company's private label operator service program during 1994 compared to 1993. The Company pays the costs incurred to transmit, bill, collect and validate the call when the call is completed through its private label operator service program. In contrast, the Company incurs no such cost when a third party operator service provider completes the call. In 1993, the Company recorded a refund of telephone charges owed to the Company related to overcharging of carrier costs and the underpayment of operator service revenues by certain vendors. Despite its ongoing negotiations with such vendors, as of December 31, 1994, due to the length of time elapsed since the original claims and the uncertainty as to the realizability of these refund claims, the Company fully reserved these amounts by a charge of approximately $1.2 million. In addition, the Company recorded approximately $0.4 million of other reserves. Telephone charges in 1993 were reduced by approximately $1.7 million for certain excise, state sales and use tax refunds. In addition, 1993 telephone charges included a one-time reduction of validation, royalty and license fees, among other things, of approximately $1.2 million related to the settlement of a dispute with a service provider. The decrease in telephone charges of 17.0% in 1993 compared to 1992 was also attributable to an increase in the percentage of total calls completed by third-party operator service providers.

     Commissions as a percentage of total revenues from continuing operations were approximately 20.6%, 22.1% and 20.8% for the years ended December 31, 1994, 1993 and 1992, respectively. Commissions have remained relatively consistent despite the increased competition and increased commission rates for new or renewal contracts. The Company has been able to maintain its commissions as a percentage of revenue in part because it has balanced its growth in the national account area where commission percentages are the most competitive with the individual or smaller accounts where commission percentages are not as competitive.

     Field service and collection expenses as a percentage of total revenues from continuing operations were approximately 16.3%, 15.1% and 13.7% for the years ended December 31, 1994, 1993 and 1992, respectively. The amount of these expenses increased primarily due to (1) additional operations personnel and vehicle costs and rent expense associated with assimilating acquired public pay telephones into the Company's existing network and (2) costs associated with instituting a refurbishing program undertaken to improve the condition of the Company's telephones. The Company currently expects that field service and collection expenses as a percentage of revenue should remain relatively constant over the next twelve months. Selling, general and administrative expenses increased to 11.4% of total revenues from continuing operations (or $13.0 million) versus 9.3% in 1993 and 10.1% in 1992. As part of the 1994 Operational Restructuring, the Company reduced its work force by approximately 100 people during 1994. In 1994, selling, general and administrative expenses included approximately $1.6 million in one-time charges which include, among other things, amounts reserved for settling disputes with service providers, severance charges, lease termination charges and costs incurred in connection with an abandoned merger transaction.

     Depreciation and Amortization

     Depreciation and amortization increased to $19.2 million from $13.0 million in 1993 and $9.9 million in 1992. The increases in depreciation and amortization are primarily attributable to increases in the number of installed public pay telephones that resulted from acquisitions during 1993 and 1994. Depreciation and amortization as a percentage of total revenues from continuing operations remained relatively consistent at 16.8% and 16.3% for 1994 and 1993, respectively. A significant factor in the relative consistent percentage was the change during the fourth quarter of 1993 in the Company's depreciation policy to recognize the extended estimated service life of its public pay telephones from seven to ten years offset by an increase in the number of acquired public pay telephones. This change in estimate resulted in a decrease in depreciation expense of approximately $3.8 million during 1994.

     Interest Expense

     In 1994, interest expense increased 112.1% to $5.3 million. The increase was primarily attributable to increased bank borrowings under the Prior Credit Agreement from $67.5 million at December 31, 1993 to $100.2 million at December 31, 1994. The additional borrowings in 1994 under the Company's line of credit include approximately $16.6 million used for public pay telephone acquisitions and $16.1 million used for working capital purposes, which included a portion related to the funding of the prepaid calling card and international telephone center operations and the Discontinued Operations. In addition, the Company experienced higher interest rates under the Prior Credit Agreement during 1994 consistent with overall increases in market interest rates. Interest expense decreased 4.8% in 1993 to $2.5 million, compared to 1992. This decrease is primarily attributable to lower interest rates in 1993 compared to 1992 and the temporary decrease in the Prior Credit Agreement resulting from the use of approximately $14.0 million of proceeds from the Company's August 1993 common stock offering. This was partially offset by the overall increase in the Company's bank borrowings to $67.5 million at December 31, 1993 from $32.5 million at December 31, 1992.

     Provision for Income Taxes

     The Company's provision for income taxes increased $7.3 million in 1994 primarily due to a loss from continuing operations before taxes of approximately $12.4 million, compared to income from continued operations before taxes of approximately $6.9 million in 1993. The Company's provision for income taxes increased $0.8 million in 1993 compared to 1992 due to an increase in the Company's effective tax rate from 36.1% to 37.7% as a result of higher average state and local tax rates resulting from increased earnings in jurisdictions with higher taxes.

     Income (loss) from Continuing Operations

     The Company had a loss from continuing operations of approximately $7.6 million in 1994 compared to income from continuing operations of approximately $4.3 million in 1993. The loss from continuing operations included approximately $2.7 million of one-time charges. The 1994 net loss from continuing operations also included a provision of approximately $2.3 million for the estimated impairment of asset value and losses for January 1, 1995 through the divestiture date for the prepaid calling card and international telephone center operations. In 1993, income from continuing operations included approximately $1.8 million in one-time income.

     Earnings Before Interest, Taxes, Depreciation and Amortization

     EBITDA from continuing operations decreased by $10.2 million to $12.1 million in 1994. The decrease was primarily attributable to approximately $4.0 million of one-time charges which includes the $1.6 million of one-time charges in telephone charges, the $1.6 million of one-time charges in selling, general and administrative expenses discussed above and $0.8 million of one-time charges in various other categories. It was also attributable to those matters discussed under '--Overview' above. In addition, 1993 continuing operations included approximately $2.9 million of one-time income. EBITDA increased $4.9 million in 1993 to $22.3 million compared to 1992. This increase in EBITDA was primarily attributable to the Company's growth of its installed public pay telephone base and the one-time income discussed above.

THE 1994 CHARGES

     The 1994 Charges are comprised of (1) approximately $0.6 million related to a write-off of a receivable due from an operator services provider because of the provider's overcharging of carrier costs and underpayment of operator service revenues, (2) approximately $0.5 million related to write-off of a receivable due from a LEC attributed to the underpayment of compensation under various compensation plans, (3) approximately $0.3 million related to reserves for commission payments resulting from differences in contract interpretations,
(4) approximately $0.3 million related to the settlement of an indemnifiable claim in connection with a public pay telephone acquisition as a result of the insolvency of a former shareholder of the acquired company, (5) approximately $0.3 million related to severance costs incurred in connection with employee lay-offs, (6) approximately $0.3 million of lease termination expenses, (7) approximately $0.2 million for additional reserves related to the collection of
     Dial Around Compensation, (8) approximately $0.2 million for additional reserves related to the collection of certain excise, state and local sales and use tax refunds, (9) approximately $0.2
                                       48
million of additional reserves related to the write-off of various receivables,
(10) approximately $0.2 million related to legal and other failed merger costs incurred in connection with a proposed merger transaction, (11) approximately $0.2 million as a result of a change in prepaid expense policy,
(12) approximately $0.2 million related to phone damage experienced in New York during the fourth of July holiday, (13) approximately $0.1 million for estimated liabilities related primarily to sales tax audits of prior years of which the Company received notification in 1994, (14) approximately $0.1 million related to shareholder litigation expenses, (15) approximately $0.2 million related to the establishment of liabilities for miscellaneous items, and (16) approximately $0.1 million of charges related to the write-off of costs incurred with prior year acquisitions. Based upon the facts and circumstances surrounding each of these items, management believes these charges are one-time charges, however, there can be no assurance that similar charges will not occur again in the future.

LIQUIDITY AND CAPITAL RESOURCES

     During 1994, the Company financed its operations and growth primarily from operating cash flow and borrowings under the Prior Credit Agreement. For the year ended December 31, 1994, the Company's operating cash flow was $(2.2) million as compared to $20.1 million in 1993 and $11.2 million in 1992. During the first quarter of 1995, the Company financed its operations primarily from operating cash flow. For the quarter ended March 31, 1995, the Company's operating cash flow was $1.0 million.

     The Company's working capital was approximately $5.5 million, with a current ratio of 1.10 to 1, at March 31, 1995. This is compared to working capital of $16.4 million and a current ratio of 1.38 to 1 at December 31, 1994. The decrease in the Company's working capital and current ratio was primarily attributable to an additional $10.9 million of debt repayments due within 12 months of March 31, 1995, as compared to December 31, 1994.

     Capital expenditures decreased to approximately $1.3 million in the quarter ended March 31, 1995 from approximately $4.5 million in the same period in 1994. This decrease was a result of the Company's implementation of tighter controls and the more efficient utilization of its existing inventory and the lack of expenditures related to the vertical integration of the Company's public pay telephone business as compared to the 1994 first quarter.

     The net proceeds from the sale of the Old Notes in July 1995 were used, together with the net proceeds of the Preferred Stock Investment, to fully repay the Prior Credit Agreement, which required monthly principal reductions of $1.5 million through maturity on May 31, 1996. The purpose of the Refinancing is to extend the maturity of the Company's long-term debt to reflect the long-term nature of the Company's assets and provide the Company with greater financial and operating flexibility. The Prior Credit Agreement has been amended significantly since early 1994 as a result of the Company's financing requirements and non-compliance with certain financial covenants contained therein. As of February 1994, the Prior Credit Agreement was amended and restated principally for the purpose of increasing availability thereunder from $70.0 million to $125.0 million. The February 1994 amendment provided the Company with additional borrowing capacity to take advantage of growth opportunities in its industry. Borrowings under the Prior Credit Agreement bore interest throughout 1994 at the rate of (i) 1.25% over the greater of prime or the federal funds rate plus 0.5% or (ii) 2.5% over LIBOR, at the option of the Company.

     As a result of operating losses, including losses from the Discontinued Operations, the Company was not in compliance with certain of the financial covenants in the Prior Credit Agreement as of the end of the second quarter of 1994 and was required to obtain waivers from its lenders. As a result of further operating losses, including further losses from the Discontinued Operations, the Company was not in compliance with certain of the financial covenants in the Prior Credit Agreement as of December 31, 1994. As a result of the restatement of the March 31, 1994 quarterly financials, the Company was not in compliance with certain restrictive covenants contained in the Prior Credit Agreement, which non-compliance was waived by the lenders. The Prior Credit Agreement was amended on March 22, 1995 to (i) reduce the size of the Prior

Credit Agreement to $100.0 million, (ii) shorten the maturity of the Prior Credit Agreement from February 17, 1998 to May 31, 1996 and provide for monthly principal payments of $1.5 million commencing May 1, 1995 and (iii) amend the covenants in the Prior Credit Agreement to make them less restrictive through the end of 1995. During the second quarter of fiscal 1995, due in part to a dispute regarding ACI's indemnification obligations to the Company and to conserve cash in light of the Company's working capital requirements and amortization obligations under the Prior Credit Agreement, the Company had not made certain payments under notes payable issued in connection with the acquisition of ACI. In May 1995, ACI and AHI commenced litigation in respect of these and other matters. In June 1995, the Company entered into a settlement of such litigation and used a portion of the net proceeds from the sale of the Notes to repay a note payable owing to ACI issued in connection with the settlement. See 'Business--Legal Proceedings' and 'Use of Proceeds.' As a result of the foregoing, the report of the Company's independent accountants on the Company's consolidated financial statements appearing in this Prospectus, which was issued as of a date prior to the consummation of the Refinancing, contains an explanatory paragraph relating to the Company's ability to continue as a going concern, as described in Note 18 to the Company's consolidated financial statements appearing elsewhere herein.

     The Prior Credit Agreement was replaced by the Credit Agreement in connection with the Refinancing. Borrowings under the Credit Agreement bear interest at the rate of (i) 1.5% over the greater of prime or the federal funds rate plus 0.5% or (ii) 3.0% over LIBOR, at the option of the Company, and will be available under a borrowing base formula which takes into account the Company's eligible accounts receivable and eligible installed pay telephones. The Credit Agreement is secured by substantially all of the Company's assets and contains various financial covenants. See 'Description of the Credit Agreement.'

     The Company relies on the Credit Agreement to supplement its working capital requirements. As a result of the Refinancing, the Company has significant additional interest expense. Based upon current expectations, the Company believes that cash flow from operations, together with amounts which may be borrowed under the Credit Agreement, will be adequate for it to meet its working capital requirements, pursue its business strategy and service its obligations in respect of the Notes, although there can be no assurance that it will be able to do so.

ASSETS HELD FOR SALE

     Included in 'Assets Held for Sale' are the net assets of the prepaid calling card and international telephone center operations. In December 1994, the Company's Board of Directors approved a plan to sell the assets related to these businesses.

     During February 1995, the Company sold its prepaid calling card business to Global Link for approximately $6.3 million. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly, and shares of common stock of Global Link. As a result of the February 1995 transaction, and because of a drafting error discovered in May 1995 that did not reflect the intentions of the parties, the Company's interest in the outstanding common stock of Global Link was 28.8% instead of the intended 19.99%. To correct this error, the Company has reduced its share ownership to the intended 19.99% level. For financial accounting purposes, the net gain of approximately $3.4 million will be deferred until cash on the promissory note is received. The 1994 financial statements include losses before income taxes of approximately $2.1 million for the period from January 1, 1994 through February 15, 1995, the divestiture date. The Global Link investment will be accounted for under the equity method of accounting subsequent to the divestiture date. Accordingly, the 1994 results of operations have been segregated and are reported as a separate component of income from continuing operations.

     Global Link was founded in March 1994 and is at an early stage of development with limited operational history. As a result, Global Link's business and operations are subject to all the risks associated with the establishment or formation of a new business enterprise. It is anticipated that Global Link will require significant capital resources, however, the Company has no intention or obligations to fund any capital requirements. While the Company believes it will recover all amounts due from Global Link there can be no assurance that the Company will realize amounts due or realize significant value from its equity investment.

     The Company is in the process of divesting itself of its international telephone center and has recorded a provision for the estimated impairment of asset values of approximately $3.4 million. See Note 15 to the accompanying consolidated financial statements included elsewhere in this Prospectus.

DISCONTINUED OPERATIONS

     During December 1994, in an effort to return its focus to its core public pay telephone business, the Company's Board of Directors approved the divestiture of its inmate telephone and cellular telephone rental operations. Accordingly, operating results and cash flows for those businesses have been segregated and reported as discontinued operations.

     The Company is in the process of divesting these business segments and has recorded provisions for the estimated impairment of asset values and losses from January 1, 1994 through the estimated divestiture date for its inmate telephone and cellular telephone rental operations after income taxes of approximately $2.0 million and $8.7 million, respectively. The inmate telephone industry has become increasingly competitive. This increased competition could result in increased commission rates and loss of market share which could have an adverse effect on the operating results of the Company's inmate telephone business. See 'Business--Discontinued Operations' and Note 16 to the accompanying consolidated financial statements included elsewhere in this Prospectus.

     The following combining tables set forth the net assets and liabilities and results of the Discontinued Operations (dollars in thousands):

                                                                                      AS OF DECEMBER 31, 1994
                                                                               -------------------------------------
                                                                                              PTC
                                                                               INMATE     CELLULAR, INC.     TOTAL
                                                                               -------    --------------    --------
Current assets and liabilities, net.........................................   $   151    $    (2,969)      $ (2,818)
Fixed assets, net...........................................................    11,379          6,667         18,046
Other long-term assets and liabilities, net.................................     7,441          3,111         10,552
                                                                               -------    --------------    --------
                                                                               $18,971    $     6,809       $ 25,780
                                                                               -------    --------------    --------
                                                                               -------    --------------    --------

                                                                                        FOR THE YEAR ENDED
                                                                                         DECEMBER 31, 1994
                                                                               -------------------------------------
                                                                                               PTC
                                                                               INMATE     CELLULAR, INC.     TOTAL
                                                                               -------    --------------    --------
Revenues....................................................................   $42,428    $    11,581       $ 54,009
                                                                               -------    --------------    --------
Income (loss) from discontinued operations before income taxes..............       844         (6,253)        (5,409)
Loss on disposal............................................................    (4,054)        (1,380)        (5,434)
                                                                               -------    --------------    --------
Total net loss on discontinued operations before income taxes...............    (3,210)        (7,633)       (10,843)
Benefit from (provision for) income taxes...................................     1,204         (1,113)            91
                                                                               -------    --------------    --------
Net loss from discontinued operations.......................................   $(2,006)   $    (8,746)      $(10,752)
                                                                               -------    --------------    --------
                                                                               -------    --------------    --------
EBITDA......................................................................   $ 5,097    $    (3,001)      $  2,096
                                                                               -------    --------------    --------
                                                                               -------    --------------    --------

                                       51

                                   BUSINESS

     The Company believes that it is the largest independent operator of public pay telephones in the United States on the basis of the number of public pay telephones in service. Since installing its first public pay telephone in 1985, the Company's core public pay telephone business has grown rapidly to an installed base, as of March 31, 1995, of 40,040 public pay telephones in 41 states and the District of Columbia. The Company's nationwide presence in the public pay telephone market makes it an attractive supplier of public pay telephone services to national and regional accounts, as compared with small competitors and LECs.

     The Company owns, operates, services and maintains a system of independent public pay telephones. Its public pay telephone business generates revenues from coin calls and non-coin calls, such as calling card, credit card, collect and third party billed calls made from its telephones. Since January 1990, the Company has acquired over 33,000 public pay telephones from 27 independent public pay telephone providers. The Company also expands its base of public pay telephones with its own marketing staff by obtaining contracts for new locations where it believes there will be significant demand for public pay telephone service, such as convenience stores, grocery stores, service stations, shopping centers, hotels, restaurants, airports and truck stops. The Company has been able to acquire and develop national corporate accounts which, as of March 31, 1995, included 7-Eleven (2,528 telephones), Emro Marketing Company, a subsidiary of Marathon Oil (2,058 telephones), Vons Supermarkets (761 telephones) and Safeway Stores (420 telephones).

BUSINESS STRATEGY

     The Company's business objective is to focus on its core public pay telephone business and grow operating cash flow by continuing to expand its installed base of public pay telephones. The Company seeks to achieve this objective through the following strategies:

     Growth Through Selective Acquisitions. The Company believes that growth through selective acquisitions is desirable because it increases the Company's geographic presence and concentration and typically generates more predictable revenues than new public pay telephone installations. In general, the Company has been able to acquire public pay telephones at prices that it considers attractive because smaller providers frequently lack the economies of scale that the Company enjoys. When acquired telephones are integrated into the Company's national system, the Company is often able to operate such telephones profitably, or more profitably than the seller, because of its economies of scale. The Company intends to utilize its size and experience in integrating public pay telephone acquisitions in an effort to capitalize on the consolidation trend in the industry.

     Growth Through New Installations. The Company is seeking to increase its internal growth by marketing its public pay telephones to new and existing accounts within its current markets. The Company believes that its nationwide presence makes it an attractive supplier of public pay telephone services for national corporate accounts by offering these accounts a consistent level of service and reducing the time, administration and costs associated with utilizing multiple providers. The Company is attempting to balance its national corporate account marketing efforts by expanding its regional and local sales efforts, where competition for accounts tends to be less competitive. It has hired or is in the process of hiring regional sales managers in New York, the Mid-Atlantic region, Florida, Texas, the Mid-West region and California, where the Company has significant concentrations of public pay telephones.

     Superior Level of Customer Service. The Company attempts to provide the highest quality service in the industry and establish strong relationships with its customers. The Company provides quality service through the use of 'smart' microprocessor-equipped telephones, a sophisticated management information system and a highly trained service and support staff. The Company's advanced telephone technology allows for exact records of telephone activity, tracking of revenues which can be easily verified by its customers and rapid response (typically within 24 hours) to repair malfunctions and service equipment.

     Realize Economies of Scale and Maximize Operating Efficiencies. By growing its public pay telephone business, the Company intends to benefit from the realization of further economies of scale in field service, collection and other selling, general and administrative activities. The Company's existing infrastructure permits it to add new public pay telephones in its existing markets without significant incremental operating costs. Furthermore, as a high-volume consumer of long distance service (approximately 17 million minutes per month), the Company has been able to negotiate favorable terms from AT&T and other operator service providers and interexchange carriers. The Company's 'smart' public pay telephones, management information systems and trained service and support staff have permitted it to achieve savings in the cost of telephone repair and maintenance.

PUBLIC PAY TELEPHONE INDUSTRY OVERVIEW

     According to a report by the North American Telecommunications Association entitled 1993/1994 Telecommunications Market Review & Forecast, calls made from public pay telephones are estimated to represent approximately seven billion dollars in annual revenues to the United States telecommunications industry. Public pay telephones may be owned or operated by LECs or by independent public pay telephone operators. The Company believes that currently there are approximately 2.1 million public pay telephones operated in the United States, of which approximately 1.8 million are owned by LECs and approximately 300,000 by independent public pay telephone companies.

     Today's telecommunications marketplace was principally shaped by the 1984 ruling of the United States District Court for the District of Columbia in the well-documented Bell System antitrust divestiture case, United States v. American Telephone & Telegraph Company. The AT&T divestiture created various business opportunities in the telecommunications industry. In 1985, the FCC and thereafter 45 state public service commissions followed this initiative by authorizing the connection of competitive or independently-owned public pay telephones to the public switched network. Prior to that time, the Bell System and other monopoly LECs owned all public pay telephones in the United States.

     As part of the AT&T divestiture, the United States was divided into geographic areas known as Local Access and Transport Areas or LATAs. The larger LECs (the ones owned by the RBOCs and GTE) provide telephone service that both originates and terminates within the same LATA ('intraLATA traffic') pursuant to tariffs filed with and approved by state regulatory authorities. These LECs are generally prohibited from offering or deriving revenues or income from interexchange services between LATAs. In addition, most state regulatory authorities require LECs to provide local access line service to independent public pay telephone companies. See '--Regulation.' Until recently, the Company could only obtain local exchange services from the LECs, but this has begun to change as various local and intraLATA competitors have been authorized to provide local exchange service. The Company is beginning to test such local service options. These options should result in lower costs and improved service for the Company in the test markets.

     Long distance companies such as AT&T, MCI and Sprint Corporation ('Sprint') provide service between LATAs ('interLATA traffic') and, in some circumstances, may also provide long distance service within LATAs. An interLATA long distance telephone call generally begins with an originating LEC transmitting the call from the originating telephone to a point of connection with a long distance carrier. The long distance carrier, through its owned or leased switching and transmission facilities, transmits the call across its long distance network to the LEC serving the local area in which the recipient of the call is located. This terminating LEC then delivers the call to the recipient.

     Prior to 1987, coin calls were the sole source of revenue for independent public pay telephone operators. Long-distance calling card and collect calls from these public pay telephones were handled exclusively by AT&T. All revenue, except the coins deposited in public pay telephones, went to AT&T rather than the owner of the public pay telephone. Beginning in 1987, a competitive operator service system developed which allowed operator service providers, including other long distance companies such as MCI and Sprint, to handle this traffic and to offer independent public pay telephone companies commissions for directing operator assisted or calling card calls to them.

PUBLIC PAY TELEPHONES

     As of March 31, 1995, the Company's public pay telephone system consisted of 40,040 public pay telephones located in 41 states and the District of Columbia. The following chart sets forth certain approximate information with respect to the locations of the Company's public pay telephones as of March 31, 1995:


                                                                   PUBLIC PAY   PERCENTAGE
STATE                                                              TELEPHONES     OF TOTAL
- -----                                                              ----------   -----------
Florida..........................................................       8,479         21.2%
New York.........................................................       6,723         16.8
California.......................................................       4,515         11.3
Texas............................................................       2,463          6.2
Maryland.........................................................       2,039          5.1
Virginia.........................................................       1,874          4.7
Georgia..........................................................       1,767          4.4
Pennsylvania.....................................................       1,486          3.7
Tennessee........................................................       1,469          3.7
Louisiana........................................................       1,372          3.4
North Carolina...................................................       1,097          2.7
Ohio.............................................................         926          2.3
South Carolina...................................................         840          2.1
Other states.....................................................       4,990         12.4
                                                                      -------        -----
  Total..........................................................      40,040        100.0%
                                                                      -------        -----
                                                                      -------        -----

     The Company's public pay telephone business primarily generates revenues from coin and non-coin calls. Non-coin calls include calling card, credit card, collect and third party billed calls made from its telephones.

     Coin Calls

     Substantially all of the Company's public pay telephones accept coins as payment for local or long-distance calls and can also be used to place local or long distance non-coin calls. The Company's public pay telephones generate coin revenues primarily from local calls. In all of the territories in which the Company's public pay telephones are located, the Company charges the same rates for local coin calls as does the LEC; in most territories that charge is $0.25, although a limited number of jurisdictions such as Illinois, Iowa and Wisconsin have increased that charge to $0.35. Whereas local coin calls have traditionally been provided for an unlimited call duration, some jurisdictions have begun to allow call timing (i.e., deposit of an additional amount after a specified period.) The maximum rate LECs and independent public pay telephone companies may charge for local calls is typically set by state regulatory authorities. The Company pays local line and usage charges to LECs for each of its installed public pay telephones. These line charges cover basic service to the telephone as well as the transport of local coin calls.

     Non-coin Calls

     The Company receives revenues for non-coin calls made from its public pay telephones. Non-coin calls include credit card calls, calling card calls, collect calls and third-party billed calls. The services needed to complete a non-coin call include providing an automated or live operator to answer a call, verifying billing information, validating calling cards and credit cards, routing and transmitting the call to its destination, monitoring the call's duration, determining the charge for the call, and billing and collecting the applicable charge. In most jurisdictions, the Company has the right to select the operator service provider for its public pay telephones. The Company may select a third-party operator service provider. The Company intends to predominantly use the operator services of AT&T pursuant to the AT&T Agreement and, in some cases, other operator service providers. To a limited extent, the Company also sub-contracts operator service from other companies on a private-label basis: customers are connected to the sub- contractors' operators, who identify themselves as PTC Services. The Company considers a variety of factors prior to deciding which operator service company to select. These factors include contractual arrangements between the Company and the operator service providers, the location of the telephones, the types of calls made from the location, the profitability of each type of call under each calling alternative, the requirements of the Property Owners and applicable regulatory restrictions.

     Except in jurisdictions where the Company is prohibited from selecting the operator service provider, AT&T and other operator service providers pay the Company a commission for each call completed by the selected operator service provider. The Company may also install an automated operator system that allows the telephones to collect and store billing information and forward calls to the called party. At locations where the automated operator system is in operation, the caller has the option to complete the call through the automated system, the Company's selected operator service provider or an operator service provider accessed by the caller. The FCC has the right to regulate the amount public pay telephone operators may charge for interstate calls, however, while several proposals are under consideration, no formal interstate rate caps currently exist. See '--Regulation.'

     The Company also receives additional revenue from long distance carriers pursuant to FCC regulations as dial around compensation for non-coin calls made from its public pay telephones. A 'dial around' call is made by using an access code to reach a long distance carrier other than the one designated by the pay telephone operator. Pursuant to an FCC ruling, independent public pay telephone providers are entitled to dial around compensation on an interim basis at a fixed rate of $6.00 per telephone per month for interstate dial around calls. Similarly, state regulatory authorities in Florida, Georgia and South Carolina have implemented intrastate dial around compensation programs for independent public pay telephones. Other states are also currently considering intrastate dial around compensation programs for independent public pay telephones. Recently, AT&T agreed to begin providing its share of dial around compensation through a $0.25 per call rate payment in lieu of AT&T's portion of the flat monthly rate payment amounts. This handling was approved by the FCC, effective January 1, 1995. The same treatment will be applied at the intrastate level once any necessary state approvals are obtained. More recently, Sprint has requested that a per call compensation system be applied to its interstate traffic as well, which request was approved by the FCC, effective July 1, 1995. See '--Regulation.'

     AT&T Agreement

     On April 21, 1995, the Company entered into the AT&T Agreement with AT&T for a two-year term. Subject to the AT&T Agreement, AT&T was designated as the primary operator services provider for the Company's public pay telephones. The Company has agreed that AT&T's operator service systems will handle and AT&T's network will carry all interLATA telephone calls made from the Company's public pay telephones (subject to legal and contractual limitations) on a '0+ basis' (such as collect calls, calls billed to a third party telephone number and calls billed to telephone calling cards and commercial credit cards) that are not directed to another operator services provider. To the extent permitted by law and existing contract, the Company's public pay telephones will identify AT&T as the designated operator services provider and adopt the AT&T rate structure.

     Under the AT&T Agreement, in general and subject to certain exceptions, AT&T will pay commissions to the Company which, in the first year of the agreement, will be based upon a percentage of those 0+ and AT&T dial around revenues originating from the Company's public pay telephones that is handled by AT&T's operator services and carried on the AT&T network and, in the second year of the AT&T Agreement, AT&T will continue to pay the Company commissions on 0+ revenue and will pay a specified per call amount for interLATA (800) dial around calls. In addition, the AT&T Agreement contains certain incentive compensation arrangements.

     Under the AT&T Agreement, the Company may serve as a nationwide reseller of AT&T operator services to other independent pay telephone providers. While constituting a major new business alliance for the Company, the AT&T Agreement also represents a continuation of prior working agreements between AT&T and the Company, whereby AT&T and the Company jointly market and provide public pay telephone services to national and regional accounts. Examples of such accounts, as of March 31, 1995, included McDonald's Corporation (1,226 telephones) and the Atlanta Hartsfield International Airport (417 telephones).

     For a discussion of the background to the Company's decision to enter into the AT&T Agreement, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.'

     Operating Expenses

     The Company's principal operating expenses consist of (i) telephone charges, (ii) commissions paid to Property Owners and (iii) field service and collection costs. The Company pays monthly access charges to LECs for interconnection to the Public Switched Network for local calls, which are computed on either a flat monthly rate or a fixed monthly charge plus a per message or per minute usage rate based on the time and duration of the call. The Company also pays a fee to LECs and long distance carriers based on usage for local (short haul) long distance coin calls. The Company also incurs billing, collection, bad debt and validation costs when acting as an operator service provider. Commissions, which are paid to Property Owners for the right to place the Company's public pay telephones on their premises, are typically expressed as a percentage of revenues and fixed over the term of the contract. Field service and collection costs are principally comprised of the staff costs of collecting coins from and maintaining the Company's public pay telephones.

     Growth in Installed Base

     The following chart illustrates the growth of the Company's installed public pay telephones:

                   NUMBER OF PUBLIC PAY TELEPHONES

                1990    1991    1992    1993    1994
                ----    ----    ----    ----    ----
Number of
Public Pay
Telephones     11,486  16,680  21,652  35,687  40,017


     Acquisitions

     The Company's core public pay telephone business has grown primarily through acquisitions. In general, the Company has been able to acquire public pay telephones at prices that it considers attractive due to the economies of scale which the Company enjoys and smaller providers frequently lack. When public pay telephones typically operated at a loss by smaller providers are integrated into the Company's national system, the Company is frequently able to operate the acquired telephones profitably, or more profitably than the seller, because of economies of scale and the more favorable terms and conditions that the Company's high use of long distance service permits it to negotiate from long distance carriers. The Company believes that selective acquisitions are desirable because acquired public pay telephones typically generate predictable and immediate revenues in comparison to newly installed telephones.

     In reviewing acquisition candidates, the Company considers the following:

     Historical Financial Performance. The Company reviews the historical revenues and cash flows from the public pay telephones to be acquired, including the mix and volume of coin and non-coin revenue.

     Pro Forma Financial Performance. The Company analyzes the prospective profitability of the public pay telephones to be acquired without including overhead of the seller and based on other pro forma considerations, such as the Company's actual field service and collection and other administrative expenses and the typically more favorable terms and conditions with operator and long distance service providers the Company is able to obtain.

     Location and Economies of Scale. The Company considers the geographic proximity of the public pay telephones to be acquired to the Company's existing markets, and the extent to which the acquisition would provide the Company with economies of scale through, for example, more efficient operation and maintenance of a greater number of public pay telephones within a geographic region.

     Property Agreements and Condition of Equipment. The Company also reviews the revenue sharing terms, expiration date and transferability of related site location agreements with Property Owners, and the type and condition of the proposed equipment to be purchased.

     The following table lists the Company's acquisitions of public pay telephones for consideration in excess of $500,000 since January 1, 1990.

                                                                          NO. OF
DATE                SELLER/ACQUIRED COMPANY                           TELEPHONES
- ----                -----------------------                           ----------
February 1990       First Continental Communications, Inc.                   725
June 1990           Advanced Telecom Systems, Inc.                           396
August 1990         U.S. Commercial Telephone Corp.                        1,808
August 1990         Emro Marketing Company                                   403
April 1991          Tele-America Communications Corporation                2,525
November 1991       RAM Telephone & Communications, Inc.                   1,640
January 1992        Coin-Call Corporation                                  1,312
February 1992       Emro Marketing Company                                   449
June 1992           American Payphone, Inc.                                1,489
September 1992      Millicom Services Company                                238
October 1992        Alpha Pay Phones, Ltd. III                               655
March 1993          U.S. Tele-Com, Inc.                                    2,015
November 1993       Ascom Communications, Inc.                            11,600
March 1994          Emro Marketing Company                                 1,045
June 1994           Atlantic Telco Joint Venture                           3,300
July 1994           Telecorp Funding, Inc.                                   600
October 1994        Telecoin Communications, Ltd.                          2,155

     Although the number of major independent public pay telephone providers (operating in excess of 2,000 public pay telephones) that the Company could potentially acquire has decreased as a result of industry consolidation, the independent market is still substantially fragmented among many independent public pay telephone providers, currently estimated by an independent source to be approximately 600. The Company expects further consolidation in the independent public pay telephone market. Accordingly, the Company intends to utilize its size and experience in integrating public pay telephone acquisitions to capitalize on the consolidation of the public pay telephone industry by continued expansion of its core public pay telephone business through selective acquisitions.

     New Installations

     Placement of Public Pay Telephones. The Company seeks to increase its internal growth by marketing its public pay telephones to new and existing accounts within its current markets. The Company expands its base of public pay telephones with its own marketing staff by obtaining contracts for new locations where it believes there will be significant demand for public telephone service, such as convenience stores, grocery stores, service stations, shopping centers, hotels, restaurants, airports and truck stops. In evaluating locations, the Company generally conducts a site survey to examine geographical factors, population density, traffic patterns, historical usage information (to the extent available) and other factors in determining whether to install a public pay telephone. The Company has focused its efforts to date on securing telephone locations from large national corporate accounts which can provide a large number of quality locations. In addition, the Company is attempting to balance its national corporate account marketing efforts by expanding its regional and local sales efforts where competition for accounts tends to be less competitive.

     The Company installs its public pay telephone equipment pursuant to agreements ('Property Agreements') with Property Owners. The Company's typical Property Agreement has a five-year term and provides the Company with the option to renew for an additional five years and typically provides for a revenue sharing arrangement between the Company and the Property Owner based on the revenue generated from the telephone. The percentage of revenue paid to a Property Owner is generally fixed for the period of the contract. The Company estimates that the average cost of installing a new public pay telephone including site selection, hardware and labor is approximately $2,300.

     The Company is obligated to repair, maintain and service the public pay telephone equipment installed pursuant to the Property Agreements. Through daily computerized polling of its public pay telephones, the Company generally is able to determine possible malfunctions before they are reported and usually repairs such malfunctions within 24 hours. Generally, the failure of the Company to remedy a default within 30 days' after notice gives the Property Owner the right to terminate the Property Agreement. The Company can generally terminate a Property Agreement on 30 days' prior notice to the Property Owner if the public pay telephone does not generate sufficient total revenue for two consecutive months.

     Marketing. Although the Company's growth in its core public pay telephone business has been primarily attributable to acquisitions, the Company is also seeking to achieve balanced internal growth by increasing the number of public pay telephones with both large national corporate accounts and smaller regional and local accounts. The Company believes that its nationwide presence makes it an attractive supplier of public pay telephone services for national corporate accounts by offering these accounts a consistent level of service and reducing the time, administration and costs of utilizing multiple providers. The primary focus of the Company's marketing efforts has been and continues to be the acquisition and development of national corporate accounts, which included, as of March 31, 1995, 7-Eleven (2,528 telephones), Emro Marketing Company, a subsidiary of Marathon Oil (2,058 telephones), Vons Supermarkets (761 telephones) and Safeway Stores (420 telephones). In addition, through their alliance, the Company and AT&T will jointly pursue national and regional accounts which, as of March 31, 1995, included McDonald's Corporation (1,226 telephones) and the Atlanta Hartsfield International Airport (417 telephones). As the country's largest independent public pay telephone provider, the Company believes it is in a strong position to service national accounts, in contrast to smaller competitors or LECs, which currently operate only in their specific geographic regions. In contrast to the limited resources of the smaller independent public pay telephone providers, the Company's 'smart' pay telephones, sophisticated management information systems, and highly trained national service and support staff allow the Company to maintain a high level of service and react quickly to repair damaged equipment. The Company's size and competitive cost structure allow it to offer attractive commissions to Property Owners, frequently greater than the commissions offered by small independent operators.

     The Company is also expanding its marketing efforts with respect to smaller regional and local accounts. In this regard, the Company has hired and is in the process of hiring regional sales managers in New York, the Mid-Atlantic region, Florida, Texas, the Mid-West region and California, where the Company has significant concentrations of public pay telephones. Such regional managers will focus on obtaining and servicing larger accounts within their regions as well as recruiting independent sales agents who will market to and service smaller regional and local accounts. The Company's sales efforts are being coordinated by Lawrence T. Ellman, who joined the Company in June 1994 as President of its public pay telephone division. See 'Management--Directors and Executive Officers.'

     Competition

     The Company believes the principal competitive factors in the public pay telephone business are (i) commission payments to Property Owners; (ii) the ability to serve accounts with locations in several LATAs or states; and (iii) the quality of service provided to Property Owners and the users of the telephones.

     In the public pay telephone business, the Company principally competes with the LECs, a number of independent providers of public pay telephone services, major operator service providers and interexchange carriers. Some of these independent companies have increased in size by incorporating an acquisition strategy similar to that of the Company, and at times, many of these companies compete for the most favorable public pay telephone contracts and sites. Although the Company is the largest independent provider of public pay telephones, most LECs and interexchange carriers with which the Company competes and some independent public pay telephone companies have substantially greater financial, marketing and other resources than the Company. In addition, many LECs, faced with competition from independent public pay telephone companies, have increased their compensation arrangements with Property Owners by offering more favorable commission schedules. Moreover, it is possible that in the future the LECs may begin providing services outside of their traditional franchise territories, which could adversely affect the Company's results of operations.

     Telephone Systems Management and Service

     The Company has internally developed a computer software system which interfaces with microprocessors in the Company's public pay telephones. The Company's computer system polls all of its public pay telephones each night to determine the amount in each telephone and to diagnose possible operational problems at the telephones. Polling enables the Company to reduce the number of visits required at each public pay telephone to maintain their operation and to collect coins.

     Based on the results of each night's polling, the Company determines which telephones require collection or service. Each of the Company's collectors can remove on average from 35 to 40 coin boxes each day, depending upon the number of telephones within the collector's specified collection route. Upon removing the sealed coin box from the telephone, the collector is unaware of the number of coins in the coin box, while management, through its software system, has an exact count of the coins. Once the route is completed, the collector returns to one of the Company's coin rooms located at its executive office or its regional offices, where the coin boxes are automatically counted and the amount in each coin box is recorded and compared to the amounts determined by polling the telephones on the previous night. The Company reconciles variances at each telephone on a daily basis, which variances have historically not been material.

     The Company maintains a staff of approximately 360 field service telephone technicians located throughout the states in which the Company's telephones are installed. The Company has imposed a high standard of service and maintenance in order to ensure that the telephones are operating properly and generating maximum revenue. Through its computer system, the Company generally is able to determine possible malfunctions before they are reported and usually repairs such malfunctions within 24 hours. The Company's most typical malfunctions or problems are caused by vandalism and theft. During 1994, on average, no more than three percent of the Company's public pay telephones were out of service, or were not operating properly, at any one time. Telephone repair costs are expensed by the Company rather than capitalized. The Company is continuously monitoring and testing the latest technology in the industry to prevent tampering, vandalism and theft.

     Telephone Equipment Suppliers

     The Company purchases its public pay telephones from independent manufacturers. As of March 31, 1995, approximately 32,700, or 81.7%, of the public pay telephones that the Company operates were manufactured by Intellicall, Inc. ('Intellicall'). The Company also operates telephones manufactured by Protel, Inc. ('Protel') and Elcotel, Inc. ('Elcotel'). The Company believes that it can purchase public telephones from Protel, Elcotel or other public pay telephone manufacturers on terms similar to those in effect with Intellicall. The Company has a non-exclusive arrangement with Intellicall pursuant to which the software and engineering schematics to repair the Intellicall telephones are held in escrow to protect the Company against the bankruptcy of, the cessation of business operations by, or the failure to provide system support maintenance by, Intellicall. Therefore, the Company believes that the loss of Intellicall as a

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manufacturer of the Company's public pay telephones would not have a material adverse effect on its business.

     The Company's public pay telephones use microprocessors that provide voice synthesized calling instructions and the capability to detect and count coins deposited during each call. These 'smart' telephones also provide information to the caller at certain intervals regarding the time remaining on each call and the need for an additional deposit. Substantially all LEC public pay telephones do not have such capabilities.

     International

     In January 1995, the Company executed an agreement with MasTec, Inc. whereby the Company contributed its Latin American assets to a newly formed corporation in exchange for a 10% equity interest in the corporation which will be managed and funded by MasTec, Inc., the majority shareholder. The Company has the right to provide pay telephone consulting services on an exclusive basis to the new venture. The Company has no obligation to contribute funds to the venture.

ASSETS HELD FOR SALE

     Included in 'Assets Held for Sale' are the net assets of the prepaid calling card and international telephone center operations. In December 1994, the Company's Board of Directors approved a plan to sell the assets related to these businesses.

     Prepaid Calling Card Business

     During February 1995, the Company sold its prepaid calling card business to Global Link for approximately $6.3 million. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly, and shares of common stock of Global Link. As a result of the February 1995 transaction, and because of a drafting error discovered in May 1995 that did not reflect the intentions of the parties, the Company's interest in the outstanding common stock of Global Link was 28.8% instead of the intended 19.99%. To correct this error, the Company has reduced its share ownership to the intended 19.99% level. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Assets Held for Sale,' 'Certain Transactions' and Note 17 to the accompanying consolidated financial statements included elsewhere in this Prospectus.

     The Company's prepaid calling card, which was introduced in late 1992, permits a customer to access the Company's long distance network to make both domestic and international calls. The advantage to a customer in using a debit type of calling card such as those offered by the Company is that the customer is not charged the per-call service fee (typically $.80) applicable to other calling cards and long distance coin calls, in addition to the toll charge. In 1993 and 1994, prepaid calling cards accounted for approximately $1.3 million and $5.1 million of the Company's revenues, respectively. No revenue was generated by the prepaid calling card business in 1992.

     The card has the physical characteristics of a traditional credit card. Printed on the back of each card, along with calling instructions, is a ten digit account number. The user of a card prepays an initial amount of between $5 and $500. The user accesses the system through a toll-free (800) number. Upon reaching the system, the caller receives instructions for use of the system. The system checks the caller's account to determine if a sufficient amount exists in the account to allow the caller to place a call. If a sufficient amount exists, the system asks the caller to dial the destination number. Toll charges are debited against the account as the customer uses the Company's long distance telephone services. An account can be 're- loaded'--i.e., the customer can increase the prepaid balance of the account at any time by charging the desired amount to a credit card, or by paying in cash at a location where the Company's cards are sold.

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     The calling card is marketed primarily through airlines, phone stores, check-cashing businesses, other retail establishments and foreign travel agencies. The calling card is particularly attractive to lower-income individuals who may lack access to long distance telephone service and to foreign tourists and foreign business people traveling in the United States.

     International Telephone Centers

     The Company selectively sought international opportunities with knowledgeable partners. Prior to the 1994 Operational Restructuring, the Company had and continues to have an indirect 23.8% interest in Artel, an international telecommunications joint venture in Russia which was established to provide international telephone access and intercity service to selected cities in Russia through public telephone calling centers in Moscow. As the Company does not believe that this asset is strategic, it will seek to divest itself of its interest in Artel, although it currently has no agreement to do so. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Assets Held for Sale' and Note 15 to the accompanying consolidated financial statements included elsewhere in this Prospectus.

DISCONTINUED OPERATIONS

     In recent years, the Company entered into a variety of complementary niche telecommunications businesses, such as its inmate telephone, prepaid calling card and international telephone center and cellular telephone rental operations, in an effort to enhance its long-term growth opportunities and diversify its business. The capital requirements and management attention required by these operations diverted the Company from its core public pay telephone business and adversely affected its operating results. During the second quarter of 1994, management of the Company undertook a review of the Company's operations, management structure and strategic objectives with a view toward reducing expenses and improving operating efficiency. In December 1994, the Company decided to focus exclusively on the growth opportunities available in its core public pay telephone business and to divest itself of such operations. For financial accounting purposes, the inmate telephone and cellular telephone rental operations have been segregated and reported as discontinued operations. The Company sold its prepaid calling card business in February 1995 and is currently pursuing alternatives to divest the remaining operations. This offering is not conditioned upon the divesture of the remaining operations and there can be no assurance as to the Company's ability to dispose of such operations still held by the Company on favorable terms or on the terms contemplated by the Company's consolidated financial statements. See 'Risk Factors--Risks Associated with Business Strategies and Discontinued Operations' and '--Assets Held for Sale.'

     Inmate Telephones

     General. In 1990, the Company began offering telephone services in correctional facilities to inmates. As of March 31, 1995, the Company operated approximately 3,199 telephone lines in 230 correctional facilities in 24 states. In 1992, 1993 and 1994, the Company's inmate telephone business had approximately $1.9 million, $35.2 million and $42.4 million of revenues, respectively.

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     The following chart sets forth certain information with respect to the locations of the Company's inmate telephone lines as of March 31, 1995:

                                                                      NO. OF
STATE                                                                 LINES
- -----                                                                 ------
Texas...........................................................      1,111
Colorado........................................................        312
Ohio............................................................        270
Georgia.........................................................        257
Nevada..........................................................        133
Missouri........................................................        129
Idaho...........................................................        111
Other states....................................................        876
                                                                      -----
  Total.........................................................      3,199
                                                                      -----
                                                                      -----

     The inmate telephone market primarily consists of collect calls made from various types of short-term and long-term incarceration facilities. Historically, revenues for the average inmate telephone have been higher than for a public pay telephone due to higher usage rates and the fact that inmates may only make collect calls, which have the highest revenue per call after person-to-person calls. Maintenance and related labor costs for inmate telephones are generally lower than for public pay telephones due to the use of automated operator services and the lack of coin collecting and coin mechanism repairs. However, the inmate telephone market has been increasingly competitive and margins have been declining due to increases in commissions payable to correctional facilities.

     The Company recently received a proposal from a non-affiliated third party to purchase approximately one-third of the Company's inmate telephones. The purchase price would be based on a multiple of average monthly revenue from the inmate telephones and would be payable in a combination of cash and notes. The sale would be contingent upon a number of conditions, including negotiation and execution of a definitive agreement and obtaining all necessary consents and approvals. The Company is currently evaluating the proposal. There can be no assurance that the Company will find the proposal acceptable or that a definitive agreement will be negotiated and executed or that the sale will be consummated on the proposed or any other terms.

     Contracts. The Company originally entered the inmate telephone market through the acquisition of five separate companies which had entered into agreements with local and county governments to provide pay telephone service to prisons and other correctional facilities. New contracts are typically awarded pursuant to a competitive bidding process. The Company markets its inmate telephone services through staff who are responsible for both new contracts and renewals of existing contracts. To date, the Company's primary focus has been on retaining and renewing existing contracts.

     As of March 31, 1995, approximately 17% of the Company's inmate telephone contracts expire or are up for renewal during 1995. Another approximately 35% expire during 1996 and approximately 48% of the Company's current inmate telephone contracts expire or are up for renewal in 1997 or thereafter. There can be no assurance as to whether the Company will be successful in renewing existing inmate telephone contracts or that the Company's inmate telephone business will not be adversely affected by the Company's announcement of its decision to divest its inmate telephone business. In addition, the sale of the inmate telephone business will require that correctional facilities consent to the assignment of certain inmate telephone contracts which may affect the ability of the Company to divest itself of such business on a timely basis.

     Operations. Within correctional facilities, the Company currently utilizes automated operator calling systems from a number of providers. All of these systems limit inmates to collect calls. In facilities with

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more than 50 inmates, the Company generally installs its proprietary prison pay telephone system. This calling system is a configuration of proprietary software based on an integrated microcomputer platform and basic telecommunications hardware consisting of dialers and storage modules.

     All of these automated operator systems function in essentially the same manner. The inmate removes the handset from the telephone and dials the destination number. The system first confirms that the destination number has not been blocked. Blocking is designed to prevent completion of calls for which payment will not be collectible and generally occurs if the call is being made to a person who has not previously paid for a call on the Company's system or does not desire to receive calls from a facility or inmate. The system also blocks numbers that do not allow collect call billing or a number previously screened through the Line Information Data Base, a computerized record developed by LECs containing all valid telephone and calling card numbers in their territories for purposes of performing billing and validation. If the number has not been blocked, the system automatically requests the inmate's name, records the inmate's response and waits for the called party to answer. When the call is answered, the system informs the called party that there is a collect call, plays back the name of the inmate in the inmate's voice, and instructs the called party to accept the call by saying yes or rejecting the call by hanging up. Only calls that are positively accepted will be connected for completion.

     The system is programmed to record the details of each call (i.e., the number dialed, the bill to number and the length of call). The call detail is polled (extracted) from each system on a daily basis into the system's centralized billing center. The Company then rates the calls according to the Company's state and federal tariffs and according to any contractually agreed upon rates and then bills the calls in the manner described in '--Billing and Collection.' The Company's proprietary prison pay telephone system provides extensive anti-fraud, call monitoring and surveillance capabilities for the correctional facilities where its inmate systems are installed. These include reports of frequently called numbers, calls of longer than normal duration and calls by more than one inmate to the same number. Upon request, the Company will provide the facility with the specific call detail.

     Service. The systems in each facility are provided and installed at no cost to the government agency. The Company shares a percentage of the revenues it receives with the government agency. The Company generally provides all service-related activities. Service issues are reported to the Company's Technical Support Center through a 24-hour, toll-free (800) number. Service is typically restored on a major outage within 24 hours. Most problems are corrected remotely and generally an on-site visit is not required.

     Billing and Collection. The Company uses Zero Plus Dialing, Inc. ('ZPDI'), a third party billing and collection clearinghouse, to process and collect non-coin telephone revenues handled by the Company's contracted operator service providers other than AT&T. The Company forwards the call records to ZPDI, which sends the records to the appropriate LEC for billing and collection. The LEC includes the rated calls on its customers' monthly telephone bills. The LEC forwards the proceeds from the billed and collected call records to ZPDI, less the billing and collection fee charged by the LEC and a reserve for uncollectibles. ZPDI remits the proceeds to the Company, less the ZPDI processing fee. The entire billing and collection cycle generally takes between 60 and 120 days after the call record is submitted to ZPDI.

     Competition. In the inmate telephone business, the Company competes with approximately 20 independent providers of inmate pay telephone systems, the LECs and interexchange carriers. The Company believes that the principal competitive factors in the inmate telephone market are rates of commissions paid to the correctional facilities, system features and functionality, service and the ability to customize inmate call processing systems to the specifications and needs of the correctional facility. The Company competes for business on local, county, state and federal levels. The cost of market entry and the complexity of the bid process increases proportionally with respect to the size of the correctional facility. While the local and county markets are somewhat fragmented with many service providers, state correctional facilities are generally bid on a single statewide contract basis. Depending on the type of facility and the State, the Company must direct its marketing efforts to municipal purchasing officers,

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enforcement or jail administrators, or to the independent contractors that operate the facility. The Company currently provides no inmate services to federal facilities.

     Cellular Telephone Rentals

     General. The Company's cellular telephone rental operations are conducted by the Company's 90%-owned subsidiary, PTC Cellular, Inc. ('PTCC'). As of March 31, 1995, PTCC had 13,293 cellular telephones installed in rental cars and 644 hand-held portable cellular telephones. In 1992, 1993 and 1994, cellular telephone operations had approximately $1.5 million, $6.3 million and $11.6 million of revenues, respectively. PTCC markets its cellular telephone services principally through car rental agencies. PTCC has in-car distribution agreements with Avis, Hayes Leasing (Avis Dallas), Avis Grand (Avis Los Angeles) and Budget Rent-a-Car Corporation ('Budget'). PTCC is in the final stages of signing an in-car distribution agreement with Alamo Rent-a-Car, Inc. PTCC provides portable cellular phone rentals at select Avis and Budget locations.

     Operations. PTCC's hand-held portable cellular telephones are manufactured by Murata Technology and PTCC's in-car cellular phones have been manufactured by Ericsson Mobile Communications, Inc. ('Ericsson'), incorporating credit card and billing technology supplied by Cellular Technical Services Company, Inc. ('CTS'). PTCC has experienced certain operational problems with these cellular telephones. Many of the transceivers supplied by Ericsson have malfunctioned and PTCC has been unable to detect inoperable equipment in a timely fashion, thus negatively affecting PTCC's revenues and customer relations. PTCC is in the process of developing new in-car cellular technology, including a credit card swipe interface, and transceivers and handsets that will be supplied by Motorola's OEM Data Products Group, eliminating PTCC's dependency on the system previously supplied by CTS and Ericsson. The new Motorola telephones will have internal diagnostics and be programmed to contact PTCC if they detect a problem. PTCC anticipates that these new cellular telephones will be introduced in the summer of 1995. PTCC has recently signed a termination agreement with CTS which serves as a formal acceptance of PTCC's plans to deploy its new technology and also provides for an orderly wind down of the services CTS provides to PTCC through February 1996.

     PTCC targets business travellers for both in-car and portable cellular rentals. The hand-held units are rented at the time the vehicle is rented and charges are applied to a credit card presented at the time a phone is returned. Users of in-car cellular telephones do not separately rent the cellular telephones at the time the vehicle is rented. Rather, each such telephone is equipped with a credit-card 'swipe' device that permits the customer to activate the telephone with a major credit card when needed. PTCC has elected to reduce its emphasis on the portable cellular telephone industry and focus more attention on its in-car cellular telephone market because of the following factors: (i) the requirement to pay significant commissions to rental car companies with respect to each portable cellular telephone available for rent to the customers of the rental car companies; (ii) the high degree of competition in the portable cellular telephone industry; and (iii) the lack of barriers to the entry of competitors into this market. In addition, in-car cellular telephones cater to the discretionary use of consumers who generally would not rent a portable cellular telephone but will use a phone if it is readily available. The in-car cellular rental telephones operate in a hands free mode and also provide added safety to all rental car customers that rent a car with a phone. Finally, many business travellers belong to preferred rental programs that usually include easy and fast delivery of cars to these customers. In many cases, these select customers who never enter a rental facility and would not have an easy way to rent a portable phone, are usually among the highest users of in-car phones.

     Competition. PTCC's principal competitors are Quick-Call Corporation, Shared Technologies Cellular, Inc., SIMS Communications, Inc., a number of local providers of short term cellular services and cellular carriers. In addition, other telecommunication companies such as carriers, including AT&T/McCaw Cellular Communication, Inc. or any of the RBOCs, could enter the in-car cellular telephone market and directly compete with PTCC. These carriers are currently indirectly competing with PTCC by obtaining subscribers for their cellular service and encouraging those subscribers to use their own cellular phones in

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

lieu of in-car cellular telephones. Other potential competitors include manufacturers of cellular telephones and their components, including CELLNET Corporation and Cell-Tel Data Services, Inc.

REGULATION

     The Company's operations are significantly influenced by the regulation of public pay telephone, inmate telephone, long distance reseller services and other telecommunication services. Authority for regulation of these services is concurrently vested in the FCC and the various state public utility commissions. Regulatory jurisdiction is determined by the interstate or intrastate character of the subject service, and the degree of regulatory oversight exercised varies among jurisdictions. While most matters affecting the Company's operations fall within the administrative purview of these regulatory agencies, state and federal legislatures and the federal district court administering the AT&T divestiture consent decree are also involved in establishing certain rules governing aspects of these services.

     State Regulation

     State regulatory commissions are primarily responsible for regulating the rates, terms and conditions for intrastate public pay telephone and inmate telephone services. The degree to which states regulate the types of services offered by the Company varies significantly, from some states which do not require any certification or authorization to operate within the state, to other states which prohibit non-LEC public pay telephone services. In most states which permit such services, approval to operate in that state involves the submission of a certification application and an agreement by the Company to comply with the rules, regulations and reporting requirements of that state. The Company has obtained the requisite regulatory approvals to provide the public pay telephone and, where applicable, inmate telephone services, in all states in which it currently provides such services. The Company does not anticipate any significant difficulties in obtaining approval to operate in any additional states on an intrastate basis, except in the four states in which it is illegal to provide certain intrastate services using non-LEC public pay telephones:
Alaska, Connecticut, Hawaii and Oklahoma. Connecticut, however, has proceedings underway to implement public pay telephone competition within that state.

     The Company is also affected by state regulation of operator services. Many state regulatory bodies have imposed regulations upon the provision of intrastate operator services which are similar or identical to the regulations adopted by the FCC pursuant to the Telephone Operator Consumer Services Improvement Act of 1990 which was enacted on October 17, 1990 ('TOCSIA'). Most states which permit intrastate operator services competition regulate its provision. Such regulations may include notice and identification requirements, maximum price limitations, reporting requirements and prohibitions on handling certain local and long distance calls. Several states have not authorized intraLATA operator competition because of the exclusive franchise granted to LECs in such states. The Company has obtained, where necessary, the proper intrastate operator service authorizations, including, where applicable, certificates of public convenience and necessity and approval or acceptance of its tariffs, in those states in which it provides intrastate operator services.

     As of December 31, 1994, the Company was unable to derive revenue from intraLATA and local non-coin calls for telephones located in Arkansas, Maine and Massachusetts. In 1993, the Company entered into agreements with two RBOCs for their LECs to pay the Company a commission on local and/or intraLATA calls. These agreements remain in place, with similar agreements currently under negotiation with other LECs.

     On January 14, 1993, the Florida Public Service Commission, as the first state regulatory body to address the issue, ruled that a $3.00 per telephone/per month intrastate dial around compensation should be paid to the Company and other competitive public pay telephone providers. Only two other states, Georgia and South Carolina, have implemented any intrastate dial around compensation program. However, the Company expects to receive intrastate dial around compensation in 1995 for AT&T calls under a recent

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agreement between AT&T and the public pay telephone industry as described in
'--Federal Regulation' below.

     The Company is a certified operator service provider and interexchange carrier or has the right to provide operator and interexchange services under its PTC Services brand in the following states: California, Colorado, Florida, Georgia, Illinois, Kansas, Louisiana, Maryland, Michigan, Missouri, Nebraska, New Jersey, New York, Pennsylvania, Rhode Island, South Carolina, Texas, Utah, Virginia and Washington.

     State regulation has generally not addressed the provision of cellular rental services such as those provided by the Company. In limited cases, state regulation may reach underlying cellular facilities-based carriers and, in even more narrow instances, traditional resellers of cellular service. The Company is certified as a cellular reseller in California and New York as per the specific requirements of those states.

     Federal Regulation

     The FCC does not regulate the provision of public pay telephone and inmate telephone services by competitive public pay telephone companies to the same degree as do the states. However, the FCC has retained jurisdiction and agreed to address instances where LECs or state public service commissions have unreasonably interfered with a public pay telephone or inmate telephone owner's right to interconnect to the interstate Public Switched Network. The FCC also acts as a repository for customer complaints involving rates or improper practices of public pay telephone providers. The competitive public pay telephone and inmate telephone industries are involved with several proceedings at the federal level which the Company believes may present significant opportunities for advancing the interests of the competitive public pay telephone and inmate telephone industries.

     Despite the fact that the Company has selected an operator service company and, in some cases, an automated operator system installed in each of the Company's telephones, under TOCSIA, each user of the Company's public pay telephones has the right to access any long distance operator service company or interexchange carrier to make a non-coin interLATA call from the Company's telephones. Previously, the Company received no commission or revenue if the user for the Company's public pay telephone accessed an operator service provider or interexchange carrier other than the operator service provider selected by the Company at that telephone. However, pursuant to TOCSIA, the FCC ruled that operator service providers and interexchange carriers must compensate public pay telephone providers for interstate dial around calls placed through such provider's telephones. The FCC ruled on May 8, 1992 that the Company, and all other competitive public pay telephone providers, would receive, on an interim basis, $6.00 per telephone/per month as compensation for interstate dial around calls. This flat rate system was made effective in June 1992 and the Company received its first payment under this system in the third quarter of 1992. Recently, AT&T has agreed to begin providing its share of dial around compensation through a $0.25 per call flat rate payment in lieu of AT&T's portion of the flat rate payment amounts. This handling was approved by the FCC, effective January 1, 1995. The same treatment will be applied at the intrastate level, once any necessary state approvals are obtained. More recently, Sprint has requested that a per call compensation system be applied to its interstate traffic as well, which request was approved by the FCC, effective July 1, 1995.

     TOCSIA imposes certain rules and requirements on the Company. TOCSIA, and the rules and regulations promulgated thereunder by the FCC, are designed to improve consumer awareness through the standardization of certain procedures in the provision of interstate operator services. The Company complies with provisions of TOCSIA, both as a call aggregator (sending calls to operator service companies) and an operator service provider (through the Company's automated operator system and as a reseller). The requirements include call branding (announcing the name of the operator service provider at the beginning and end of each call), posting notices to users at telephone locations identifying the designated operator service provider, quoting rates at the user's request and filing informational tariffs.

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     In January 1991, as required by TOCSIA, the Company filed with the FCC an informational tariff consisting of a description of its services and the rates it may charge. Subsequently, the FCC has advised Congress that the FCC would not exercise its option under TOCSIA to seek to invoke more stringent rate regulation for operator service providers. The Company has amended its tariff from time to time as it adds additional services or adjusts rates. The Company has also filed all periodic reports required by the FCC which include rate compilations, complaints, lawsuits, investigations and inquiries, as well as certain enumerated cost data. TOCSIA has also required the FCC to take such action as is necessary to ensure that public pay telephone companies are not exposed to undue risk of fraud. In response, the FCC has required the LECs to file tariffs for the provision of international call blocking services, the majority of which are now in effect. Under current FCC regulations, the Company's services to inmates at correctional facilities are not subject to TOCSIA, however, on February 8, 1995, the FCC issued a Notice of Proposed Rule Making, raising the issues of (1) whether and to what extent TOCSIA should apply to aggregators, including inmate providers and (2) whether carrier branding should be required on the remote (receiving) end of a collect call. Adverse rulings on these issues could negatively affect the inmate telephone business. In addition, recent rulings by two federal courts raise questions under the FCC's streamlined regulations applicable to the Company's business, which may result in more stringent regulatory reporting requirements imposed. The Company does not believe however that this will adversely affect its operations.

     On April 9, 1992, the FCC proposed a new access plan for operator assisted interstate calls dialed on 0+ basis. Currently, 0+ calls are sent directly by the LEC to the operator service provider selected by the host location. Under the proposed access plan, known as Billed Party Preference, 0+ calls would be sent instead to the operator service provider chosen by the party paying for the call. Billed Party Preference allows a telephone user to bill a call to the user's pre-established carrier at the user's home or office, thereby bypassing the opportunity for the pre-subscribed carrier of the public pay telephone provider to handle and receive revenues from the call. The FCC has tentatively concluded that a nationwide Billed Party Preference system for interstate operator assisted calls is in the public interest. Under a Billed Party Preference system, the billed party could bypass the Company entirely, allowing 0+ calls to be made on the Company's telephones without the payment of any compensation to the Company. If the Company does not receive revenue for 0+ calls, the Company will be unable to pay commissions for such calls to Property Owners. The FCC has requested and received public comment on the question of compensation to public pay telephone companies under Billed Party Preference. The entire Billed Party Preference proposal remains under consideration at present and the outcome is uncertain. If implemented, Billed Party Preference could have a significant adverse impact on the Company. In addition, the American Public Communications Council (of which the Company is a member), along with other telecommunications companies and associations, has filed a rate ceiling alternative to Billed Party Preference with the FCC. The proposal is pending and the outcome is uncertain.

     The FCC does not regulate cellular resale service or its providers, however, the FCC has considered whether to apply TOCSIA to cellular resale service. A recent federal court decision overturning the FCC's forbearance policy towards non-dominant telecommunications companies has caused the filing of tariffs by certain facilities-based cellular carriers, however, the Company has been advised that no traditional or rental resale cellular carrier has made, or is expected to make, such a tariff filing.

     Local Regulation

     In addition to state and federal regulation of the Company's business, local municipal and county authorities have begun to adopt ordinances addressing the placement and operation of pay telephone equipment on or over the public rights-of-way in their respective jurisdictions. These ordinances vary widely in their specifics, but typically adopt a permitting process that includes issues of placement, aesthetics, fees and other qualifications for the deployment of public pay telephones on the public rights-of-way. The future potential adoption of such local ordinances on a wide-scale basis poses an additional regulatory burden that could adversely affect the Company's operations.

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EMPLOYEES

     As of March 31, 1995, the Company had 633 employees, 236 of whom were executive, administrative, accounting, sales or clerical personnel and 397 of whom were installers, maintenance and repair personnel and coin collectors. Of the 633 employees, 527 were employed in continuing operations. The Company has no collective bargaining agreements with its employees and believes that its employee relations are good.

FACILITIES

     In 1993, the Company relocated its headquarters facility to an existing 68,000 square-foot building located at 2300 N.W. 89th Place, Miami, Florida, which was purchased for $3.5 million. The facility was subject to a mortgage in the amount of $2.5 million bearing interest at the rate of 7.38% per annum, which mortgage was paid in full with a portion of the proceeds from the Company's sale of the Notes. See 'Use of Proceeds.' The Company terminated its lease for its former headquarters facility in 1994 for a payment of approximately $75,000.

     The Company maintains 28 service facilities, which are linked to the Company's headquarters by computer modem. The Company considers its current facilities adequate for its stated business purposes.

LEGAL PROCEEDINGS

     On May 25, 1994, a complaint was filed in the United States District Court, Southern District of Florida, naming the Company, Jeffrey Hanft, Chairman and Chief Executive Officer, and Richard Militello, Chief Operating Officer, as defendants. The case is identified as Albert Hirschensohn v. Peoples Telephone Company, Inc., Jeffrey Hanft and Richard F. Militello, United States District Court for the Southern District of Florida, Case No. 94-0976 CIV-UNGARO-BENAGES. The complaint alleges the violation of certain federal securities laws through the issuance of 'false and misleading' statements regarding the subsequently terminated proposed merger with IDB Communications Group, Inc. and the Company's first quarter results. The complaint seeks certification as a class action including all persons who purchased shares of the Company's common stock between April 21 and May 10, 1994 as well as unspecified compensatory damages. On May 26, 1995, plaintiff filed under seal a motion for leave to file an amended and supplemental complaint, which motion was granted by the court on June 20, 1995. Based upon management's assessment of the facts and the Company's public disclosures at the time in question, as well as consultation with counsel, the Company believes the complaint is without merit and intends to vigorously contest and defend against the action. Because of the preliminary nature of the litigation, the Company is unable to predict the outcome of such litigation at this time.

     On July 1, 1993, the Company filed a law suit against BellSouth Telecommunications, Inc., a unit of BellSouth Corp. that does business as Southern Bell Telephone and Telegraph ('BellSouth'), alleging, among other things, violations of the federal and State of Florida antitrust laws based upon alleged monopolization and misrepresentations in connection with BellSouth's operation of its public pay telephone business in Florida. The case is identified as Peoples Telephone Company, Inc. vs. BellSouth Telecommunications, Inc., United States District Court for the Southern District of Florida, Case No. 93-1260-CIV-KING. The suit seeks unspecified damages and other relief. The case is still in the discovery phase, but BellSouth has attempted to stay discovery pending the court's ruling on its defenses of state action and immunity. In response, the court has limited discovery to the threshold defense issues raised by BellSouth. BellSouth has also filed motions for summary judgment which have been briefed by the parties and were argued on April 6, 1995. The parties are awaiting a decision by the court. Because of the preliminary nature of the litigation, the Company is unable to predict the outcome of such litigation.

     On May 9, 1995, a complaint (as amended on May 30, 1995) was filed in the Supreme Court of the State of New York, New York County, against the Company by ACI and ACI's sole shareholder, AHI. The complaint alleged breach of contract by the Company for failure to repay principal and interest on a $2.0 million one year promissory note (the 'One Year Note') and interest on a $4.0 million five year promissory note (the 'Five Year Note') which were issued by the Company to ACI in connection with the

November 1993 purchase by the Company of substantially all of ACI's assets. In addition, the complaint alleged that the Company breached its agreement with ACI to register certain shares of Common Stock issued to ACI in connection with the acquisition under the Securities Act within an agreed upon time frame. The complaint also alleged that the Company failed to assume certain obligations and pay certain amounts under an equipment lease. The complaint sought damages of approximately $2.1 million in principal and interest allegedly due under the One Year Note, approximately $4.4 million in principal and interest allegedly due under the Five Year Note, approximately $333,000 in connection with the equipment lease and an unspecified amount of damages for failure to promptly register the Common Stock under the Securities Act. On June 29, 1995, the Company settled such litigation for approximately $5.7 million, of which $500,000 was paid upon execution of the settlement agreement, and the remainder was paid in full in connection with the consummation of the Refinancing.

     Pursuant to the terms of the Preferred Stock Investment, UBS Partners is entitled to designate two of the six members of the Board of Directors of the Company. To effect the foregoing at the closing of the Preferred Stock Investment, the Company had sought the resignation of two of its existing directors to create the vacancies necessary to effect UBS Partners' designation rights. Ronald Gelber agreed to resign from the Board while Richard Whitman, another director, refused to resign. Consequently, only one of UBS Partners' designees currently serves on the Board. The Nominating Committee of the Board of Directors of the Company has not renominated Mr. Whitman for election as a director at the Company's 1995 Annual Meeting of Shareholders to be held in August 1995. Mr. Whitman, through his counsel, has objected in writing to not being renominated and to having been asked to resign. Mr. Whitman has alleged that the request that he resign in consideration of the grant of stock options was taken without the approval, knowledge or consent of the Board of Directors of the Company and that such actions were inappropriate and may violate applicable laws. Mr. Whitman has, through his counsel, indicated that he reserves all rights and legal remedies to which he is entitled as a member of the Board and a significant shareholder of the Company.

     In May 1995, the Company received a letter from Kayne Anderson Investment Management, Inc. ('Kayne Anderson'), a general partner of certain investment partnerships holding shares of Common Stock of the Company and the largest shareholder of the Company, advising that it had become aware of the terms of the Company's offering of the Notes and alleging that the inclusion in the definition of 'Change of Control' of a change in the composition of the Board of Directors over a two-year period would constitute a breach of the fiduciary duties of the Company's directors. While the Company strongly believes that inclusion of such provision in the 'Change of Control' definition is not a breach of the directors' fiduciary duties, the Indenture and the Notes do not now include such provision in the definition of 'Change of Control.' In 1994, Kayne Anderson and the Company had preliminary discussions with respect to a potential equity investment in the Company by partnerships managed by Kayne Anderson on terms which the Company did not find attractive at the time.

     On July 6, 1995, the Company was served with a complaint alleging a number of contractual breaches and tort claims against Buckeye Communications, Inc. ('Buckeye') and certain of its associated companies, including a joint venture in which Buckeye and the Company each have a 50% interest (the 'Buckeye Venture'). Buckeye is not an affiliate of the Company. The plaintiffs are parties to a development and marketing agreement with Buckeye pursuant to which certain images were licensed to Buckeye for numerous marketing purposes. Buckeye and the Company subsequently entered into the Buckeye Venture, pursuant to which the licensed images were made available to the Buckeye Venture for use in producing pre-paid calling cards that were to be distributed by the Company. The plaintiffs are claiming $30.0 million in damages and seeking other equitable relief. The Company has no knowledge of the merit of the allegations against the other parties, has had no direct contact with the plaintiffs and believes that the allegations against it are without merit.

     The Company is also subject to various ordinary and routine legal proceedings arising out of the conduct of its business. The Company does not believe that the ultimate disposition of these proceedings will have a material adverse effect on its financial position.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the directors and executive officers of the Company as of the date of this Prospectus. Richard Whitman, one of the Company's outside directors, was not nominated for election as a director at the Company's 1995 Annual Meeting of Shareholders, which will be held in August 1995. Jeffrey J. Keenan, who together with Charles J. Delaney are the designees of UBS Partners, is expected to be nominated in lieu of Mr. Whitman. Mr. Whitman has advised the Company in writing, by his counsel, that he objects to being asked to resign from the Board and has requested that he be renominated at the Company's upcoming 1995 Annual Meeting of Shareholders. See 'Business--Legal Proceedings.'

NAME                             AGE   POSITION
- ----                             ---   --------
Jeffrey Hanft                     48   Chairman and Chief Executive Officer
Robert D. Rubin                   36   President and Director
Richard F. Militello              45   Chief Operating Officer
Bonnie S. Biumi                   33   Chief Financial Officer
Lawrence T. Ellman                43   President, Pay Telephone Division
F. J. Pollak                      32   President, PTCC
Bruce W. Renard                   41   Vice President--Regulatory Affairs/
                                         General Counsel
Karen V. Garcia                   38   Vice President--Customer Support
Jody Frank(1)(2)                  43   Director
Robert E. Lund(1)                 51   Director
Richard Whitman(2)                44   Director
Charles J. Delaney                35   Director
Jeffrey J. Keenan(3)              38   UBS Capital Designee to serve as Director

- ------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Expected to be nominated for election to the Board of Directors in connection with the Preferred Stock Investment. See 'Preferred Stock Investment.'

     The principal occupation of each director and executive officer for at least the last five years is set forth below:

     JEFFREY HANFT has been the Chairman of the Board of Directors of the Company and its predecessor since December 1983 and the Chief Executive Officer of the Company since December 1988. He was also the President of the Company from December 1983 until June 1990 and from September 1993 until June 1994. Mr. Hanft was the chairman of the Florida Pay Telephone Association from 1987 to December 1990 and the chairman of the American Public Communications Council ('APCC') from April 1988 to January 1992. Mr. Hanft is currently the chairman of the Legal Committee of the APCC and chairman emeritus of the APCC.

     ROBERT D. RUBIN joined the Company in August 1989 as Executive Vice President and became President in June 1994 and a director in February 1995. Mr. Rubin is also chairman of the Company's merger and acquisition committee. Mr. Rubin was an attorney from August 1984 to August 1989 specializing in mergers and acquisitions, securities laws and general corporate law.

     RICHARD F. MILITELLO has been employed by the Company since October 1986. He served as Chief Financial Officer of the Company from October 1986 to October 1993, as Vice President--Finance from June 1988 to August 1993, and as Chief Operating Officer since October 1993.

     BONNIE S. BIUMI joined the Company in July 1994 as Chief Financial Officer. Prior to joining the Company, Ms. Biumi was a Senior Manager with Price Waterhouse LLP in Miami, Florida. Ms. Biumi is a certified public accountant.

     LAWRENCE T. ELLMAN joined the Company in June 1994 as President of its Pay Telephone Division. From 1990 until joining the Company, Mr. Ellman was President of Atlantic Telco Joint Venture, an independent public pay telephone operator acquired by the Company in June 1994. For approximately eight years prior thereto, he was Executive Vice President and Chief Financial Officer of American Potomac Distributing Company, a beverage distributor.

     F. J. POLLAK has been employed by the Company since November 1993 as President of PTCC. From September 1992 through October 1993, Mr. Pollak was Marketing Director for Weisman Enterprises ('Weisman'), the holding company for Intera Communications, Best Vendors and Mobile Merchandising, Inc. From January 1984 through September 1993, he was Executive Vice President of Nationwide Vending Services, Inc., whose assets were sold to Weisman.

     BRUCE W. RENARD joined the Company as Vice President--Regulatory Affairs/General Counsel in January 1992. From September 1, 1991 to December 31, 1991, Mr. Renard was a sole practitioner specializing in legal and regulatory consulting services to the telecommunications and utility industries. From August 1984 to September 1991, Mr. Renard was a partner with the Florida law firm of Messer, Vickers, et al., managing the utility and telecommunication law sections of the firm. Prior to that time Mr. Renard served as Associate General Counsel for the Florida Public Service Commission.

     KAREN V. GARCIA joined the Company in October 1990 as National Sales Manager. Ms. Garcia's previous employment included 13 years with the Bell System, two of which were at New York Telephone Company and the remaining eleven with Southern Bell Telephone Company. Ms. Garcia has been Vice President of Sales and Customer Support since November 1993.

     JODY FRANK has served as a Director of the Company and its predecessor since September 1986. Since February 1990, he has been a vice president of Shearson Lehman and, after Smith Barney acquired the assets of Shearson Lehman in 1994, Smith Barney Shearson.

     ROBERT E. LUND was elected as a Director of the Company in May 1994. From September 1990 to December 1991, Mr. Lund was Chairman and Chief Executive officer of International Telecharge, Inc., a telecommunications company. From February 1993 until October 1994 (when Newtrend, L.P. was sold), Mr. Lund served as Chief Operating Officer of Newtrend, L.P., a provider of software and professional services. Since December 1994, Mr. Lund has served as President and Chief Executive Officer of S2 Software, Inc., a Dallas, Texas software company.

     RICHARD WHITMAN has been a Director of the Company since December 1991. In October 1987, Mr. Whitman co-founded RAM Telephone & Communications, Inc., where he served as the chief executive officer, president and a director until its merger with the Company in December 1991. From December 1988 to December 1991, Mr. Whitman was chief executive officer, president and a director of United Tele-Services, Inc. ('UTS'), a long distance provider and reseller which he co-founded. In December 1991, UTS was merged into Ram. From 1989 to December 1991, Mr. Whitman served as Vice Chairman of the APCC and from 1990 through 1991 he has served as Chairman of the California Pay Phone Association. Since 1981, Mr. Whitman has served as a director of Holex Office Systems, Inc., a diversified manufacturer of office products. Since May 1, 1995, Mr. Whitman has been Chairman of the Board of Directors of Correctional Communications Corporation, Inc., a provider of inmate telephone services.

     CHARLES J. DELANEY was appointed as a Director of the Company in July 1995, has been President of UBS Capital Corporation since January 1993 and Managing Director in charge of the Leveraged Finance Group of the Corporate Banking Division of Union Bank of Switzerland since May 1989. Prior to May 1989, Mr. Delaney was Vice President of Marine Midland Bank, N.A. Mr. Delaney is also a director of Specialty Foods Corporation, SDW Holding Corporation and RU Corporation.

     JEFFREY J. KEENAN has been a Vice President of UBS Partners since January 1995 and a director of UBS Partners since March 1995. Mr. Keenan joined UBS Capital Corporation in June 1994 as a Managing Director. Prior to joining UBS Capital Corporation, Mr. Keenan was Managing General Partner of the WSW Fund, a $250 million equity investment fund. From 1988 until 1991, he was a General Partner at Acadia Partners, L.P., a $1.8 billion investment fund and prior thereto, a Managing Director of AEA Investors, Inc., a $500 million equity investment fund. Mr. Keenan is also a director of Choctaw Maid Farms, Inc. and United Building Materials Corporation.

EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth, for the fiscal years ended December 31, 1994, 1993 and 1992, the compensation paid by the Company to its Chief Executive Officer and each of the four most highly compensated executive officers for the fiscal year ended December 31, 1994.

                                                                       LONG-TERM
                                                                    COMPENSATION
                                                                          AWARDS
                                                                    ------------

                                         ANNUAL COMPENSATION          SECURITIES
                                                                      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS         OPTIONS    COMPENSATION(1)
- ---------------------------          ----     ------      -----       ----------   ---------------
Jeffrey Hanft,                       1994  $  417,000  $        0       300,000      $   2,000
  CEO, Chairman                      1993     361,000           0        68,000          2,000
  of the Board                       1992     282,000     120,000        75,000          2,000
Robert D. Rubin,                     1994     263,000           0       240,000          2,000
  President                          1993     233,000           0        54,000          2,000
                                     1992     179,000      80,000        60,000          1,000
Richard F. Militello,                1994     208,000           0       180,000          1,000
  Chief Operating                    1993     176,000           0        42,000          1,000
  Officer                            1992     135,000      57,000        83,000          1,000
Bruce W. Renard,                     1994     150,000           0        20,000          2,000
  V.P. Regulatory Affairs,           1993     164,000      25,000        15,000          2,000
  General Counsel                    1992     150,000      43,000             0              0
Lawrence T. Ellman                   1994(2)  105,000      10,000        45,000              0
  President, Pay Telephone
  Division

(1) The amounts disclosed in this column include the Company's contributions on behalf of the named executive officer to the Company's 401(k) retirement plan in amounts equal to 25% of the executive officer's yearly participation in the plan.

(2) Mr. Ellman joined the Company in June 1994.

Option Grants in Last Fiscal Year

     The following table sets forth certain information with respect to stock options granted during the year ended December 31, 1994 to the executive officers named in the Summary Compensation Table:

                                                                                    POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS                                    VALUE OF
                                                                                   ASSUMED ANNUAL RATE OF
                           NUMBER OF      % OF TOTAL                               STOCK PRICE APPRECIATION
                           SECURITIES    OPTIONS GRANTED   EXERCISE OR                        FOR
                           UNDERLYING   TO EMPLOYEES IN    BASE PRICE   EXPIRATION       OPTION TERM(2)
                           OPTIONS(1)     FISCAL YEAR       ($/SHARE)      DATE         5%          10%
                           ----------   ----------------  ------------  ----------    -----       ------
Jeffrey Hanft                 250,000           22.67%      $    8.50(3)   2/16/99  $  588,000  $  1,301,000
                               50,000(4)         4.53%      $    5.13     10/13/99  $   71,000  $    157,000
Robert D. Rubin               200,000           18.13%      $    8.50(3)   2/16/99  $  470,000  $  1,041,000
                               40,000(4)         3.63%      $    5.13     10/13/99  $   57,000  $    126,000
Richard F. Militello          150,000           13.60%      $    8.50(3)   2/16/99  $  353,000  $    780,000
                               30,000(4)         2.72%      $    5.13     10/13/99  $   43,000  $     94,000
Bruce W. Renard                20,000            1.81%      $    5.13     10/13/99  $   28,000  $     63,000
Lawrence T. Ellman             45,000            4.08%      $    5.69      7/11/99  $   71,000  $    157,000

- -----------------
(1) Options were granted for a term of five years, subject to earlier termination in certain events related to termination of employment. Options become exercisable in three equal annual installments.

(2) These amounts represent assumed rates of appreciation which may not necessarily be achieved. The actual gains, if any, are dependent on the market value of the Company's common stock at a future date as well as the option holder's continued employment throughout the vesting period.

    Appreciation reported is net of exercise price.

(3) In the event of a change in control of the Company, such exercise price will be adjusted to $5.38.

(4) Vesting of options is contingent upon the Company meeting certain performance levels during 1995.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

     The following table sets forth certain information as to each exercise of stock options during the year ended December 31, 1994 by the executive officers named in the Summary Compensation Table and the fiscal year end value of unexercised options:

                                                                           NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                                                                 OPTIONS AT                  OPTIONS AT
                                                                               FISCAL YEAR END             FISCAL YEAR END
                                           SHARES                          -----------------------  ----------------------------
                                          ACQUIRED ON           VALUE
NAME                                      EXERCISES(S)         REALIZED    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
- ----                                      ------------        ---------    -------------------------   -------------------------
Jeffrey Hanft..........................              0        $       0          261,667/180,833          $       0/0
Robert D. Rubin........................              0                0          229,333/124,667                  0/0
Richard F. Militello...................              0                0           173,000/94,000                  0/0
Bruce W. Renard........................              0                0            99,167/18,333              4,200/0
Lawrence T. Ellman.....................              0                0            15,000/30,000                  0/0


Employment Agreements

     The Company is a party to an employment agreement with Jeffrey Hanft commencing January 1, 1994 and ending on December 31, 1998. The agreement provides for automatic one year extensions thereafter unless either party gives notice that it is not to be extended. The employment agreement provides for payment of a base salary currently fixed at the annual rate of $500,000 from January 1, 1995 to December 31, 1995. Commencing January 1, 1996 and every January 1st thereafter during the term of the agreement, the base salary will increase by an amount equal to the previous year's base salary multiplied by

10%. The base salary may also be increased annually by merit increases or at any time at the discretion of the Board of Directors. Under certain circumstances (e.g., if the Company's income is not at certain levels), no increase may be granted. Mr. Hanft may also receive an incentive bonus for each of the Company's fiscal years during the term of his agreement. The incentive bonus shall be equal to 3% of the Company's pre-tax consolidated net income but shall not exceed 60% of Mr. Hanft's base salary for such fiscal year. Mr. Hanft is also entitled under the agreement to other employee benefits. Further, if the Company terminates Mr. Hanft's employment agreement without cause or Mr. Hanft terminates the agreement for certain defined reasons, the Company will pay Mr. Hanft (a) his base salary through the termination date and (b) as severance pay a lump sum amount equal to 200% of the sum of (i) the annual base salary at the highest rate in effect during the 12 months immediately preceding termination and (ii) the average of the three annual bonus payments paid with respect to the preceding three years under the agreement. Upon termination due to a change in control within one year after the change in control, Mr. Hanft shall receive (a) his base salary through the termination date, (b) all other benefits provided in the agreement and (c) severance pay equal to 299.99% of the average taxable compensation of Mr. Hanft for the five taxable years prior to such termination. Upon termination of his employment for disability, Mr. Hanft is entitled to 100% of his base salary then in effect for one year and 50% of his base salary for two additional years.

     The Company is a party to an employment agreement with Robert D. Rubin, the Company's President. The employment agreement is for a four year term commencing January 1, 1994 and ending December 31, 1997. Mr. Rubin's base salary for 1994 and 1995 under such agreement is $315,000. The agreement provides for automatic one year extensions thereafter unless either party gives notice that it is not to be extended. Mr. Rubin's employment agreement is otherwise similar to Mr. Hanft's, except that Mr. Rubin's incentive bonus is 1.85% of the Company's pre-tax consolidated net income.

     The Company is a party to an employment agreement with Richard P. Militello, the Company's Chief Operating Officer. The employment agreement is for a three year term commencing January 1, 1994 and ending December 31, 1996. Mr. Militello's base salary for 1994 and 1995 under such agreement is $250,000. The agreement provides for automatic one year extensions thereafter unless either party gives notice that it is not to be extended. Mr. Militello's employment agreement is otherwise similar to those of Messrs. Hanft and Rubin, except that Mr. Militello's incentive bonus is 1.5% of the Company's pre-tax consolidated net income.

     As a result of losses incurred by the Company in the first quarter of 1994, effective June 1, 1994 Messrs. Hanft, Rubin and Militello voluntarily reduced their salaries by 50%. On October 1, 1994, their salaries were reinstated to their contract amounts.

     The Company is a party to an employment agreement with Bruce W. Renard, the Company's Vice President--Regulatory Affairs/General Counsel. The employment agreement is for a three year term commencing on January 1, 1995 and ending on December 31, 1997. The agreement provides for payment of a base salary initially fixed at the annual rate of $172,500 with an annual increase of 10%, provided the Company has met certain income targets. The agreement provides for automatic one year extensions thereafter unless either party gives notice that it is not to be extended. Mr. Renard's employment agreement also provides for an incentive bonus in the sole discretion of the Board of Directors and that upon termination due to a change in control, Mr. Renard shall receive severance pay equal to 100% of his highest annual base salary.

     The Company is a party to an employment agreement with Lawrence T. Ellman, the President of the Company's Pay Telephone Division. The employment agreement is for a three year term commencing June 22, 1994 and ending June 22, 1997. The agreement provides for a base salary at the annual rate of $150,000, increasing 10% each year with the approval of the Board of Directors, and a minimum annual bonus of $25,000. Mr. Ellman's employment agreement is otherwise similar to those of Messrs. Hanft,
                                      75

Rubin and Militello, except that the Company shall have no obligation to pay benefits upon a termination for cause, disability or death, and no additional benefits accrue to Mr. Ellman upon a change in control.

     Each employment agreement above restricts the employee from competing with the Company for one year in the areas in which the Company then operates following termination of the agreement. Generally, except as set forth above, the Company may terminate an employment agreement without further payment if the employee materially breaches his or her obligations and duties under the agreement or is convicted of a felony under certain circumstances or violates the non-competition provision contained in the employment agreement or upon death of the employee.

Directors' Compensation and Consulting Arrangements

     Jody Frank has agreed to provide consulting services to the Company in the areas of financial analysis and acquisitions. Mr. Frank received a fee of $50,000 in 1994. In 1995, Mr. Frank will receive a monthly fee of $2,000 for such consulting services. Mr. Frank also received a grant of options on 15,000 shares of Common Stock of the Company in 1994.

     Bernard M. Frank, who was a director of the Company and a Compensation Committee member in 1994, received a fee of $25,000 and a grant of options on 15,000 shares of Common Stock of the Company in 1994. Mr. Frank resigned from the Board of Directors and the Compensation Committee in February 1995. Mr. Frank is the father of Jody Frank.

     Richard Whitman received $47,500 in 1994 for providing consulting services to the Company. Mr. Whitman received a grant of options on 15,000 shares of Common Stock of the Company in 1994.

     Ronald Gelber received fees of $50,000 in 1994 from the Company for serving on its Board of Directors. In 1995, Mr. Gelber received a monthly fee of $2,000 for serving as the Chairman of the Audit Committee. In 1994, Mr. Gelber also received a grant of options on 15,000 shares of Common Stock of the Company. Mr. Gelber resigned from the Board of Directors in July 1995.

     Robert Lund received $32,500 from the Company in 1994 for consulting services and for serving on its Board of Directors. Mr. Lund also received a grant of options on 15,000 shares of Common Stock of the Company in 1994.

     For 1995, all directors will receive as compensation for serving on the Board of Directors, $500 per person for each meeting attended telephonically and $1,000 per person for each meeting attended in person. Upon election, pursuant to the terms of the Company's 1993 Non-Employee Director Stock Option Plan, each non-employee director of the Company receives an option to purchase 15,000 shares of Common Stock of the Company. The exercise price of any option granted to directors is the fair market value of the Common Stock of the Company on the date the option is granted.

Compensation Committee Interlocks and Insider Participation

     See '--Directors' Compensation and Consulting Arrangements' with regard to Messrs. Bernard Frank and Ronald Gelber and 'Certain Transactions' with regard to Mr. Frank. Mr. Bernard Frank resigned from the Board of Directors and the Compensation Committee in February 1995. Mr. Ronald Gelber resigned from the Board of Directors and the Audit Committee in July 1995.

                              CERTAIN TRANSACTIONS

     Since January 1, 1994, the Company has engaged in the following transactions with directors and/or executive officers of the Company, shareholders listed in the security ownership table in 'Principal Shareholders,' or with businesses with which they are associated:

     1. The Company prepaid a deposit on a real property lease for its Russian joint venture, Artel, to Robin Enterprises, Inc. ('Robin') in the amount of $675,000. Such lease was canceled in June 1994 and the prepaid deposit returned to the Company. Robin is a corporation which owns an approximately 32,000 square foot building in Moscow. Jeffrey Hanft, Jody Frank, Bernard M. Frank, Robert D. Rubin, Richard F. Militello and Richard Whitman are shareholders of Robin.

     2. On March 31, 1994, the Company sold certain of its telephone calling center assets to Global Link for a total of $2.5 million. In connection with the transaction, Global Link delivered to the Company 10.0% of the issued and outstanding common stock of Global Link and granted the Company the right to designate two members on Global Link's Board of Directors. In February 1995, after obtaining a fairness opinion indicating the proposed sale of the assets for the agreed upon consideration was fair to the Company from a financial point of view and after the transaction was approved by the disinterested members of the Company's Board of Directors, the Company sold substantially all of the assets of its prepaid calling card business to Global Link for approximately $6.3 million. Upon the sale, the Company maintained the right to designate one member on Global Link's Board of Directors. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly and shares of common stock of Global Link. As a result of the February 1995 transaction, and because of a drafting error discovered in May 1995 that did not reflect the intentions of the parties, the Company's interest in the outstanding common stock of Global Link was 28.8% instead of the intended 19.99%. To correct this error, the Company reduced its share ownership to the intended 19.99% level. Jeffrey Hanft and Jody Frank are directors, and Mr. Frank is a shareholder of Global Link as is Mr. Bernard M. Frank, a former director of the Company.

     3. On November 24, 1994, the Company entered into a Settlement Agreement with Richard Whitman, a Director of the Company, to resolve claims arising under an indemnity provision in connection with the November 1, 1991 merger of Ram Telephone and Communications ('Ram') into the Company. Pursuant to the Settlement Agreement, Mr. Whitman executed a promissory note in favor of the Company, agreeing to pay $237,000, plus simple interest of eight percent (8%) per annum, due and payable in full on December 31, 1997. Mr. Whitman also executed a Security Agreement, providing a pledge of up to 150,000 shares of the Company's common stock to collateralize payment of the promissory note. Mr. Whitman was a shareholder of Ram.

     4. Information concerning indebtedness of directors and/or executive officers to the Company since January 1, 1994 is as follows: (a) largest aggregate indebtedness outstanding: Jeffrey Hanft ($2,385,000); Robert D. Rubin ($735,000); Richard F. Militello ($907,000); Jody Frank ($309,000); and Ronald Gelber ($47,000); (b) currently outstanding indebtedness: Jeffrey Hanft ($1,712,000); Robert D. Rubin ($574,000); Richard F. Militello ($734,000); Jody
Frank ($309,000); and Ronald Gelber ($47,000).

     Since January 1, 1994, the Company has loaned (the 'Company Loans') certain funds to Jeffrey Hanft, Robert D. Rubin, Richard F. Militello, Jody Frank and Ronald Gelber (the 'Borrowers') for the reasons described below. Each of the Company Loans is evidenced by a promissory note. Each such Company Loan is due in full on March 28, 1996, and bears interest at the prime rate of interest set by the Company's senior lender. Included in the currently outstanding loans for these transactions are the following: Mr. Hanft $968,000; Mr. Rubin $435,000; Mr. Militello $501,000; Mr. Frank $239,000; and Mr. Gelber $47,000.

     Each of the Company Loans was made following approval by the members of the Board of Directors who were not parties to the transaction as a means to provide the Borrowers with a vehicle to refinance certain commercial bank indebtedness they had incurred to exercise Company stock options and pay related income taxes. The Borrowers exercised the stock options in December 1993 to purchase the Company's common stock for purposes of increasing the Company's shareholders' equity without accessing external capital markets. The Borrowers personally borrowed the funds to exercise the options from a commercial bank and pledged the Company's common stock issued upon exercise as collateral for the bank loans ('Bank Loans'). This equity increase in turn was a significant factor in permitting the Company to increase its credit facility from $60.0 million to $125.0 million in February 1994.

     Commencing in May 1994, as the market price of the stock declined, the bank on several occasions required the Borrowers to pay down the Bank Loans or provide additional collateral. The Borrowers approached the disinterested members of the Company's Board of Directors to seek the Company's assistance in refinancing a portion of their Bank Loans. The Company then advanced the Company Loans upon the repayment terms noted above.

     Mr. Hanft, Mr. Militello and Mr. Frank also borrowed $535,000, $128,000 and $70,000, respectively, from the Company in connection with the payment of personal income taxes related to the phantom gain incurred upon the December 1993 exercise of the stock options mentioned above. The loans are due in 1995 and bear interest at a rate equal to the average annual borrowing rate of the Company's senior debt (for the fiscal year ending on or immediately preceding the date interest on the outstanding principal is payable).

     In an unrelated transaction, in lieu of receiving payment of their earned 1993 bonus, Mr. Hanft, Mr. Rubin and Mr. Militello agreed to accept loans from the Company which bear interest at a rate equal to the average annual borrowing rate of the Company's senior debt (for the fiscal year ending on or immediately preceding the date interest on the outstanding principal balance is payable) which loans are payable within five years of the date of the loan. Included in the currently outstanding loans for this transaction are the following: Mr. Hanft $210,000; Mr. Rubin $140,000; and Mr. Militello $105,000.

     5. On July 19, 1995, UBS Partners purchased 150,000 shares of the Preferred Stock for gross proceeds of $15.0 million. See 'Preferred Stock Investment.' Charles J. Delaney, a director of the Company, is the President of UBS Capital, an affiliate of UBS Partners. Jeffrey J. Keenan, who is expected to be elected a director of the Company by UBS Partners at or about the time of the Company's 1995 Annual Meeting of Shareholders to be held in August 1995, is a Managing Director of UBS Capital and a director and vice president of UBS Partners. In connection with the Preferred Stock Investment, the Company has agreed to reimburse UBS Partners for its out of pocket expenses up to a maximum amount of $350,000.

     6. In connection with the resignations of former directors Bernard M. Frank and Ronald Gelber, in February 1995 and July 1995 respectively, the Company issued to each former director options to acquire 32,500 shares of Common Stock. The exercise prices of the options, based on the market price of the Company's Common Stock on the date of the grants, are $5.06 with regard to Mr. Frank's options and $4.16 with regard to Mr. Gelber's options.

     7. In February 1994, the Company amended a credit facility agreement with Creditanstalt-Bankverein and certain other lenders in order to provide the Company with a revolving line of credit of $125 million, and issued to Creditanstalt American Corporation (a subsidiary of Creditanstalt-Bankverein) 250,000 Series D warrants to acquire Common Stock or Series B Preferred Stock of the Company, with an exercise price of $9.00 per share. At the same time, Creditanstalt American Corporation, as the assignee of Creditanstalt-Bankverein, exercised 150,000 Series A warrants to acquire 150,000 shares of Common Stock at an exercise price of $3.17 per share. In March 1995, the Company amended its credit facility agreement with Creditanstalt-Bankverein and certain other lenders by reducing the credit facility to $100 million. In May 1995, the Company agreed to decrease to $5.25 the exercise price of a portion of the Series D warrants in return for the cancellation of a demand registration right held by Creditanstalt American Corporation. In July 1995, the Company repaid the approximately $95.5 million of indebtedness under the credit facility, amended the credit facility to reduce the line of credit to $40 million, and paid Creditanstalt-Bankverein a loan origination fee of $200,000. Between January 1, 1994 and June 30, 1995, the Company paid approximately $5.3 million in interest and fees to Creditanstalt-Bankverein as agent and as a lender in connection with the Company's credit facilities. See 'Description of the Credit Agreement.'

     In May 1995, in order to facilitate a $2.5 million loan to PTC Cellular, Inc., a wholly-owned subsidiary of the Company, the Company entered into an exchange agreement under which it granted to Creditanstalt Corporate Finance, Inc. (an affiliate of Creditanstalt American Corporation) the right to exchange indebtedness under the loan for shares of Common Stock of the Company, with an exchange ratio based on the then current market price of the Common Stock. Concurrently with the exchange agreement, PTC Cellular, Inc. issued warrants to acquire 263,916 shares of Class A or Class B Common Stock of PTC Cellular, Inc. to Creditanstalt Corporate Finance, Inc, at an exercise price of $.01 per share. The warrants expire on May 3, 2005.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock of the Company as of April 30, 1995 (or July 19, 1995 with respect to Charles J. Delaney and UBS Partners) by (i) each person known by the Company to beneficially own more than five percent of the outstanding Common Stock of the Company, (ii) each director of the Company,
(iii) each of the executive officers named in the summary compensation table, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons named in the table have the sole voting and investment power with respect to the shares as beneficially owned by them.

                                        AMOUNT AND NATURE            PERCENT
       NAME OF BENEFICIAL OWNER        OF BENEFICIAL OWNERSHIP(1)    OF CLASS
- -----------------------------------------------------------------    --------
Jeffrey Hanft                                     781,529(2)(3)         4.79%
Robert D. Rubin                                   344,833(3)            2.12
Richard F. Militello                              306,275(3)(4)         1.89
Richard Whitman                                   264,219(5)            1.64
Jody Frank                                        214,262(5)(6)         1.33
Bruce W. Renard                                   115,833(3)               *
Lawrence T. Ellman                                 15,000(3)               *
Robert E. Lund                                     31,350(5)               *
Charles J. Delaney                                      0(7)               -
UBS Partners, Inc.                              2,857,143(8)/dagger/    15.1
  299 Park Avenue
  New York, New York 10171
Kayne Anderson Investment                       1,023,200               6.37
  Management, Inc.
  1800 Avenue of the Stars
  Los Angeles, California 90067
Creditanstalt American Corp.                      850,000(9)            5.07
  245 Park Avenue
  New York, New York 10167
All directors and executive officers            2,185,801(2)(3)        12.75
  as a group (12 persons)(4)(5)(6)(7)

- ------------------------
 *       Less than one percent.
/dagger/ Information provided by Schedule 13D and/or 13Gs filed by such persons.
         The Company has not independently verified such information.
(1) Includes shares of Common Stock of the Company issuable upon the exercise of stock options, which are exercisable within 60 days of the date hereof.
(2) Includes 11,980 shares of Common Stock of the Company issued to Rikki Hanft, the minor daughter of Jeffrey Hanft.
(3) Includes currently exercisable options to purchase 794,833 shares of Common Stock of the Company granted under the Company's stock option plans to the following executive officers: 261,667 to Jeffrey Hanft
         (at an average exercise price of $8.30 per share); 229,333 to Robert D. Rubin (at an average exercise price of $8.14 per share); 173,000 to Richard F. Militello (at an average exercise price of $8.15 per share); 115,833 to Bruce W. Renard (at an average exercise price of $6.18 per share); and 15,000 to Lawrence T. Ellman (at an average exercise price of $5.69 per share).
(4) Includes 5,625 shares owned by Richard F. Militello as custodian for Laura Militello, Sara Militello and Michael Militello, his minor children.
(5) Includes currently exercisable options to purchase Common Stock of the Company granted to the following directors: 60,000 to Richard Whitman (at an average exercise price of $10.03 per share); 105,000 to Jody Frank (at an average exercise price of $8.70 per share); and 30,000 to Robert E. Lund (at an average exercise price of $8.00 per share).
(6) Includes 40,050 shares of Common Stock of the Company in a voting trust of which Jody Frank is the beneficial owner. Also includes 3,812 shares for which Jody Frank is custodian and as to which Aaron Frank, Rebekah Frank and Lucy Frank, Mr. Frank's minor children, are the beneficial owners of 1,812 shares, 1,000 shares and 1,000 shares, respectively.
(7) Excludes all shares of Common Stock beneficially owned by UBS Partners, as to which Mr. Delaney disclaims beneficial ownership. See footnote 8.
(8) Represents 2,857,143 shares subject to issuance upon conversion of the Preferred Stock held by UBS Partners. See 'Preferred Stock Investment.'
(9) Represents a currently exercisable warrant received in connection with the Prior Credit Agreement and 150,000 shares of Common Stock of the Company obtained upon the exercise of a warrant in connection with the Prior Credit Agreement. The warrant expires on March 12, 2000 and is exercisable into 700,000 shares of the Company's Series B Preferred Stock at an average price of $7.17 per share. Each share of Series B Preferred Stock is convertible into one share of Common Stock of the Company.

                           PREFERRED STOCK INVESTMENT

     On July 3, 1995, the Company entered into an agreement with UBS Capital for the issuance by the Company of the Preferred Stock for gross proceeds of $15.0 million, which agreement was assigned by UBS Capital to UBS Partners prior to the consummation of the Preferred Stock Investment. UBS Capital is a wholly-owned indirect merchant banking subsidiary of Union Bank of Switzerland, and UBS Partners is also a wholly-owned subsidiary of Union Bank of Switzerland. The Preferred Stock Investment was consummated simultaneously with the issuance of the Old Notes and the Preferred Stock was acquired by UBS Partners.

     The Preferred Stock cumulates dividends at an annual rate of 7%, subject to increase up to 11% under certain circumstances, including accelerations of indebtedness of the Company and material breaches of representations, warranties and covenants, which will be payable in cash or, at the Company's option during the first three years after issuance, will continue to cumulate. The Preferred Stock is immediately convertible, at the option of the holders, into 2,857,143 shares of outstanding Common Stock of the Company (or approximately 15.1% of the outstanding Common Stock as of July 19, 1995, determined in accordance with Rule 13d-3 under the Exchange Act) at a conversion price of $5.25 per share, subject to reduction pursuant to antidilution adjustments in connection with, among other things, certain issuances of shares of, or rights to acquire, Common Stock at less than the then conversion price of the Preferred Stock. The Preferred Stock is subject to (i) mandatory redemption by the Company 10 years after issuance or, subject to the prior payment in full of the Company's indebtedness under the Credit Agreement and the Notes, in the event of certain bankruptcy or related events relating to the Company, (ii) redemption at the Company's option, resulting in the exercisability of contingent warrants and (iii) in the event of a Change of Control (as defined in the Indenture), redemption, at the option of the holders thereof, in all cases at its liquidation preference ($15.0 million in the aggregate) plus accrued and unpaid dividends.

     Pursuant to the terms of the Preferred Stock, the holders of the Preferred Stock are entitled to elect two members of the six member Board of Directors of the Company. The two directors initially will be Charles J. Delaney, President of UBS Capital Corporation, and Jeffrey J. Keenan, a Managing Director of UBS Capital Corporation and a Vice President and director of UBS Partners. See 'Management--Directors and Executive Officers.' The Preferred Stock is also entitled to vote on all other matters submitted to the stockholders for a vote together with the holders of the Common Stock voting as a single class with each share of Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion.

     In connection with the Preferred Stock Investment, the Company has agreed to certain affirmative and negative covenants with respect to the conduct of its business, among other matters. So long as 25% of the shares of Preferred Stock or the Common Stock into which such Preferred Stock is convertible remain outstanding and have not been sold publicly, the Company has agreed with UBS Partners and Appian Capital Partners, L.L.C. ('Appian') to observe certain negative covenants, including that the Company will not:

     (a) (i) amend its Certificate of Incorporation or bylaws in a way which would adversely affect the rights of holders of the Preferred Stock or underlying Common Stock or subordinate the rights of the holders of the Preferred Stock to the rights of other holders of capital stock of the Company; (ii) except in an underwritten public offering, and except for issuances in connection with pro rata distributions to holders of the Common Stock, issuances of Common Stock pursuant to options, warrants and other rights outstanding on the date of the purchase agreement relating to the Preferred Stock or employee stock options, or issuances of Common Stock in certain permitted acquisitions, sell capital stock of the Company unless holders of the Preferred Stock, the underlying Common Stock or the Warrants issued to Appian are given the right to purchase such capital stock to maintain such holders' percentage interest in the Company's Common Stock; or (iii) effect a Fundamental Change (as defined) including (A) the sale or transfer of more than 40% of the consolidated assets of the Company and its subsidiaries and (B) mergers and consolidations other than those in which the Preferred Stock is unaffected and the holders of the majority of the voting power to elect the Board of Directors continue to own such majority voting power unless such Fundamental Change provides that upon the consummation thereof, the Company shall have purchased all shares of the Preferred Stock tendered to the Company for purchase at a price per share equal to its liquidation preference ($15.0 million in the aggregate) plus accrued and unpaid dividends thereon pursuant to an offer to purchase given to the holders of the Preferred Stock not less than 15 days prior to the date such Fundamental Change is to be consummated; or

     (b) Without the approval of 75% of the members of the Board of Directors:

        (i) engage in transactions with stockholders, directors, officers, employees or defined affiliates which transactions would require disclosure under Rule 404 of Regulation S-K under the Securities Act;

        (ii) issue (A) debt securities which are convertible into the Company's Common Stock or with equity features such as warrants unless such equity features meet certain tests or (B) capital stock or other equity securities senior to or on a parity with the Preferred Stock or having a voting power greater than one vote per share of Common Stock;

        (iii) merge or consolidate or, except for certain permitted acquisitions or dispositions, allow a subsidiary to merge or consolidate;

        (iv) sell, lease or otherwise dispose of assets of the Company or its subsidiaries involving aggregate consideration greater than $5.0 million;

        (v) liquidate, dissolve or effect a recapitalization or reorganization;

        (vi) acquire an interest in or assets of any other company involving aggregate consideration greater than $5.0 million;

        (vii) own, manage or operate any business other than the domestic pay telephone business; or

        (viii) hire, elect or replace the Company's Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer or change the terms of employment or compensation thereof.

Notwithstanding the foregoing, the Company may sell the Discontinued Operations, sell the Notes and enter into and borrow under the Credit Agreement. So long as any shares of the Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Preferred Stock, the Company is prohibited from paying or declaring any dividend or making any distribution on any other capital stock of the Company (other than dividends payable solely in the securities in respect of which such dividends are paid).

     In connection with the Preferred Stock Investment, UBS Capital was issued a contingent warrant, exercisable only if the Company redeems the Preferred Stock pursuant to its optional redemption rights. Such warrant will be exercisable initially for the same number of shares and at the same price as the Preferred Stock being redeemed is convertible, all determined as of the redemption date of such Preferred Stock. Such contingent warrant has anti-dilution provisions comparable to the Preferred Stock. UBS Capital also has the right to have its Preferred Stock and underlying Common Stock repurchased by the Company (at the original purchase price thereof plus accrued and unpaid dividends thereon) if the Company violates certain regulations regarding an investee of a Small Business Investment Company.

     UBS Capital has also agreed, subject to certain limitations and restrictions, that for up to 10 years from the date of the closing of the purchase of the Preferred Stock, it will not, without the consent of the Company's Board of Directors, acquire beneficial ownership (determined in accordance with Rule 13d-3 under the Exchange Act) of more than 25% of the Company's voting securities, offer or solicit any other person to acquire the Company or conduct a proxy solicitation with respect to the Company.

     Appian assisted the parties and provided financial consulting services in connection with the Preferred Stock Investment. In connection with the Preferred Stock Investment, Appian purchased from the Company, for $1.00, warrants to purchase up to 275,000 shares of Common Stock of the Company at an exercise price of $5.25 per share (the 'Warrants'). Appian also received a fee of $400,000.

     The Company has also agreed to register for resale under the Securities Act the Common Stock issuable upon conversion of the Preferred Stock or upon exercise of the Warrants.

                      DESCRIPTION OF THE CREDIT AGREEMENT

     Simultaneous with the issuance and sale of the Old Notes, the Company entered into an amendment and restatement of the Prior Credit Agreement (as amended and restated, the 'Credit Agreement') with Creditanstalt-Bankverein (the 'Bank'), providing for a revolving credit facility for the benefit of the Company in the aggregate amount of $40.0 million. The Credit Agreement has a term of four years. The Bank has informed the Company that it intends to syndicate a portion of the loan provided under the Credit Agreement. The following is a description of the terms of the Credit Agreement. The following summary of certain provisions of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Credit Agreement. References to the Company in the following summary refer to Peoples Telephone Company, Inc. only.

     Borrowing Base. The Company may use borrowings under the Credit Agreement for internal growth and to fund future acquisitions, although the Bank will have the right to approve any acquisition for consideration in excess of $3.0 million. Borrowings under the Credit Agreement will not be permitted to exceed the sum of (i) 75.0% of the Company's eligible accounts receivable plus (ii) an amount equal to $1,200 multiplied by the number of eligible installed pay telephones, in the aggregate up to the total limit of $40.0 million.

     Interest. Interest on the principal balance outstanding under the Credit Agreement accrues at the option of the Company at the rate of (i) 1.5% above the greater of (a) the Bank's prime lending rate at its principal office in New York, New York and (b) the federal funds rate plus 0.5% or (ii) 3.0% above the rate quoted by the Bank as the average London interbank offered rate for one, two, three and six-month Eurodollar deposits. In the event of a default under the Credit Agreement, at the Bank's option, the interest rate on the borrowings under the Credit Agreement would increase to 2.0% per annum above the then applicable rate.

     Security. As security for the indebtedness under the Credit Agreement, the Company has granted to the Bank a first priority security interest in substantially all existing and future assets of the Company, whether tangible or intangible, including, without limitation, accounts receivable, inventory and equipment.

     Certain Covenants. In addition to customary covenants, the Credit Agreement contains various restrictive financial and other covenants including, without limitation, (i) prohibitions on the incurrence of additional indebtedness, (ii) restrictions on the creation of additional liens, (iii) certain limitations on dividends and distributions by the Company, (iv) restrictions on mergers and sales of assets, investments and transactions with affiliates and (v) certain financial maintenance tests. Such financial maintenance tests, include, among others, (i) a minimum EBITDA test of $5.0 million for the quarter ending June 30, 1995,

$10.0 million for the two quarter period ending September 30, 1995 and $15.0 million for the three quarter period ending December 31, 1995, and, thereafter, a minimum annual EBITDA test (tested quarterly for the prior four quarters) beginning at $19.0 million for the quarter ended March 31, 1996 and increasing over time to $26.0 million after December 31, 1997, (ii) a minimum ratio of annual EBITDA to interest expense (tested quarterly) beginning at 1.5 to 1 and increasing over time to 2.5 to 1 after December 31, 1997, (iii) a minimum net worth test beginning at $47.0 million and increasing over time to $67.0 million after December 31, 1998, (iv) a maximum ratio of debt to net worth of 3.25 to 1 for the first two years and decreasing to 3.0 to 1 for the remaining two years, and (v) maximum ratio of bank debt to EBITDA of 2.0 to 1 (tested quarterly using EBITDA from the prior four quarters). For purposes of the foregoing covenants, EBITDA shall include EBITDA from the Discontinued Operations and net worth shall include the Preferred Stock.

     Events of Default. The events of default under the Credit Agreement are customary for facilities of such nature and include payment and non-payment defaults and certain events of bankruptcy or insolvency of the Company.

     Fees. In connection with the execution of the Credit Agreement, the Company paid a loan origination fee of $200,000. The Credit Agreement also provides for a monthly fee based on the unused portion of the Credit Agreement and an annual agency fee.

                            DESCRIPTION OF THE NOTES

     The Old Notes were and the Exchange Notes will be issued under an indenture dated as of July 15, 1995 (the 'Indenture') between the Company and First Union National Bank of North Carolina, as trustee (the 'Trustee'), a copy of which is filed as an exhibit to the Exchange Offer Registration Statement. Upon the issuance of the Exchange Notes, if any, or the effectiveness of a Shelf Registration Statement (as defined below), the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Indenture Act and to all of the provisions of the Indenture, including the definitions of certain terms contained therein and including those terms made part of the Indenture by reference to the Trust Indenture Act. The definitions of certain capitalized terms used in the following summary are set forth below under '--Certain Definitions.' Unless the context otherwise requires, references to the Notes shall include the Exchange Notes. References to the Company in the following summary refer to Peoples Telephone Company, Inc. only.

GENERAL

     The Notes are unsecured senior obligations of the Company limited to $100.0 million aggregate principal amount. The Notes are issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the corporate trust office or agency of the Trustee in the City of New York maintained for such purposes in New York, New York. In addition, interest may be paid at the option of the Company by check mailed to the person entitled thereto as shown on the security register. No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on July 15, 2002. Interest on the Notes accrues at the rate of 12 1/4% per annum and will be payable semi-annually on each January 15 and July 15, commencing January 15, 1996, to the holders of record of Notes at the close of business on the January 1 and July 1 immediately preceding such interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the 'Issue Date'). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     As discussed under 'Exchange Offer; Registration Rights,' pursuant to the Registration Rights Agreement, the Company has agreed, at its expense, for the benefit of the holders of the Notes, either (i) to effect a registered Exchange Offer under the Securities Act to exchange the Old Notes for Exchange Notes, which will have terms identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) or (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days of the Issue Date, or upon the request of the Initial Purchaser (under certain circumstances), to register the Notes for resale under the Securities Act through a shelf registration statement (a 'Shelf Registration Statement'). In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 30th calendar day following the Issue Date, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 90th calendar day following the Issue Date, (c) the Exchange Offer is not consummated on or prior to the 120th calendar day following the Issue Date or (d) a Shelf Registration Statement is not declared effective on or prior to the 150th day following the Issue Date, the interest rate borne by the Notes shall be increased by 0.25% per annum following such 30-day period in the case of (a) above, such 90-day period in the case of (b) above, such 120-day period in the case of (c) above or such 150-day period in the case of (d) above, which rate will be increased by an additional 0.25% per annum for each 90-day period that any such additional interest continues to accrue; provided that in no event shall the interest rate borne by the Notes be increased by more than 1%. Upon (w) the filing of the Exchange Offer Registration Statement in the case of clause (a) above, (x) the effectiveness of the Exchange Offer Registration Statement in the case of clause
(b) above, (y) the consummation of the Exchange Offer in the case of clause (c) above or (z) the effectiveness of a Shelf Registration Statement in the case of clause (d) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the interest rate which would otherwise apply. See 'Exchange Offer; Registration Rights.'

     Old Notes that remain outstanding after the consummation of the Exchange Offer and Exchange Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.
REDEMPTION

     Optional Redemption. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2000, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning July 15 of the years indicated below:

                                                        REDEMPTION
YEAR                                                       PRICE
- ----                                                    ----------
2000.................................................     103.50%
2001.................................................     101.75%
2002.................................................     100.00%

     In addition, prior to July 15, 1998, in the event of one or more Equity Offerings consummated after the Issue Date (other than the sale of the UBS Partners Preferred Stock) for aggregate gross proceeds to the Company equal to or exceeding $10.0 million, the Company may redeem in the aggregate up to a maximum of 20% of the principal amount of Notes originally issued with the net proceeds thereof at a redemption price equal to 111 1/4% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

     Mandatory Redemption. There are no mandatory sinking fund payments for the Notes. However, as described below, the Company may be obligated, under certain circumstances, (a) to make an offer to purchase all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued interest to the date of purchase, upon a Change of Control and (b) to make an offer to purchase Notes with a portion of the net cash proceeds of certain sales or other dispositions of assets at a redemption price of 100% of principal amount, plus accrued and unpaid interest to the date of purchase. See 'Change of Control' and 'Certain Covenants--Disposition of Proceeds of Asset Sales,' respectively.

     Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that any redemption pursuant to the provisions relating to a sale of the Company's Common Stock pursuant to one or more Equity Offerings shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to any procedures of The Depository Trust Company). Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, if the Company does not default in the payment of the redemption price, interest will cease to accrue on Notes or portions thereof called for redemption.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (a 'Change of Control Offer'), and shall, subject to the provisions described below, purchase, on a business day (the 'Change of Control Purchase Date') not more than 60 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding Notes at a purchase price (the 'Change of Control Purchase Price') equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company shall be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each holder of Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of Notes must follow to accept the Change of Control Offer.

     The occurrence of the events constituting a Change of Control under the Indenture may result in an event of default under the Credit Agreement and in respect of other Indebtedness of the Company and the Restricted Subsidiaries and, consequently, the lenders thereof will have the right to require repayment of such Indebtedness in full. If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of Notes seeking to accept the Change of Control Offer. The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above.
RANKING

     The indebtedness of the Company evidenced by the Notes ranks senior in right of payment to all indebtedness of the Company expressly subordinated in right of payment to the Notes and pari passu in right of payment with all other existing and future indebtedness of the Company. As of the date of this Prospectus, the Company has no outstanding indebtedness ranking junior in right of payment to the Notes. Although the Notes and the obligations under the Credit Agreement constitute senior obligations of the Company, the lenders under the Credit Agreement (and any other indebtedness secured by assets of the Company) will have a claim ranking prior to that of the holders of the Notes with respect to the distribution of assets and the proceeds thereof securing the Company's obligations thereunder. See 'Risk Factors-- Defaults under Indebtedness,' 'Risk Factors--Restrictions Imposed by Lenders; Impact of Asset Encumbrances' and 'Description of the Credit Agreement.'

CERTAIN COVENANTS

     The Indenture contains the following covenants, among others;

     Limitation on Indebtedness. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise (in each case, to 'incur'), for the payment of any Indebtedness (including any Acquired Indebtedness); provided that (i) the Company (and not the Restricted Subsidiaries) will be permitted to incur Indebtedness (including Acquired Indebtedness) and (ii) a Restricted Subsidiary will be permitted to incur Acquired Indebtedness if, at the time of any such incurrence and after giving pro forma effect thereto (including the application of the net proceeds therefrom), the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 2.25:1.00 if such Indebtedness is incurred on or prior to December 31, 1996 or 2.50:1.00 if such Indebtedness is incurred on or after January 1, 1997.

     Notwithstanding the foregoing, the Company and the Restricted Subsidiaries, as applicable, may incur each and all of the following (each of which shall be given independent effect):

        (a) Indebtedness of the Company evidenced by the Notes and other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the Issue Date;

        (b) Indebtedness of the Company under the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the sum of
     (1) 75% of the net amount of accounts receivable (as determined under GAAP) of the Company and the Restricted Subsidiaries plus (2) an amount equal to $1,200 multiplied by the number of Eligible Pay Telephones (as defined in the Credit Agreement as in effect on the Issue Date), in each case as determined in good faith by the Company at the time of each incurrence of Indebtedness under the Credit Agreement; provided in no event shall the aggregate principal amount of Indebtedness under the Credit Agreement permitted pursuant to this clause (b) exceed $60.0 million at any time outstanding;

        (c) Indebtedness of the Company and/or any Restricted Subsidiary used to finance the cost of acquiring public pay telephones (including in any Asset Acquisition) in an aggregate principal amount incurred after the Issue Date not to exceed $10.0 million; provided that, (x) at the time of and after giving effect to any such incurrence under this clause (c), the aggregate principal amount of Indebtedness incurred under this clause (c) after the Issue Date shall not exceed the aggregate net cash proceeds (other than net proceeds from the UBS Partners Preferred Stock) received by the Company after the Issue Date from the issuance of Capital Stock (other than Redeemable Capital Stock) of the Company and (y) the principal amount of Indebtedness being incurred at any time under this clause (c) shall not exceed the amount of Restricted Payments Availability at the date of incurrence;

        (d) Indebtedness of the Company and/or any Restricted Subsidiary incurred in respect of performance bonds, bankers' acceptances, letters of credit of the Company and any Restricted Subsidiary and surety bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business not to exceed $5.0 million in the aggregate;

        (e) (i) Interest Rate Protection Obligations of the Company and/or any Restricted Subsidiary covering Indebtedness of the Company or any Restricted Subsidiary; provided that (x) any Indebtedness to which any such Interest Rate Protection Obligations relate bears interest at fluctuating interest rates and is otherwise permitted to be incurred under this covenant and (y) the notional principal amount of any such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness to which such Interest Rate Protection Obligations relate and
     (ii) Indebtedness under Currency Agreements of the Company or any Restricted Subsidiary; provided that such Currency Agreements do not increase the Indebtedness of the Company and the Restricted Subsidiaries in the aggregate other than as a result of fluctuations in foreign currency exchange rates;

        (f) (i) Indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary, in each case which is not subordinated in right of payment to any Indebtedness of such Restricted Subsidiary, and
     (ii) Indebtedness of the Company to a Restricted Subsidiary (but only for so long as such Restricted Subsidiary continues to be a Restricted Subsidiary) which is unsecured and subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at a Stated Maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Indenture and the Notes;

        (g) Indebtedness of the Company to the extent the proceeds are used to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of the Company or any of the Restricted Subsidiaries; provided that (i) the principal amount of Indebtedness incurred pursuant to this clause (g) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the principal amount of Indebtedness so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of reasonable and customary expenses incurred in connection therewith, and (ii) such Indebtedness being incurred does not have a lower Average Life to Stated Maturity than the Indebtedness being refinanced and, in the case of any such refinancing of the Notes, does not have an earlier Stated Maturity for any principal payment than the Notes; and

        (h) additional Indebtedness of the Company and/or any of the Restricted Subsidiaries not to exceed $10.0 million in aggregate principal amount at any one time outstanding.

     Limitation on Issuances and Sale of Preferred Stock by Restricted Subsidiaries. The Indenture provides that the Company (i) will not permit any of the Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or a Restricted Subsidiary) and (ii) will not permit any person (other than the Company or a Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary.

     Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, do any of the following:

        (i) declare or pay any dividend or make any other distribution or payment on or in respect of Capital Stock of the Company or any payment to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company (other than dividends or distributions payable solely in Capital Stock of the Company (other than Redeemable Capital Stock) or in options, warrants or other rights to purchase Capital Stock of the Company (other than Redeemable Capital Stock) ),

        (ii) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company (other than any such Capital Stock owned by a Restricted Subsidiary),

        (iii) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any Subordinated Indebtedness, or

        (iv) make any Investment (other than any Permitted Investment) in any person (other than in a Restricted Subsidiary or a person that becomes a Restricted Subsidiary as a result of such Investment or a person that merges into the Company or a Restricted Subsidiary)

(such payments or Investments described in the preceding clauses (i), (ii), (iii) and (iv) are collectively referred to as 'Restricted Payments'), unless, at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment),
(A) no Default shall have occurred and be continuing, (B) the Company would be able to incur $1.00 of additional Indebtedness under the applicable provisions of the proviso to the first paragraph of the 'Limitation on Indebtedness' covenant and (C) the aggregate amount of all Restricted Payments declared or made from and after the Issue Date (including any Designation Amount) would not exceed (1) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on April 1, 1995 and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) plus (2) the aggregate net cash proceeds received by the Company from the issuance or sale of Capital Stock (excluding (x) any net cash proceeds from the issuance of the UBS Partners Preferred Stock or any Capital Stock issued upon conversion thereof and (y) any net cash proceeds from the issuance of Redeemable Capital Stock, but including Capital Stock issued upon the conversion of convertible Indebtedness, in exchange for outstanding Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Capital Stock) ) of the Company to any person (other than to a Restricted Subsidiary) after the Issue Date plus (3) in the case of the disposition for cash or repayment in cash of any Investment constituting a Restricted Payment made after the Issue Date (other than pursuant to clause (v) of the next paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment minus (4) the aggregate principal amount of Indebtedness incurred after the Issue Date pursuant to clause (c) of the second paragraph of the covenant 'Limitation on Indebtedness.' For purposes of the preceding clause (C)(2), upon the issuance of Capital Stock from either the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights, the amount counted as net cash proceeds received will be the cash amount received by the Company at the original issuance of the Indebtedness that is so converted or exchanged or from the issuance of options, warrants or rights, as the case may be, plus the incremental amount received by the Company, if any, upon the conversion, exchange or exercise thereof.

     None of the foregoing provisions will prohibit (i) the payment of any dividend within 60 days after the date of its declaration, if at the date of declaration such payment would be permitted by the foregoing paragraph; (ii) so long as no Default shall have occurred and be continuing, the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale of other shares of Capital Stock (other than Redeemable Capital Stock) of the Company to any person (other than to a Restricted Subsidiary); provided that such net cash proceeds so used are excluded from clause (C)(2) of the preceding paragraph; (iii) so long as no Default shall have occurred and be continuing, any redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale of (1) Capital Stock (other than Redeemable Capital Stock) of the Company; provided that any such net cash proceeds so used are excluded from clause (C)(2) of the preceding paragraph, or
(2) Subordinated Indebtedness of the Company so long as such Subordinated Indebtedness has no Stated Maturity earlier than the 91st day after the Stated Maturity for the final scheduled principal payment of the Notes; (iv) so long as no Default shall have occurred and be continuing, the making of Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the covenant 'Disposition of Proceeds of Asset Sales'; (v) Investments constituting Restricted Payments not to exceed $5.0 million in the aggregate at any one time outstanding; (vi) subsequent to the third anniversary of the issuance of the UBS Partners Preferred Stock, so long as no Default shall have occurred and be continuing and the Consolidated Fixed Charge Coverage Ratio of the Company is at least equal to 3.0:1.0, the payment of scheduled cash dividend payments on the UBS Partners Preferred Stock in accordance with the terms of the UBS Partners Preferred Stock as in effect on the Issue Date; and (vii) the redemption of the UBS Partners Preferred Stock upon a Change of Control if (1) a Change of Control Offer has been made under the Indenture and all holders of Notes validly tendering their Notes shall have had such Notes purchased by the Company and (2) no payment default under the Indenture arising after the Change of Control Offer shall have occurred or be continuing. In computing the amount of Restricted Payments previously made for purposes of clause (C) of the preceding paragraph, Restricted Payments under clauses (i), (iv), (v), (vi) and
(vii) of this paragraph shall be included without duplication and Restricted Payments under clauses (ii) and (iii) of this paragraph shall be excluded.

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, except for (a) Liens existing as of the Issue Date; (b) Liens on property or assets of the Company securing the obligations under the Credit Agreement; (c) Liens in favor of the Company or any Restricted Subsidiary of the Company; (d) Liens on property or assets securing Subordinated Indebtedness; provided that the Notes are secured by a Lien on such property or assets that is senior in priority to such Liens; (e) Liens on property or assets securing Indebtedness of the Company ranking pari passu in right of payment with the Notes (other than pursuant to the preceding clause (b) ); provided that the Notes are secured by a Lien on such property or assets that is equal and ratable with such Liens; and (f) Permitted Liens.

     Disposition of Proceeds of Asset Sales. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make any Asset Sale unless (a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or shares subject to such Asset Sale and (b) at least 75% of such consideration consists of any combination of (i) cash or Cash Equivalents or (ii) Indebtedness of the Company or such Restricted Subsidiary assumed by the purchaser of the assets or shares subject to such Asset Sale and the Company or such Restricted Subsidiary is unconditionally released from such Indebtedness. The Company may (a) use no more than the Other Senior Debt Pro Rata Share of such Net Cash Proceeds to repay, and thereby permanently reduce the commitments or amounts available to be reborrowed under, Other Senior Debt and/or (b) apply such Net Cash Proceeds to acquire or construct property or assets in lines (whether based on product, services or geography) of business related to the businesses of the Company and the Restricted Subsidiaries as conducted on the Issue Date (after giving effect to the sale of (i) the Capital Stock or assets of PTC Cellular, Inc. and (ii) the Company's inmate telephone business) within 270 days after the consummation of such Asset Sale. To the extent all or part of the Net Cash Proceeds of any Asset Sale are not so applied, the Company or any Restricted Subsidiary shall, within 270 days of such Asset Sale, make an offer to purchase (an 'Asset Sale Offer') from all holders of Notes up to a maximum principal amount (expressed as a multiple of $1,000) of Notes equal to such Net Cash Proceeds, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided that the Company may defer the Asset Sale Offer until there are an aggregate unutilized Net Cash Proceeds from such Asset Sales equal to or in excess of $10.0 million, at which time the entire unutilized amount of such Net Cash Proceeds, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph. The Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent an Asset Sale Offer is oversubscribed, Notes shall be purchased among holders on a proportionate basis (based on the relative aggregate principal amounts validly tendered for purchase by holders thereof). To the extent the Asset Sale Offer is not fully subscribed to by the holders of the Notes, the Company may retain and utilize any unutilized portion of the Net Cash Proceeds for any purpose consistent with the other terms of the Indenture.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary will not be required to comply with clause (b) of the first sentence of the immediately preceding paragraph with respect to Asset Sales by the Company or any Restricted Subsidiary of (i) the Capital Stock or assets of PTC Cellular, Inc.,

(ii) the Company's 23.75% interest in Artel Business & Telecommunications, Inc. ('Artel') and (iii) the Company's inmate telephone business; provided that, in the case of the inmate telephone business, such noncompliance will only be permitted to the extent the Company delivers to the Trustee a written opinion from an Independent Financial Advisor to the effect of clause (a) of the first sentence of the immediately preceding paragraph. In addition to the foregoing, the Company and any Restricted Subsidiary will not be required to comply with the second sentence of the immediately preceding paragraph with respect to Net Cash Proceeds from Asset Sales by the Company or any Restricted Subsidiary of
(i) the Capital Stock or assets of PTC Cellular, Inc., (ii) the Company's inmate telephone business and (iii) the Company's 23.75% interest in Artel; provided that the Net Cash Proceeds from any Asset Sale of Discontinued Operations shall be required to be applied as follows: (A) the Company or any Restricted Subsidiary may retain up to $5.0 million of such Net Cash Proceeds; (B) the Company or any Restricted Subsidiary may apply up to 50% of any such Net Cash Proceeds in excess of $5.0 million in the manner provided by clause (b) of the second sentence of the preceding paragraph; and (C) up to 50% of any such Net Cash Proceeds in excess of $5.0 million, together with any such excess Net Cash Proceeds not applied as contemplated by the preceding clause (B) within the time frame required by clause (b) of the second sentence of the preceding paragraph (collectively, 'Discontinued Operations Excess Proceeds'), shall be used by the Company to make an offer to purchase Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase; provided, further, that the Company may defer any such offer to purchase contemplated by the preceding clause (C) until the aggregate Discontinued Operations Excess Proceeds is in excess of $5.0 million, at which time the entire Discontinued Operations Excess Proceeds, and not just the amount in excess of such $5.0 million, shall be utilized to make an offer to purchase. Such offer to purchase shall be made within 45 days after such threshold is exceeded and shall comply with the same requirements for an Asset Sale Offer set forth above and in the Indenture.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above.

     Limitation on Transactions with Interested Persons. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, transfer, disposition, purchase, exchange or lease of assets, property or services) with, or for the benefit of, any Affiliate of the Company (other than a Wholly-Owned Restricted Subsidiary), any officer or director of the Company or any Restricted Subsidiary or any beneficial owner (determined in accordance with the Indenture) of five percent or more of the Company's Common Stock at any time outstanding (each of the foregoing persons being referred to as an 'Interested Person') except (i) on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those which could have been obtained in a comparable transaction at such time from a person who is not an Interested Person and (ii) with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $100,000, the Company shall have delivered an officers' certificate to the Trustee certifying that such transaction or transactions comply with the preceding clause (i) and that such transaction or transactions have been approved by a majority of the Board of Directors of the Company including a majority of the Independent Directors of the Board of Directors of the Company. In addition to the foregoing, with respect to a transaction or series of transactions with an Interested Person involving aggregate payments or value equal to or greater than $1.5 million, the Company must deliver to the Trustee a written opinion from an Independent Financial Advisor stating that such transaction or series of transactions are fair from a financial point of view. This covenant will not restrict the Company from (a) redeeming or paying dividends in respect of its Capital Stock permitted under the covenant '-- Limitation on Restricted Payments,' (b) paying reasonable and customary regular fees and other compensation, including interests in Common Stock of the Company, to directors of the Company who are not employees of the Company, (c) paying any amounts pursuant to agreements existing, and as in effect, on the Issue Date and disclosed in this Prospectus, (d) paying loans or advances to officers of the Company and the Restricted Subsidiaries for bona fide business purposes of the Company not in excess of $500,000 in the aggregate at any one time outstanding and (e) engaging in banking or other transactions with Creditanstalt-Bankverein and its Affiliates and any other lender under the Credit Agreement relating to services customarily provided by Creditanstalt-Bankverein or its Affiliates and any other lender under the Credit Agreement in the ordinary course of its respective commercial lending business.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans or advances to the Company or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary (other than any customary restriction on transfers of property subject to a Lien permitted under the Indenture which would not materially adversely affect the Company's ability to satisfy its obligations under the Notes and the Indenture) or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any contract or any licensing agreement entered into by the Company or any of the Restricted Subsidiaries in the ordinary course of business or any lease governing a leasehold interest of the Company or any Restricted Subsidiary, (iii) the Credit Agreement as in effect on the Issue Date and (iv) any agreement or other instrument of a person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired.

     Reporting Requirements. The Indenture requires that the Company file with the Commission the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Sections 13 and 15 of the Exchange Act, whether or not the Company has a class of securities registered under the Exchange Act, on the basis required by such Sections. The Company is required to file with the Trustee within 15 days after it files them with the Commission copies of such reports and documents.

     Designation of Unrestricted Subsidiaries. The Indenture provides that the Company may designate any Subsidiary of the Company as an 'Unrestricted Subsidiary' under the Indenture (a 'Designation') if:

        (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

        (b) at the time of and after giving effect to such Designation, the Company could incur $1.00 of additional Indebtedness under the applicable provisions of the proviso to the first paragraph of the 'Limitation on Indebtedness' covenant described above; and

        (c) the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the 'Designation Amount') equal to the Fair Market Value of such Subsidiary on such date.

     In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant 'Limitation on Restricted Payments' for all purposes of the Indenture in the Designation Amount. The Indenture further provides that (i) neither the Company nor any Restricted Subsidiary shall at any time (x) provide credit support for, subject any of its property or assets to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (y) be directly or
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indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be
directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except, in the case of clause (x) or (y), to the extent otherwise permitted under the terms of the Indenture, including, without limitation, pursuant to the 'Limitation on Restricted Payments' and the 'Limitation on Indebtedness' covenants, and (ii) no Unrestricted Subsidiary shall at any time guarantee or otherwise provide credit support for any obligation of the Company or any Restricted Subsidiary.

     The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a 'Revocation') if:

        (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

        (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

     All Designations and Revocations must be evidenced by Board Resolutions of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

     PTC Cellular, Inc. shall, for so long as it constitutes a Discontinued Operation, be an Unrestricted Subsidiary and shall at all such times be subject to the provisions of the Indenture applicable to Unrestricted Subsidiaries. MERGER, SALE OF ASSETS, ETC.

     The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any person or persons, and the Company will not permit any of the Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company or the Company and the Restricted Subsidiaries, taken as a whole, to any other person or persons, unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Company shall be the surviving person of such merger or consolidation, or (B) the person (if other than the Company) formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, substantially as an entirety, are transferred (any such surviving person or transferee person being the 'Surviving Entity') shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Company or the Surviving Entity, as the case may be, could incur $1.00 of
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additional Indebtedness under the applicable provisions of the proviso to the first paragraph of the 'Limitation on Indebtedness' covenant described above.

     In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein.
EVENTS OF DEFAULT

     The following will be 'Events of Default' under the Indenture:

        (i) default in the payment of the principal of or premium, if any, when due and payable, on any of the Notes (whether at its Stated Maturity, upon optional redemption or required purchase); or

        (ii) default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days or more; or

        (iii) the Company shall fail to perform or observe any of the terms, covenants or agreements described under '--Merger, Sales of Assets, Etc.' or '--Certain Covenants--Limitation on Indebtedness,' '--Limitation on Restricted Payments,' '--Disposition of Proceeds of Asset Sales' or '--Change of Control'; or

        (iv) the Company shall fail to perform or observe any term, covenant or agreement contained in the Notes or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (v) either (a) default or defaults in the payment of any principal, premium or interest under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness (a 'Debt Instrument') under which the Company or one or more Restricted Subsidiaries or the Company and one or more Restricted Subsidiaries then have outstanding Indebtedness in excess of $5.0 million, individually or in the aggregate, or (b) any other default or defaults under one or more Debt Instruments under which the Company or one or more Restricted Subsidiaries or the Company and one or more Restricted Subsidiaries then have outstanding Indebtedness in excess of $5.0 million, individually or in the aggregate, and in the case of this clause (b) either (x) such Indebtedness is already due and payable in full or (y) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

        (vi) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5.0 million either individually or in the aggregate, shall be entered against the Company or any Restricted Subsidiary or any of their
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     respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

        (vii) any holder (or person acting on its behalf) of at least $5.0 million in aggregate principal amount of Indebtedness of the Company or any of the Restricted Subsidiaries shall, subsequent to the occurrence of a default with respect to such Indebtedness and in accordance with the terms of the document or agreement governing such Indebtedness, commence judicial proceedings to foreclose upon assets of the Company or one or more of the Restricted Subsidiaries having an aggregate Fair Market Value in excess of $5.0 million or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure; or

        (viii) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary of the Company shall have occurred.

     If an Event of Default (other than as specified in clause (viii) with respect to the Company) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration, all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (viii) (with respect to the Company) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes,
(iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

     The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

     No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for
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the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

     If a Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default within 30 days after obtaining knowledge thereof. Except in the case of a Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders of the Notes.

     The Company will be required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any event which is, or after notice or lapse of time or both would become, an Event of Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes ('defeasance'). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes,
(iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the Indenture, some of which are described under '--Certain Covenants' above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ('covenant defeasance').

     In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default shall have
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occurred and be continuing on the date of such deposit or with respect to clause
(viii) under the first paragraph under '--Events of Default,' at any time during the period ending on the 91st day after the date of deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness and (B) after the 9lst day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

     From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act, or making any change that does not adversely affect the rights of any holder; provided that the Company has delivered to the Trustee an opinion of counsel acceptable to the Trustee stating that such change does not adversely affect the legal rights of any holder. Other amendments and modifications of the Indenture or the Notes may be made by the Company, and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes,
(ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate
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the offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto, (vii) adversely affect the ranking of the Notes in a manner adverse to holders of the Notes or (viii) reduce or change the rate or time for payment of interest on the Notes.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and, upon issuance of the Exchange Notes or effectiveness of a Shelf Registration Statement, provisions of the Trust Indenture Act, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate of the Company; provided that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes are governed by the laws of the State of New York, without regard to principles of conflicts of law.

CERTAIN DEFINITIONS

     'Acquired Indebtedness' means Indebtedness of a person (a) assumed in connection with an Asset Acquisition from such person or (b) existing at the time such person becomes a Restricted Subsidiary which, in either case, was not created or entered into in anticipation or contemplation of an Asset Acquisition or such person becoming a Restricted Subsidiary.

     'Affiliate' means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

     'Asset Acquisition' means (a) an Investment by the Company or any Restricted Subsidiary in any other person pursuant to which such person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary, (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any person which constitute all or substantially all of the assets of such person or any division or line (whether based on product or geography) of business of such person or (c) the acquisition by the Company or any Restricted Subsidiary of any public pay telephones, inmate telephones, cellular telephones and/or telephone operating facility from any person other than the manufacturer (or an Affiliate thereof or special purpose finance entity related thereto) of such telephones in a transaction involving consideration having a Fair Market Value equal to or greater than $500,000.

     'Asset Sale' means any sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly-Owned Restricted Subsidiary, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary; (b) all or substantially all of the properties and assets of any division or line (whether based on product or geography) of business of the Company or any Restricted Subsidiary; (c) any other properties or assets of the Company or any Restricted Subsidiary other
                                       99
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than in the ordinary course of business; or (d) any public pay telephones, inmate telephones, cellular telephones and/or telephone operating facility by the Company or any Restricted Subsidiary involving consideration having a Fair Market Value equal to or greater than $500,000. For the purposes of this definition, the term 'Asset Sale' shall not include (i) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under '--Merger, Sale of Assets, Etc.,'
(ii) sales of obsolete equipment and (iii) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets, whether in one transaction or a series of related transactions, involving assets with a Fair Market Value not in excess of $50,000.

     'Average Life to Stated Maturity' means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

     'Capital Stock' means, with respect to any person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     'Capitalized Lease Obligation' means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     'Cash Equivalents' means, at any time, (i) any evidence of Indebtedness with a maturity of 365 days (or, for purposes of the 'Disposition of Proceeds of Asset Sales' covenant, 270 days) or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 365 days (or for purposes of the 'Disposition of Proceeds of Asset Sales' covenant, 270 days) or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250.0 million; (iii) commercial paper with a maturity of 365 days (or for purposes of the 'Disposition of Proceeds of Asset Sales' covenant, 270 days) or less issued by a corporation that is not an Affiliate of the Company organized under the laws of any State of the United States or of the District of Columbia and rated at least A-1 by Standard & Poor's Corporation or at least P-1 by Moody's Investor's Service, Inc. or at least an equivalent rating category of another nationally recognized securities rating agency; (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition; and (v) money market accounts with a financial institution of the type described in clause (ii) above which invest substantially in instruments of the types described in clauses (i) through (iv) above.

     'Change of Control' is defined to mean the occurrence of any of the following events: (a) any 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is or becomes the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the Company; or (b) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers,
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leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (ii) immediately after such transaction no 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation.

     'Common Stock' means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     'Consolidated Cash Flow Available for Fixed Charges' means, with respect to the Company and the Restricted Subsidiaries for any period, (i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (a) Consolidated Net Income, (b) Consolidated Non-cash Charges, (c) Consolidated Interest Expense to the extent reducing Consolidated Net Income,
(d) Consolidated Income Tax Expense to the extent reducing Consolidated Net Income and (e) to the extent incurred in such period and not otherwise included in clause (b) above, the 1994 Charges to the extent reducing Consolidated Net Income less (ii) non-cash items increasing Consolidated Net Income.

     'Consolidated Fixed Charge Coverage Ratio' means, with respect to the Company, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Company and the Restricted Subsidiaries for the four full fiscal quarters for which financial information in respect thereof is available immediately preceding the date of the transaction (the 'Transaction Date') giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the 'Four Quarter Period') to the aggregate amount of Consolidated Fixed Charges of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, 'Consolidated Cash Flow Available for Fixed Charges' and 'Consolidated Fixed Charges' shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (a) the incurrence of any Indebtedness of the Company or any Restricted Subsidiary during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the 'Reference Period'), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation, as if such incurrence occurred on the first day of the Reference Period, (b) an adjustment to eliminate or include, as the case may be, the Consolidated Cash Flow Available for Fixed Charges and the Consolidated Fixed Charges of such person directly attributable to assets which are the subject of any Asset Sales or Asset Acquisitions occurring during the Reference Period, as if such Asset Sale (after giving effect to any Designation of Unrestricted Subsidiaries) or Asset Acquisition occurred on the first day of the Reference Period and (c) the retirement of Indebtedness which cannot be reborrowed during the Reference Period as if retired on the first day of the Reference Period. Furthermore, in calculating 'Consolidated Fixed Charges' for purposes of determining the denominator (but not the numerator) of this 'Consolidated Fixed Charge Coverage Ratio,' (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date,
(ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the
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interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period; and (iii) notwithstanding clause (i) and
(ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements to the extent then applicable.

     'Consolidated Fixed Charges' means, with respect to the Company for any period, the sum of, without duplication, the amounts for such period of (i) Consolidated Interest Expense and (ii) the aggregate amount of dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Stock (other than the shares of UBS Partners Preferred Stock) of the Company and the Restricted Subsidiaries on a consolidated basis.

     'Consolidated Income Tax Expense' means, with respect to the Company for any period, the provision for federal, state, local and foreign income taxes of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     'Consolidated Interest Expense' means, with respect to the Company for any period, without duplication, the sum of (i) the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest and, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP. Notwithstanding anything herein to the contrary, Consolidated Interest Expense shall include amounts which would constitute Consolidated Interest Expense but for the treatment of the Discontinued Operations under GAAP.

     'Consolidated Net Income' means, with respect to the Company and the Restricted Subsidiaries for any period, the consolidated net income (or loss) from continued operations of the Company and the Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains and losses (net of fees and expenses relating to the transaction giving rise thereto), (ii) the portion of net income (or loss) of the Company and the Restricted Subsidiaries allocable to minority interests in unconsolidated persons except to the extent that cash dividends or distributions have actually been received by the Company or a Restricted Subsidiary, (iii) net income (or loss) of any person combined with such person or one of its Restricted Subsidiaries on a 'pooling of interests' basis attributable to any period prior to the date of combination, (iv) any gain realized upon the termination of any employee pension benefit plan, on an after-tax basis, (v) gains in respect of any Asset Sales by the Company or a Restricted Subsidiary (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis, (vi) the net income of any Unrestricted Subsidiary, except to the extent that cash dividends or distributions have been actually received by the Company or one of the Restricted Subsidiaries, (vii) the cumulative non-cash effect of any change in any accounting principle and (viii) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     'Consolidated Non-cash Charges' means, with respect to the Company for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries
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reducing Consolidated Net Income of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     'Credit Agreement' means the Fourth Amended and Restated Loan and Security Agreement dated as of July 19, 1995, by and among the Company, as borrower, Creditanstalt-Bankverein, as lender, and any other lenders which become parties from time to time thereto, together with the related documents thereto (including, without limitation, any security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor agreement in compliance with the Indenture.

     'Currency Agreement' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of the Restricted Subsidiaries against fluctuations in currency values.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.

     'Designation' has the meaning set forth under '--Certain
Covenants--Designation of Unrestricted Subsidiaries.'

     'Designation Amount' has the meaning set forth under '--Certain Covenants--Designation of Unrestricted Subsidiaries.'

     'Discontinued Operations' means those business segments of the Company segregated and accounted for as discontinued operations for financial accounting purposes as of the Issue Date for so long as such operations constitute discontinued operations.

     'Equity Offering' means an offering, whether public or private, of Capital Stock (other than Redeemable Capital Stock or Capital Stock requiring the payment of dividends in cash or Redeemable Capital Stock at any time on or prior to any Stated Maturity of the Notes) of the Company issued and sold directly by the Company.

     'Event of Default' has the meaning set forth under '--Events of Default' herein.

     'Fair Market Value' means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided that, except with respect to any Asset Sale which involves an asset or assets the value of which could reasonably be expected to exceed $500,000, the Fair Market Value of any such asset or assets shall be determined by the Board of Directors of the Company, acting in good faith and shall be evidenced by resolutions of the Board of Directors of the Company delivered to the Trustee.

     'GAAP' means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the date of determination and are consistently applied.

     'guarantee' means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner,
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of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.
A guarantee shall include, without limitation, any agreement to maintain or preserve any other person's financial condition or to cause any other person to achieve certain levels of operating results.

     'Indebtedness' means, with respect to any person, without duplication, (a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker's acceptance or other similar credit transaction, (b) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments, (c) all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such person, (e) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees of Indebtedness referred to in this definition by such person, (g) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations under or in respect of foreign exchange contracts, currency swap agreements or other similar agreements and Interest Rate Protection Obligations of such person and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (h) above. For purposes hereof, the 'maximum fixed repurchase price' of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock. When any person becomes a Restricted Subsidiary, there shall be deemed to have been an incurrence by such Restricted Subsidiary of all Indebtedness for which it is liable at the time it becomes a Restricted Subsidiary. If the Company or any of the Restricted Subsidiaries, directly or indirectly, guarantees Indebtedness of a third person, there shall be deemed to be an incurrence of such guaranteed Indebtedness as if the Company or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     'Independent Director' means, with respect to any transaction or series of transactions, a member of the Board of Directors of the Company who is not employed by the Company (other than as a consultant) and who does not have, or was not appointed to the Board of Directors of a shareholder which has, any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     'Independent Financial Advisor' means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     'Interest Rate Protection Obligations' means the obligations of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from
                                      104
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time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     'Interested Person' has the meaning set forth under '--Certain Covenants--Limitation on Transactions with Interested Persons.'

     'Investment' means, with respect to any person, any direct or indirect loan or other extension of credit (including by way of a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. 'Investments' shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices. In addition to the foregoing, any foreign exchange contract, currency swap agreement or other similar agreement shall constitute an Investment hereunder.

     'Issue Date' means the original date of issuance of the Notes.

     'Lien' means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     'Net Cash Proceeds' means, with respect to any Asset Sale, the sum of (a) the proceeds thereof in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) ) and (b) the aggregate principal amount (or, in the case of Indebtedness issued with original issue discount, accreted value) of any Indebtedness of the Company assumed by the purchaser of the assets or shares subject to such Asset Sale and as to which the Company has been unconditionally released, net of (i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale (which, in the case of a Lien permitted under the Indenture, is being pledged or used to permanently reduce Indebtedness secured by such Lien) and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee; provided that any amounts remaining after such adjustments, revaluations or liquidations of such reserves shall also constitute Net Cash Proceeds.

     '1994 Charges' means the one-time charges taken by the Company in the fiscal year ended December 31, 1994 and reflected in the financial statements included in this Prospectus.

     'Other Senior Debt' means Indebtedness of the Company ranking pari passu in right of payment with the Notes, the terms of which require that Net Cash Proceeds be used to permanently reduce (and thereby also reduce commitments relating to) such Indebtedness.

                                      105
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     'Other Senior Debt Pro Rata Share' means a fraction, (i) the numerator of which is the aggregate principal amount of Other Senior Debt outstanding on the date Net Cash Proceeds are received and (ii) the denominator of which is the sum of (x) the aggregate principal amount of Notes outstanding on such date and (y) the aggregate principal amount of any Other Senior Debt outstanding on such date.

     'Permitted Holders' mean any of the following individually or collectively:
(i) UBS Capital Corporation or its affiliates; (ii) Jeffrey Hanft, the Chairman of the Board and Chief Executive Officer of the Company; (iii) Robert D. Rubin, the President of the Company; and (iv) their respective controlled Affiliates.

     'Permitted Investments' means any of the following: (i) Investments in Cash Equivalents; (ii) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (iii) Interest Rate Protection Obligations and Currency Agreements permitted under clause (e) of the second paragraph of the 'Limitation on Indebtedness' covenant set forth above; (iv) any issuance of Capital Stock (other than Redeemable Capital Stock) of the Company in exchange for Capital Stock, property or assets of another person; and (v) Investments representing Capital Stock or obligations issued to the Company or any of the Restricted Subsidiaries in settlement of claims against any other person by reason of a composition or readjustment of debt or a reorganization of any debtor of the Company or such Restricted Subsidiary.

     'Permitted Liens' means the following types of Liens:

        (a) Liens for taxes, assessments or governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

        (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

        (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

        (d) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (e) easements, reservations, licenses, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

        (f) any interest or title of a lessor or sublessor under any Capitalized Lease Obligation or operating lease;

        (g) purchase money Liens incurred in the ordinary course of business; provided that (i) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or
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
     any Restricted Subsidiary other than the property and assets so acquired and (ii) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

        (h) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (i) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

        (j) Liens securing Interest Rate Protection Obligations and Currency Agreements, which Interest Rate Protection Obligations and Currency Agreements relate to Indebtedness that is secured by Liens otherwise permitted under the Indenture;

        (k) Liens securing Indebtedness of the Company or any Restricted Subsidiary incurred to purchase public pay telephones, which Indebtedness is permitted to be incurred pursuant to the 'Limitation on Indebtedness' covenant, is owed to a vendor or to a bank or other financial institution and has financed the purchase of such public pay telephones; provided that
     (i) the amount of such Indebtedness does not exceed, at the time of incurrence, the lesser of the book value or the Fair Market Value of the public pay telephones so acquired and (ii) the Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the public pay telephones so acquired;

        (l) Liens securing Indebtedness under Capitalized Lease Obligations incurred by the Company or a Restricted Subsidiary after the Issue Date in the ordinary course of business to the extent relating to property and assets subject to the applicable lease and which are securing solely the lease rental of such property, plus reasonable fees and expenses incurred in connection therewith; and

        (m) Liens securing Acquired Indebtedness created prior to (and not created in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or a Restricted Subsidiary; provided that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired in the transaction resulting in such Acquired Indebtedness being incurred by the Company or any Restricted Subsidiary; provided, further, that such Acquired Indebtedness is permitted to be incurred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the 'Limitation on Indebtedness' covenant.

     'person' means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     'Preferred Stock' means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock whether now outstanding or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

     'Redeemable Capital Stock' means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed on or prior to any Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time on or prior to any Stated Maturity of the Notes, or is convertible into or exchangeable for debt securities at any time on or prior to any Stated Maturity of the Notes.

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     'Restricted Payments Availability' means, at any date, the amount available as of such date for Restricted Payments as determined by reference to clauses
(C)(1), (2), (3) and (4) of the first paragraph of the 'Limitation on Restricted Payments' covenant at such date, less the amount of all Restricted Payments previously declared or made from and after the Issue Date to such date.

     'Restricted Subsidiary' means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant 'Designation of Unrestricted Subsidiaries.' Any such designation may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of such covenant.

     'Revocation' has the meaning set forth under '--Certain
Covenants--Designation of Unrestricted Subsidiaries.'

     'Significant Subsidiary' means, at any particular time, any Restricted Subsidiary that, together with the Restricted Subsidiaries of such Restricted Subsidiary, (a) accounted for more than 10% of the consolidated revenues of the Company and the Restricted Subsidiaries for the most recently completed fiscal year of the Company or (b) was the owner of more than 10% of the consolidated assets of the Company and the Restricted Subsidiaries as at the end of such fiscal year, all as shown on the consolidated financial statements of the Company and the Restricted Subsidiaries for such fiscal year.

     'Stated Maturity' means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which any principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means any date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

     'Subordinated Indebtedness' means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     'Subsidiary' means, with respect to any person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries thereof and (ii) any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries thereof or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

     'UBS Partners Preferred Stock' means the Company's Series C Cumulative Convertible Preferred Stock, par value $.01 per share, issued pursuant to the Securities Purchase Agreement dated as of July 3, 1995 among the Company, UBS Capital Corporation (and assigned to UBS Partners) and Appian Capital Partners, L.L.C.

     'Unrestricted Subsidiary' means (i) PTC Cellular, Inc. and (ii) any other Subsidiary of the Company designated as such pursuant to and in compliance with the covenant 'Designation of Unrestricted Subsidiaries.' Any such designation pursuant to clause (i) or (ii) may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant; provided that PTC Cellular, Inc. shall be an Unrestricted Subsidiary for so long as it constitutes a Discontinued Operation.

     'Voting Stock' means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     'Wholly-Owned Restricted Subsidiary' means any Restricted Subsidiary of which 100% of the outstanding Capital Stock is owned by the Company or another Wholly-Owned Restricted Subsidiary. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form, without coupons. Except as described below, the Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ('DTC'), and registered in the name of Cede & Co. as DTC's nominee in the form of a global Note certificate (the 'Global Certificate') or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     Notes originally purchased by or transferred to (i) institutional 'accredited investors' (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) who are not 'qualified institutional buyers' (as defined in Rule 144A under the Securities Act) ('QIBs'), (ii) except as described below, persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act or (iii) any other persons who are not QIBs (collectively, 'Non-Global Purchasers') will be issued in registered form without coupons (the 'Certificated Notes'). Upon the transfer to a QIB of Certificated Notes initially issued to a Non-Global Purchaser, such Certificated Notes will be exchanged for an interest in the Global Certificate or in the Notes in the custody of the Trustee representing the principal amount at maturity of Notes being transferred.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement the Company will, at its expense, for the benefit of the holders of the Notes, (i) use its best efforts to file within 30 days after the Issue Date, a registration statement (the 'Exchange Offer Registration Statement') with the Commission with respect to a registered offer to exchange the Old Notes for the Exchange Notes, which will have terms identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and
(ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 90 days after the Issue Date. The registration statement to which this Prospectus relates is the Exchange Offer Registration Statement and was filed within the required period. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Under existing interpretations of the staff of the Commission, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided that broker-dealers ('Participating Broker-Dealers') receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes. For a period of at least 180 days after the consummation of the Exchange Offer the Company will make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes.

     Each holder of Old Notes (other than certain specified holders) who wishes to exchange such Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes.

     The Company has agreed to pay all expenses incident to the Exchange Offer and will indemnify the Initial Purchaser against certain liabilities, including liabilities under the Securities Act.

     In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days of the Issue Date, or if a holder of the Notes is not permitted to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes pursuant to the Exchange Offer or, under certain circumstances, if the Initial Purchaser or the holders of a majority in aggregate principal amount of Notes so request, the Company will, at its cost (a) as promptly as practicable and, in any event, within 30 days thereafter, file a shelf registration statement (the 'Shelf Registration Statement') covering resales of the Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep effective the Shelf Registration Statement for a period of three years after the Issue Date (or for a period of one year after the Issue Date if such Shelf Registration Statement is filed solely at the request of the Initial Purchaser). The Company will, in the event a Shelf Registration Statement is declared effective, provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of Notes that sells such Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

     If on or prior to 30 days following the Issue Date, an Exchange Offer Registration Statement has not been filed with the Commission, additional interest will accrue on the Notes from and including the 31st day following the Issue Date until, but excluding, the date such registration statement is filed. In addition, if on or prior to 90 days following the Issue Date, such Exchange Offer Registration Statement is not declared effective, additional interest will accrue on the Notes from and including the 91st day following the Issue Date until, but excluding, the date such registration statement is declared effective. Further, if on or prior to 120 days following the Issue Date the Exchange Offer is not consummated, additional interest will accrue on the Notes from and including the 121st day following the Issue Date until, but excluding, the consummation of the Exchange Offer. If the law or applicable interpretations of the Commission thereof prohibit a holder from participating in the Exchange Offer or if such holder does not receive freely tradeable Exchange Notes pursuant to the Exchange Offer or if for any reason the Exchange Offer is not consummated within 120 days of the Issue Date, and if by 150 days after the Issue Date a Shelf Registration Statement is not declared effective, additional interest will accrue on the Notes not exchanged as a result of such law or interpretation from and including the 151st day after the Issue Date, until the effective date of the Shelf Registration Statement. In each case, additional interest will be payable in cash semiannually in arrears, with the first semiannual payment due on the first interest payment date in respect of the Notes following the date from which additional interest begins to accrue, and will accrue, under each circumstance set forth above at a rate per annum equal to an additional one quarter of one percent (0.25%) of the principal amount of the Notes upon the occurrence of each such circumstance, which rate will increase by one quarter of one percent (0.25%) for each 90-day period that such additional interest continues to accrue under any such circumstance, with an aggregate maximum increase in the interest rate per annum equal to one percent (1.00%).

     If applicable, in the event that the Shelf Registration Statement ceases to be effective prior to the third anniversary of the Issue Date (or the first anniversary of the Issue Date if a Shelf Registration Statement was filed solely at the request of the Initial Purchaser) for a period in excess of 15 days, whether or not consecutive, in any given year, then, the interest rate borne by the Notes shall increase by an additional one quarter of one percent (0.25%) per annum on the 16th day in the applicable year such Shelf Registration Statement ceases to be effective. Such interest rate will increase by an additional one quarter of one percent (0.25%) per annum for each additional 90 days that such Shelf Registration Statement is not effective, subject to the same aggregate maximum increase in the interest rate per annum of one percent (1.00%) referred to above. Upon the filing of the Exchange Offer Registration Statement, the effectiveness of the Exchange Offer Registration Statement, or the consummation of the Exchange Offer, as the case may be, the interest rate borne by the Notes will be reduced by the full amount of any such increase to the extent that such increase related to the failure of any such event to have occurred. Upon the effectiveness of a Shelf Registration Statement, the interest rate borne by the Notes shall be reduced to the original interest rate of the Notes unless and until increased as described above.

     Interest on each Exchange Note will accrue from July 19, 1995 or from the most recent interest payment date to which interest was paid on the Note surrendered in exchange therefor or on the Exchange Note, as the case may be. The Exchange Notes will bear interest at 12 1/4% per annum, except that, if any interest accrues on the Exchange Notes in respect of any period prior to their issuance, such interest will accrue at the rate or rates borne by the Notes from time to time during such period.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the

Registration Rights Agreement, a copy of the form of which will be made available to prospective purchasers of the Notes upon request to the Company.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See 'The Exchange Offer' and 'Exchange Offer; Registration Rights.'

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an 'underwriter' within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay certain expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters regarding the Notes offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     The financial statements of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been audited by Price Waterhouse LLP, independent certified public accountants, as stated in their report appearing herein (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern and relating to the ultimate outcome of certain litigation, as described in Note 18 to the financial statements).

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the 'Registration Statement') under the Securities Act with respect to the Exchange Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete, and, in each instance, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Registration Statement and such other materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at the 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. While any Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d) (4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the Chief Financial Officer, Peoples Telephone Company, Inc., 2300 N.W. 89th Place, Miami, Florida 33172, (305) 593-9667.

     The Indenture provides that the Company will furnish copies of the periodic reports required to be filed with the Commission under the Exchange Act to the holders of the Notes. If the Company is not subject to the periodic reporting and informational requirements of the Exchange Act, it will, to the extent such filings are accepted by the Commission, and whether or not the Company has a class of securities registered under the Exchange Act, file with the Commission, and provide the Trustee and the holders of the Notes within 15 days after such filings with, annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act, and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act. If filing such reports with the Commission is not accepted by the Commission or prohibited by the Exchange Act, the Company will also provide copies of such reports, at its cost, to prospective purchasers of the Notes promptly upon written request.

                                    GLOSSARY

     Billed Party Preference is a plan that would automatically route long distance non-coin calls at the pay telephone to the 'billed party's' preferred carrier, thereby bypassing the opportunity for the pre-subscribed carrier of the public pay telephone provider to handle and receive revenues from the call.

     Dial Around Compensation is compensation paid to competitive public pay telephone providers for the use of public pay telephones to access operator service providers or interexchange carriers other than the primary operator service providers selected by the owner of the public pay telephone. The FCC ruled on May 8, 1992 that competitive public pay telephone providers would receive $6.00 per telephone/per month as compensation for interstate dial around calls. This flat rate system was made effective in June 1992. The per telephone/per month system will remain in effect until replaced by a per call compensation system, now under development. Recently AT&T has agreed to begin providing its share of dial around compensation through a $.25 per call flat rate payment in lieu of AT&T's portion of the flat monthly rate payment amounts. This handling was approved by the FCC, effective January 1, 1995. The same treatment will be applied for AT&T at the intrastate level, once any necessary state approvals are obtained. Sprint has recently received FCC approval to begin paying its dial around compensation on a flat rate basis of $0.25 per call in lieu of its share of the $6.00 flat rate, effective July 1, 1995.

     FCC is the Federal Communications Commission, which regulates the interstate common carriage of telecommunications.

     Interexchange carrier is a telecommunications provider of transmission services between exchanges, typically referred to as long-distance or toll telephone service.

     InterLATA calls are calls between local access and transport areas
('LATAs').

     IntraLATA calls are calls originated and terminated in the same LATA.

     LEC is a local exchange carrier, which is a company providing local telephone services.

     Non-coin calls are calling card, credit card, collect and third party billed calls, not paid for with coinage at the pay telephone.

     Operator service provider is a company providing automatic and/or live operator service related to long distance calls.

     Property Owners are the owners of (i) the locations, such as convenience stores, service stations, grocery stores, hospitals, hotels, shopping centers, truck stops and airports, at which public pay telephones are installed; (ii) correctional facilities at which telephones are located; and (iii) car rental companies at which cellular telephones are rented.

     Public Switched Network is the traditional telephone network, including local, intraLATA and interLATA facilities used to carry, switch and connect telephone calls between the calling and called parties.

     RBOCs are the seven Regional Bell Operating Companies, which were formed as a result of the AT&T divestiture.

                        PEOPLES TELEPHONE COMPANY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994:

Report of Independent Certified Public Accountants..........................................................    F-2

Consolidated Balance Sheets as of December 31, 1993 and 1994 (Restated).....................................    F-3

Consolidated Statements of Operations
  for the years ended December 31, 1992, 1993 and 1994 (Restated)...........................................    F-4

Consolidated Statements of Shareholders' Equity
  for the years ended December 31, 1992, 1993 and 1994 (Restated)...........................................    F-5

Consolidated Statements of Cash Flows
  for the years ended December 31, 1992, 1993 and 1994 (Restated)...........................................    F-6

Notes to Consolidated Financial Statements (Restated).......................................................    F-8

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 1995 (UNAUDITED):

Consolidated Balance Sheets
  as of December 31, 1994 and March 31, 1995 (Restated).....................................................   F-26

Consolidated Statements of Operations
  for the First Quarters ended March 31, 1994 and 1995 (Restated)...........................................   F-27

Consolidated Statements of Cash Flows
  for the First Quarters ended March 31, 1994 and 1995 (Restated)...........................................   F-28

Notes to Consolidated Financial Statements (Restated).......................................................   F-29

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of Peoples Telephone Company, Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Peoples Telephone Company, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 18 to the accompanying financial statements, the Company's failure to make an April 1995 payment due on a promissory note and the restatement of the Company's first quarter 1994 financial statements on Form 10-Q has caused a default under the Company's $100 million revolving line of credit and under the Company's mortgage note agreement. The Company obtained from the lenders a waiver of default related to its first quarter 1994 restatement and subject to certain conditions being met by the Company by June 30, 1995, obtained a waiver of default arising from its failure to make the April 1995 payment on a promissory note. With respect to its mortgage note agreement, the Company obtained a waiver subject to the condition that on or before the earlier of one day after the closing of the Senior Note offering or August 31, 1995, the mortgage note and all other obligations owed the mortgage lender be paid in full. In the event the conditions are not satisfied by their prescribed dates, the waivers would be withdrawn, an event of default under the revolving line of credit and the mortgage note agreement would exist and the lenders would have the right to call the loans. Also, should the Company satisfy the aforementioned conditions by the prescribed dates, the Company's remaining balance of its revolving line of credit is due in full on May 31, 1996. The Company is in the process of offering under an exemption from the registration requirements of the Securities Act of 1933, $85 million of Senior Notes due 2002; the proceeds of which, if such offering is successful, together with a proposed $40 million credit agreement, will be used to repay the outstanding balance of the existing line of credit, promissory notes and the mortgage note. As a result, a substantial doubt arises about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 14 and in Note 18 to the accompanying financial statements, a complaint has been filed against the Company and certain officers. Such complaint, filed May 25, 1994 and amended May 26, 1995, alleges violation of certain federal securities laws through the issuance of false and misleading statements regarding a failed merger. The complaint seeks class action certification as well as compensatory damages. In addition, the aforementioned promissory note holder has asserted certain other claims against the Company. At the present time, the litigation matters are in the preliminary stages and management, on the advice of legal counsel, is presently unable to predict the ultimate outcome of the litigation. Accordingly, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

PRICE WATERHOUSE LLP

Miami, Florida
March 28, 1995, except as to the second paragraph of Note 17 and as to Note 18, which are as of May 31, 1995.

                        PEOPLES TELEPHONE COMPANY, INC.
                     CONSOLIDATED BALANCE SHEET (RESTATED)
                                 (IN THOUSANDS)

                                                                                              DECEMBER 31,
                                                                                         ----------------------
                                                                                           1993          1994
                                                                                         --------      --------
                                        ASSETS
Current assets
  Cash and cash equivalents...........................................................   $  4,529      $  7,663
  Accounts receivable, net of allowance for doubtful accounts
     of $2,115 and $6,035.............................................................     19,082        17,682
  Inventory...........................................................................      1,955         2,981
  Prepaid expenses and other current assets...........................................      3,878         3,276
  Net assets of prepaid calling card and international telephone centers held for
       sale...........................................................................      --            2,595
  Net assets of discontinued operations...............................................      --           25,780
                                                                                         --------      --------
     Total current assets.............................................................     29,444        59,977
Property and equipment, net...........................................................     89,703        76,379
Location contracts, net...............................................................     27,611        31,877
Goodwill, net.........................................................................     12,308         6,221
Intangible assets, net................................................................      6,144         2,802
Other assets, net.....................................................................      8,132        11,882
Deferred income taxes.................................................................      --            1,453
                                                                                         --------      --------
     Total assets.....................................................................   $173,342      $190,591
                                                                                         --------      --------
                                                                                         --------      --------
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable and current maturities of long-term debt..............................   $  2,876      $ 14,286
  Current portion of obligations under capital leases.................................      1,644         2,738
  Accounts payable and accrued expenses...............................................     22,831        21,942
  Accrued interest payable............................................................        533         1,061
  Deferred revenue....................................................................      --              857
  Income and other taxes payable......................................................        887         2,691
                                                                                         --------      --------
     Total current liabilities........................................................     28,771        43,575
Notes payable and long-term debt......................................................     73,995        94,390
Obligations under capital leases......................................................      1,267         3,911
Deferred income taxes.................................................................      3,701         --
                                                                                         --------      --------
     Total liabilities................................................................    107,734       141,876
                                                                                         --------      --------
Minority interest.....................................................................        275         --
Commitments and contingencies (Note 14)...............................................      --            --
Shareholders' equity..................................................................      --            --
  Preferred stock; $.01 par value; 4,300 shares authorized;
     none issued and outstanding......................................................      --            --
  Convertible preferred stock; Series A, $.01 par value;
     100 shares authorized; none issued and outstanding...............................      --            --
  Convertible preferred stock; Series B, $.01 par value;
     600 shares authorized; none issued and outstanding...............................      --            --
  Common stock; $.01 par value; 25,000 shares authorized;
     15,516 and 15,789 shares issued and outstanding..................................        155           158
  Capital in excess of par value......................................................     56,371        58,143
  Retained earnings (accumulated deficit).............................................      8,807        (9,586)
                                                                                         --------      --------
     Total shareholders' equity.......................................................     65,333        48,715
                                                                                         --------      --------
     Total liabilities and shareholders' equity.......................................   $173,342      $190,591
                                                                                         --------      --------
                                                                                         --------      --------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1992       1993        1994
                                                                                  -------    -------    --------
Revenues
  Coin calls...................................................................   $44,203    $56,604    $ 79,392
  Non-coin calls...............................................................    26,828     22,245      33,054
  Service and other............................................................       452        552       1,675
                                                                                  -------    -------    --------
     Total revenues............................................................    71,483     79,401     114,121
                                                                                  -------    -------    --------
Costs and expenses
  Telephone charges............................................................    22,160     18,398      41,264
  Commissions..................................................................    14,868     17,584      23,565
  Field service and collection.................................................     9,818     11,994      18,608
  Depreciation and amortization................................................     9,900     12,958      19,185
  Selling, general and administrative..........................................     7,188      7,368      13,043
  Interest.....................................................................     2,630      2,504       5,312
  Loss from operations of prepaid calling card and international telephone
       centers.................................................................     --         1,730       1,816
  Loss on disposal of prepaid calling card and international
     telephone centers.........................................................     --         --          3,690
                                                                                  -------    -------    --------
     Total costs and expenses..................................................    66,564     72,536     126,483
                                                                                  -------    -------    --------
Income (loss) from continuing operations before taxes..........................     4,919      6,865     (12,362)
(Provision for) benefit from income taxes......................................    (1,774)    (2,586)      4,722
                                                                                  -------    -------    --------
Income (loss) from continuing operations.......................................     3,145      4,279      (7,640)
                                                                                  -------    -------    --------
Discontinued operations
  Income (loss) from operations, net of tax (provision) benefit of $(57),
       $(445), and $1,976......................................................       109      1,063      (3,433)
  Loss on disposition, net of tax provision of $1,885..........................     --         --         (7,320)
                                                                                  -------    -------    --------
  Income (loss) from discontinued operations...................................       109      1,063     (10,753)
                                                                                  -------    -------    --------
     Net income (loss).........................................................   $ 3,254    $ 5,342    $(18,393)
                                                                                  -------    -------    --------
                                                                                  -------    -------    --------
Primary earnings per share
  Income (loss) from continuing operations.....................................   $   .27    $   .30    $   (.49)
  Income (loss) from discontinued operations...................................       .01        .07        (.68)
                                                                                  -------    -------    --------
     Net income (loss).........................................................   $   .28    $   .37    $  (1.17)
                                                                                  -------    -------    --------
                                                                                  -------    -------    --------
Fully diluted earnings per share
  Income (loss) from continuing operations.....................................   $   .27    $   .30    $   (.49)
  Income (loss) from discontinued operations...................................       .01        .07        (.68)
                                                                                  -------    -------    --------
     Net income (loss).........................................................   $   .28    $   .37    $  (1.17)
                                                                                  -------    -------    --------
                                                                                  -------    -------    --------
Weighted average common and common equivalent
  shares outstanding...........................................................    11,633     14,479      15,713
                                                                                  -------    -------    --------
                                                                                  -------    -------    --------
Weighted average common shares outstanding
  assuming full dilution.......................................................    11,686     14,517      15,713
                                                                                  -------    -------    --------
                                                                                  -------    -------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (RESTATED)
         FOR THE PERIOD FROM JANUARY 1, 1992 THROUGH DECEMBER 31, 1994
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                                   RETAINED
                                                                                     CAPITAL       EARNINGS
                                                            PREFERRED   COMMON     IN EXCESS     (ACCUMULATED
                                                              STOCK      STOCK    OF PAR VALUE     DEFICIT)      TOTAL
                                                            ---------   -------   ------------   ------------   --------
Balance at January 1, 1992................................. $     1     $    77   $   11,961     $      301     $ 12,340
Exercise of 782 warrants at $3.17-$4.67 per share..........      --           8        3,191             --        3,199
Exercise of 1,025 options at $1.33-$3.59 per share.........      --          10        2,323             --        2,333
Issuance of 1,064 shares of common stock
  for acquisitions.........................................      --          11        6,591             --        6,602
Conversion of 20 shares of Series A preferred stock              (1)          5           (4)            --        --
Issuance costs in connection with acquisitions.............      --       --             (34)            --          (34)
Preferred stock dividends..................................      --       --              --            (90)         (90)
Net income for the year....................................      --       --              --          3,254        3,254
                                                            ---------   -------   ------------   ------------   --------
Balance at December 31, 1992............................... $    --     $   111   $   24,028     $    3,465     $ 27,604
                                                            ---------   -------   ------------   ------------   --------
                                                            ---------   -------   ------------   ------------   --------
Exercise of 540 warrants at $3.17-$4.67 per share..........      --           5        1,721             --        1,726
Exercise of 1,754 options at $2.00-$8.00 per share.........      --          18        6,245             --        6,263
Issuance of 621 shares of common stock
  for acquisitions.........................................      --           6        7,084             --        7,090
Issuance of 1,500 shares of common stock in
  public offering..........................................      --          15       13,985             --       14,000
Issuance costs associated with public offering of common
  stock....................................................      --       --          (1,160)            --       (1,160)
Tax adjustment related to exercising options...............      --       --           4,468             --        4,468
Net income for the year....................................      --       --              --          5,342        5,342
                                                            ---------   -------   ------------   ------------   --------
Balance at December 31, 1993............................... $    --     $   155   $   56,371     $    8,807     $ 65,333
                                                            ---------   -------   ------------   ------------   --------
                                                            ---------   -------   ------------   ------------   --------
Exercise of 150 warrants at $3.17 per share................      --           2          473             --          475
Exercise of 177 options at $2.67-$7.83 per share...........      --           2          829             --          831
Cancellation of 54 shares relating to
  prior acquisitions.......................................      --          (1)        (499)            --         (500)
Tax adjustment related to exercising options...............      --       --             255             --          255
Adjustment for issuance of warrants to a bank..............      --       --           2,520             --        2,520
Officer and director notes receivable......................      --       --          (1,806)            --       (1,806)
Net loss for the year......................................      --       --              --        (18,393)     (18,393)
                                                            ---------   -------   ------------   ------------   --------
Balance at December 31, 1994............................... $    --     $   158   $   58,143     $   (9,586)    $ 48,715
                                                            ---------   -------   ------------   ------------   --------
                                                            ---------   -------   ------------   ------------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)
                                 (IN THOUSANDS)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1992        1993        1994
                                                                                --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..........................................................   $  3,254    $  5,342    $(18,393)
  Adjustments to reconcile net income (loss) to net cash provided by (used
       in) operating activities
     Depreciation and amortization...........................................      9,900      12,958      19,185
     Deferred income taxes...................................................      1,625       3,192      (3,094)
     Loss on disposition of assets...........................................      --          --          7,320
     Gain on sale of assets..................................................      --          --         (2,426)
     Changes in assets and liabilities, excluding the
       effect of acquisitions
       (Increase) decrease in accounts receivable............................     (3,206)    (10,515)      1,400
       Increase in inventory.................................................       (735)       (213)       (110)
       Increase in prepaid expenses and other current assets.................        (62)     (3,240)        (97)
       Increase in other assets..............................................       (852)     (3,502)     (4,015)
       Increase (decrease) in accounts payable and accrued expenses..........      2,033      12,691      (2,780)
       Decrease in other payables............................................     (1,005)       (288)      --
       Decrease in estimated refund due operator
          service provider...................................................       (653)      --          --
       Increase in accrued interest payable..................................         91         333         528
       Increase in deferred revenue..........................................      --          --            824
       Increase in income taxes payable......................................        381          67       1,995
       Increase (decrease) in other long term liabilities....................        195        (194)      --
       Increase (decrease) in minority interest..............................      --            275        (275)
       Net effect of discontinued operations and assets held for sale........        219       3,151      (2,234)
                                                                                --------    --------    --------
          Net cash provided by (used in) operating activities................     11,185      20,057      (2,172)
                                                                                --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment additions...........................................     (9,677)    (24,119)     (9,590)
  Proceeds from property and equipment sales.................................      --          --          3,050
  Payments for acquisitions and certain contracts............................    (15,854)    (46,653)    (16,271)
  Contributions to joint ventures............................................      --         (2,701)       (211)
                                                                                --------    --------    --------
          Net cash used in investing activities..............................    (25,531)    (73,473)    (23,022)
                                                                                --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under long-term debt............................................     10,500      49,360      31,252
  Principal payments on long-term debt.......................................      --        (11,761)       (116)
  Principal payments under capital lease obligations.........................     (1,306)     (2,761)     (2,308)
  Debt issuance costs........................................................      --           (643)      --
  Dividends paid on preferred stock..........................................        (90)      --          --
  Exercise of stock options..................................................      2,333       6,263         831
  Exercise of warrants.......................................................      3,199       1,727         475
  Officer and director notes receivable......................................      --          --         (1,806)
  Proceeds from stock offering...............................................      --         14,000       --
  Issuance costs associated with public offering of common stock.............      --         (1,160)      --
                                                                                --------    --------    --------
          Net cash provided by financing activities..........................     14,636      55,025      28,328
                                                                                --------    --------    --------
Net increase in cash and cash equivalents....................................        290       1,609       3,134
Cash and cash equivalents at beginning of year...............................      2,630       2,920       4,529
                                                                                --------    --------    --------
Cash and cash equivalents at end of year.....................................   $  2,920    $  4,529    $  7,663
                                                                                --------    --------    --------
                                                                                --------    --------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                         PEOPLES TELEPHONE COMPANY, INC.
         CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)--(CONTINUED)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1992        1993        1994
                                                                                --------    --------    --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest................................................................   $  2,731    $  2,711    $  4,784
                                                                                --------    --------    --------
                                                                                --------    --------    --------
     Income taxes............................................................   $     70    $    490    $    201
                                                                                --------    --------    --------
                                                                                --------    --------    --------


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     During 1992, the Company purchased all of the stock of three corporations for a combination of cash and the Company's common stock. During 1993 and 1994, the Company purchased certain net assets of several corporations for a combination of cash, the Company's common stock and the issuance of notes payable. A summary of these acquisitions is as follows (in thousands):

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1992        1993        1994
                                                                                --------    --------    --------
    Fair value of net assets acquired........................................   $ 17,984    $ 60,631    $ 22,882
       Fair value of common stock issued and issuable........................     (6,601)     (7,090)     (1,096)
       Principal amount of note payables issued and other liabilities              --         (7,868)     (6,687)
                                                                                --------    --------    --------
       Net amount paid.......................................................   $ 11,383    $ 45,673    $ 15,099
                                                                                --------    --------    --------
                                                                                --------    --------    --------

     During 1992, 13,210 shares of Series A convertible preferred stock were converted to common stock.

     During the three years ended December 31, 1992, 1993 and 1994, the Company acquired fixed assets of $1,834,000, $1,211,000 and $2,456,000, respectively, by incurring capital lease obligations for the same amounts.

  The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED)

NOTE 1--GENERAL

Description of business

     Peoples Telephone Company, Inc. (the 'Company') owns, operates and maintains public pay telephone systems, connected to the network of regulated telephone companies, throughout the United States, at various third party property owner locations. In connection with the pay telephone systems, the Company also derives revenue from routing calls to operator service companies through its own automated operator system installed in its telephones and through its own dedicated network facilities.

Discontinued operations

     In December 1994, in an effort to return the Company's focus to its core public pay telephone business, the Company's Board of Directors approved the divestiture of its inmate telephone and cellular telephone operations (see Note
16).

Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Global Link equity interest will be accounted for under the equity method of accounting subsequent to the divestiture date. Accordingly, the 1994 results of operations have been segregated and are reported as a separate component of income from continuing operations (see Note 15). The planned divestiture of the Company's inmate telephone and cellular telephone operations has been accounted for as discontinued operations. Accordingly, operating results and cash flows for these businesses have been segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows (see Note 16).

Acquisitions and joint ventures

     During 1992, the Company acquired all of the outstanding shares and certain assets of various corporations with operations similar to the Company for a total of $12.9 million in cash and the Company's common stock.

     During 1993, the Company acquired certain net assets of several corporations with operations similar to the Company for a total of $60.6 million in cash, common stock and notes payable. The most significant acquisition during 1993 was the purchase of substantially all assets of Ascom Communications, Inc. ('ACI') in November 1993 for $40 million which consisted of $28 million funded by the Company's credit facilities, two promissory notes totalling $6 million and $6 million of the Company's stock (see Note 6 for the terms of the notes). The ACI acquisition added 11,600 public pay telephones and included dedicated switched network facilities installed in five states.

     During March 1994, the Company acquired certain assets of Emro Marketing Company for a purchase price of $1.7 million in cash. The assets acquired included approximately 1,045 pay telephones.

     During June 1994, the Company acquired certain assets of the Atlantic Telco Joint Venture for approximately $11.5 million in cash. The Atlantic Telco Joint Venture owned and operated approximately

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 1--GENERAL--(CONTINUED)

3,300 pay telephones and related location contracts. These phones are located primarily in Maryland and Virginia.

     During July 1994, the Company acquired certain assets of Telecorp Funding, Inc. for approximately $1.9 million in cash and the Company's common stock. The assets acquired included approximately 600 public pay phones and related location contracts located primarily in New York City.

     During October 1994, the Company acquired Telecoin Communications, Ltd. for approximately $7.3 million in cash, assumption of liabilities and issuance of the Company's common stock. The assets acquired included approximately 2,155 pay telephones and their related location contracts. These phones are located primarily in Ohio and Pennsylvania.

     All 1992, 1993 and 1994 acquisitions were accounted for as purchases.

     The following unaudited consolidated pro forma combined condensed statements of operations for the years ended December 31, 1993 and 1994 has been prepared to reflect 1994 acquisitions by the Company, as if they were consummated as of January 1, 1993, after giving effect to certain pro forma adjustments as described below (in thousands, except per share data).

                                                                                FOR THE YEAR ENDED
                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                               1993           1994
                                                                              -------       --------
Total revenue..............................................................   $98,560       $125,853
                                                                              -------       --------
                                                                              -------       --------
Net income (loss) from continuing operations...............................   $ 4,785       $ (7,906)
                                                                              -------       --------
                                                                              -------       --------
Earnings (loss) per common and common equivalent share
  Primary..................................................................   $   .33       $   (.50)
                                                                              -------       --------
                                                                              -------       --------
  Fully diluted............................................................   $   .33       $   (.50)
                                                                              -------       --------
                                                                              -------       --------

     Pro forma adjustments reflect depreciation of fixed assets and amortization of intangible assets acquired, accrual of interest expense on the cash paid for the purchase and accrual for income taxes.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of revenue

     Revenues are recognized when earned. Coin call and non-coin call (alternate operator service and store and forward) revenues are recognized at the time the call is made. Revenue from service contracts is recognized on a straight-line basis over the term of the contract.

Cash and cash equivalents

     The Company defines cash and cash equivalents as those highly liquid investments purchased with an original maturity of three months or less.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Property and equipment

     Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets commencing when the equipment is installed or placed in service. Installed telephones and related equipment includes installation and other costs which are capitalized and amortized over the estimated useful life of the equipment. The costs associated with maintenance, repairs and refurbishment of telephone equipment are charged to expense as incurred.

     Effective October 1, 1993, the Company revised its depreciation policy to recognize an extended estimated service life on its pay telephones from 7 to 10 years. The change in pay telephone depreciation reduced depreciation expense and increased net income by approximately $470,000 and $3,766,000, or $.03 and $.24 per common share, for the years ended December 31, 1993 and 1994, respectively.

     The capitalized cost of equipment and vehicles under capital leases is amortized over the lesser of the lease term or the asset's estimated useful life, and included with depreciation expense in the statement of income.

Inventories

     Inventories, which consist primarily of replacement parts, are carried at the lower of cost or market, with cost being determined on the first-in, first-out basis.

Intangible assets

     Location contracts and intangible assets primarily result from business combinations and include acquisition costs allocated to location owner contracts, agreements not to compete, and other identifiable intangible assets. These assets are being amortized on a straight-line basis over the estimated life, assuming, in some instances, renewal of the underlying contracts (3 to 10 years). Accumulated amortization at December 31, 1992, 1993 and 1994 was approximately $2,831,000, $5,505,000 and $8,486,000, respectively.

     Goodwill primarily arising from acquisitions is being amortized on a straight-line basis over periods to be benefitted, or 20 years, whichever is less. Accumulated amortization at December 31, 1992, 1993 and 1994 was approximately $260,000, $551,000 and $820,000, respectively.

     The carrying value of intangible assets is periodically reviewed by the Company and impairments, if any, are recognized when the expected future undiscounted cash flows derived from such intangible assets are less than their carrying value.

Investments

     Investments in which the Company has an ownership interest of at least 20 percent but not more than 50 percent are accounted for under the equity method. Investments of less than 20 percent are generally recorded at cost.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Income taxes

     Effective January 1, 1991, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. Deferred income taxes are recognized for temporary differences between the tax and financial reporting bases of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings per share

     Primary per share amounts are computed based upon the weighted average number of common and common equivalent shares outstanding, assuming proceeds from the assumed exercise of options were used to purchase common shares outstanding at the average market price during the period, unless such exercise is antidilutive. Fully diluted earnings per share assumes that the proceeds were used to purchase common shares outstanding at the higher of market value per share at the end of each period or the average market value during the period, unless such exercise is antidilutive (see Note 11).

Reclassification

     Certain amounts for the prior years have been reclassified to conform with the current year presentation.

NOTE 3--ACCOUNTS RECEIVABLE

     Accounts receivable at December 31, 1993 and 1994 consist primarily of amounts due from a billing and collection clearinghouse for non-coin calls placed through the Company's public pay telephones, and to a lesser extent, commissions from various operator service companies who have been selected to handle non-coin calls not placed through the Company's automated operator system. Pursuant to the Company's agreement with the billing and collection clearinghouse, the collections from LECs are deposited into a trust account and then distributed directly to the Company. The balance due from one billing and collection clearinghouse was approximately $623,000 and $4,027,000 at December 31, 1993 and 1994, respectively.

     Included in the December 31, 1993 and 1994 accounts receivable balance is approximately $1,712,000 and $980,000, respectively, of net receivables relating to the Company's refund claims for overpayment of excise taxes from the Internal Revenue Service and certain state sales and use taxes from various local exchange carriers. These refund claims have been reflected as a reduction of telephone charges in the accompanying consolidated statements of income and were recorded throughout 1993 as the refund claims were finalized.

     The December 31, 1994 allowance for doubtful accounts includes approximately $1.6 million representing additional receivables reserves related to vendor disputes.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 4--PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                                        DECEMBER 31,         ESTIMATED
                                                                    --------------------    USEFUL LIVES
                                                                      1993        1994      (IN YEARS)
                                                                    --------    --------    ------------
Installed telephones and related equipment, including $659 and
  $3,518 under capital leases....................................   $100,916    $ 93,769          10
Telephones and related equipment pending installation............      7,337       7,388
Land.............................................................        950         950
Building and improvements........................................      3,667       4,252          25
Furniture, fixtures and office equipment.........................      5,523       5,699         5-7
Vehicles under capital leases....................................      3,512       4,902           4
Other............................................................      1,286       1,178           5
                                                                    --------    --------
                                                                     123,191     118,138
Less accumulated depreciation and amortization, including $723
  and $1,204 for capital leases..................................    (33,488)    (41,759)
                                                                    --------    --------
                                                                    $ 89,703    $ 76,379
                                                                    --------    --------
                                                                    --------    --------

     The majority of the Company's installed telephones are security for long-term bank debt (see Note 6).

     The Company has entered into various noncancellable leases which are classified as capital leases. Future minimum lease payments under the capitalized lease obligations, including imputed interest, are as follows (in thousands):

                                                                      INSTALLED
FOR THE YEAR ENDING                                                 TELEPHONES AND
DECEMBER 31,                                                          EQUIPMENT       VEHICLES     TOTAL
- -----------------------------------------------------------------   --------------    --------    -------
1995.............................................................   $     1,381       $  1,645    $ 3,026
1996.............................................................         1,021          1,227      2,248
1997.............................................................           841            652      1,493
1998.............................................................           734             86        820
1999.............................................................            36          --            36
                                                                    --------------    --------    -------
                                                                          4,013          3,610      7,623
Less amount representing imputed interest........................          (495)          (479)      (974)
                                                                    --------------    --------    -------
Present value of obligations under capital leases................         3,518          3,131      6,649
Less current portion.............................................        (1,380)        (1,358)    (2,738)
                                                                    --------------    --------    -------
                                                                    $     2,138       $  1,773    $ 3,911
                                                                    --------------    --------    -------
                                                                    --------------    --------    -------

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                                                       DECEMBER 31,
                                                                                    ------------------
                                                                                     1993       1994
                                                                                    -------    -------
Telecommunication charges........................................................   $ 6,185    $ 8,569
Commissions......................................................................     3,343      3,272
Telephone equipment purchased....................................................     4,792        254
Due on acquisitions..............................................................     1,831      3,077
Other............................................................................     6,680      6,770
                                                                                    -------    -------
                                                                                    $22,831    $21,942
                                                                                    -------    -------
                                                                                    -------    -------

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt consist of the following (in thousands):

                                                                                      DECEMBER 31,
                                                                                   -------------------
                                                                                    1993        1994
                                                                                   -------    --------
$125 million revolving line of credit ($70 million as of December 31, 1993) with interest rates ranging from the Bank's prime rate plus 1 1/4% to LIBOR plus
  2 1/2%. At December 31, 1994, the Bank's prime rate was 8.5% and the LIBOR
  rate ranged from 6.125% to 7%. See maturity dates below.......................   $67,500    $100,240
Five-year promissory note to Ascom Communications, Inc. with interest rate at 7%
  and entire principal due at maturity November 1998............................     4,000       4,000
Mortgage note payable with interest rate at 7.38% and amortization over 15
  years, due in March 1998......................................................     2,599       2,513
One year promissory note to Ascom Communications, Inc. with interest rate at 5%
  and principal due in installments in April 1995 and in June 1995..............     2,000       1,232
Various notes payable acquired through the acquisition of Telecoin
  Communications, Ltd. with interest rates ranging from prime plus 1.25% to
  prime plus 1.5% and maturity dates ranging from due on demand to June 1996....     --            669
Other...........................................................................       772          22
                                                                                   -------    --------
                                                                                    76,871     108,676
Less current maturities.........................................................    (2,876)    (14,286)
                                                                                   -------    --------
                                                                                   $73,995    $ 94,390
                                                                                   -------    --------
                                                                                   -------    --------

     Effective February 17, 1994, the Company amended and restated its loan agreement with the Bank (the 'Third Amended Loan Agreement'). Under the terms of the Third Amended Loan Agreement, the $30 million revolving line of credit was increased to $125 million and the previous $30 million and $10 million

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT--(CONTINUED)

term loans were eliminated. All outstanding principal balances are due in full on February 17, 1998 and interest is payable monthly for loans based on the prime rate and quarterly for loans based on the LIBOR rate. A commitment fee of
 3/8 of 1% is charged on the aggregate average daily amount not outstanding under this agreement. The Third Amended Loan Agreement is secured by substantially all of the Company's assets (see Notes 4 and 7).

     The Third Amended Loan Agreement contains certain restrictive covenants which, among other things, require the Company to maintain certain net worth and cash flow levels and places certain restrictions on the payments of dividends. At December 31, 1994, the Company was not in compliance with certain covenants contained in its loan agreement. On March 22, 1995, the Company amended certain terms contained in the Third Amended Loan Agreement (the 'Amendment'). In connection with the Amendment, the Bank agreed to waive the Company's non-compliance with certain covenants for the three month period ended December 31, 1994. Under the terms of the Amendment, the $125 million revolving line of credit was reduced to $100 million, with monthly principal reductions of $1.5 million commencing on May 1, 1995 and all outstanding principal balances due in full on May 31, 1996. The new facility bears interest at the Bank's prime rate plus 2% beginning April 1, 1995 and reduces certain restrictive covenants for 1995 which, among other things, require the Company to maintain certain net worth and cash flow levels and places certain restrictions on the payment of dividends (see Note 18).

     In March 1993, the Company purchased land and an office building which became the principal offices of the Company. The purchase was financed with a bank in the principal amount of $2.7 million. Principal and interest payments are based on a 15 year amortization schedule, are payable monthly with a balloon payment due March 1998 and bear interest at a rate of 7.38%.

     Future maturities under the terms of the notes, based on amounts outstanding as of December 31, 1994, are as follows (in thousands):

1995........................................................   $ 14,286
1996........................................................     88,125
1997........................................................        135
1998........................................................      6,130
                                                               --------
                                                               $108,676
                                                               --------
                                                               --------

NOTE 7--SHAREHOLDERS' EQUITY

     In 1990, 1992, 1993 and 1994 under the terms of the Company's loan agreement, as amended, the Company granted its lender warrants to purchase 900,000, 150,000, 300,000 and 250,000 shares of common or preferred stock, respectively. The exercise price of these shares is $3.17, $8.00, $9.33 and $9.00 per share, respectively. The Company's lender exercised its right to purchase 300,000, 450,000 and 150,000 shares of common stock at $3.17 per share during 1992, 1993 and 1994, respectively. All warrants expire in the year 2000.

     On August 31, 1993, the Company effected a 3 for 2 stock split effective September 27, 1993. The consolidated financial statements and related financial information have been retroactively adjusted to reflect the 3 for 2 split.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 7--SHAREHOLDERS' EQUITY--(CONTINUED)

     In August 1993, the Company completed the sale of 1,500,000 shares of its common stock in a registered private placement. After the deduction of the underwriting discount and other expenses of the private placement, the net proceeds to the Company were $12.8 million.

     The Company's preferred stock may be issued from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors is authorized to issue these shares in different series and, with respect to each series, to determine the dividend rate, provisions regarding redemption, conversion, liquidation preference and other rights and privileges.

     In August 1988, the Company sold 90,000 shares of its previously authorized common stock. The sale consisted of 45,000 units at a price of $7.00 per unit. Each unit consisted of two shares of common stock together with one warrant to purchase a share of common stock at $4.33 and a share of common stock at $4.66. The warrants were exercised during 1993.

NOTE 8--STOCK OPTION PLANS

     The Company maintains three non-qualified stock option plans covering primarily employees and directors. Options under the three plans are issuable at the discretion of committees appointed by the Board of Directors. Certain options under the plans vest at rates of 10% and 33% per year from the date of issuance and may expire 30 days after the termination or resignation of the employee or director.

     Under the terms of the plans, the exercise price for options granted is required to be at least the fair market value of the Company's common stock on the date of grant.

     The following summarizes pertinent information covering stock options issued pursuant to the Company's stock option plans (in thousands, except per share data):

                                                                      NUMBER OF SHARES
                                                         -------------------------------------------
                                                            1992            1993            1994
                                                         -----------    ------------    ------------
Outstanding, beginning of year........................         3,136           2,797           1,803
Granted...............................................           697             776           1,198
Exercised.............................................        (1,025)         (1,754)           (177)
Cancelled.............................................           (11)            (16)            (30)
                                                         -----------    ------------    ------------
Outstanding, end of year..............................         2,797           1,803           2,794
                                                         -----------    ------------    ------------
                                                         -----------    ------------    ------------
Exercisable, end of the year..........................         2,418           1,425           1,975
                                                         -----------    ------------    ------------
                                                         -----------    ------------    ------------
Option price per share of outstanding shares..........   $1.33-$6.00    $1.33-$11.38    $1.33-$11.38
                                                         -----------    ------------    ------------
                                                         -----------    ------------    ------------

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 9--EMPLOYEE SAVINGS PLAN

     During November 1990, the Company established a savings plan under the provisions of section 401(k) of the Internal Revenue Code (the 'Plan'), which covers substantially all employees. The Company's contributions to the Plan are discretionary. Employees participating in the Plan vest in amounts contributed by the Company over a period of 7 years. The Company matches 25% of employee contributions to a maximum of 6% of employee earnings each plan year. The Company's contributions totalled approximately $50,000, $54,000 and $103,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

NOTE 10--INCOME TAXES

     The components of the provision for income taxes for the years ended December 31, 1992, 1993 and 1994 are as follows (in thousands):

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                            1992        1993        1994
                                                           ------      ------      -------
Currently payable:
  Federal...............................................   $  543      $ (230)     $ --
  State.................................................       97          86           63
Deferred................................................    1,134       2,730       (4,785)
                                                           ------      ------      -------
                                                           $1,774      $2,586      $(4,722)
                                                           ------      ------      -------
                                                           ------      ------      -------

     A tax benefit of $4.75 million and $680,000 attributable to the exercise of employee stock options was credited to shareholders' equity during 1993 and 1994, respectively.

     A reconciliation between the tax rates and tax at statutory rates for the years ended December 31, 1992, 1993 and 1994 is as follows:

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                              1992        1993        1994
                                                              ----        ----        -----
Statutory tax rate.........................................   34.0%       35.0%       (34.0)%
Non-deductible expenses....................................    --          1.3         (2.7)
State taxes and other, net.................................    2.1         1.4         (1.5)
                                                              ----        ----        -----
                                                              36.1%       37.7%       (38.2)%
                                                              ----        ----        -----
                                                              ----        ----        -----

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 10--INCOME TAXES--(CONTINUED)

     The significant temporary differences included in the deferred tax asset (liability) as of December 31, 1993 and 1994 are as follows (in thousands):

                                                                                       DECEMBER 31,
                                                                                    ------------------
                                                                                     1993       1994
                                                                                    -------    -------
Net operating loss carryforward..................................................   $ 5,801    $11,166
Alternative Minimum Tax Credit carryforward......................................       218        218
Other............................................................................       872        972
                                                                                    -------    -------
Total deferred tax asset.........................................................     6,891     12,356
                                                                                    -------    -------
Difference between book and tax bases of fixed assets............................     9,145      9,738
Other............................................................................     1,447      1,165
                                                                                    -------    -------
Total deferred tax liability.....................................................    10,592     10,903
                                                                                    -------    -------
Net deferred tax asset (liability)...............................................   $(3,701)   $ 1,453
                                                                                    -------    -------
                                                                                    -------    -------

     At December 31, 1994, the Company has tax net operating loss carryforwards of approximately $35 million, which expire in various amounts in the years 2002 to 2009. Approximately $3.2 million of these net operating loss carryforwards relate to business acquisitions for which annual utilization will be limited to approximately $330,000, with further limitation if future ownership changes occur. In addition, these loss carryforwards can only be utilized against future taxable income, if any, generated by acquired companies as if these companies continued to file separate income tax returns.

NOTE 11--EARNINGS PER SHARE

     For the year ended December 31, 1992, the number of shares of common stock issuable upon exercise of outstanding options and warrants in the aggregate exceeded 20% of the number of common shares outstanding. For the years ended December 31, 1993 and 1994, the treasury stock method was used to determine the dilutive effect of the options and warrants on earnings per share data. Accordingly, the modified treasury stock method was used to determine the dilutive effect of the options and warrants on earnings per share data, for those years.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 11--EARNINGS PER SHARE--(CONTINUED)

     Net income (loss) from continuing operations per share and the weighted average number of shares outstanding used in the computations are summarized as follows (in thousands, except per share data):

                                                      DECEMBER 31, 1992       DECEMBER 31, 1993       DECEMBER 31, 1994
                                                   ---------------------   --------------------    --------------------
                                                                  FULLY                  FULLY                   FULLY
                                                    PRIMARY     DILUTED     PRIMARY     DILUTED     PRIMARY     DILUTED
                                                   EARNINGS    EARNINGS    EARNINGS    EARNINGS    EARNINGS    EARNINGS
                                                   PER SHARE   PER SHARE   PER SHARE   PER SHARE   PER SHARE   PER SHARE
                                                   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss) from
  continuing operations..........................  $  3,145    $  3,145    $  4,279    $  4,279    $ (7,640)   $ (7,640)
Add:
  Reduction of interest expense(1)...............        94          --          --          --          --          --
Deduct:
  Cumulative preferred stock
     dividend requirement........................       (90)         --          --          --          --          --
                                                   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) for per share
     computations................................  $  3,149    $  3,145    $  4,279    $  4,279    $ (7,640)   $ (7,640)
                                                   ---------   ---------   ---------   ---------   ---------   ---------
                                                   ---------   ---------   ---------   ---------   ---------   ---------
Number of shares:
  Weighted average common shares outstanding.....     9,671       9,671      12,700      12,700      15,713      15,713
Add:
  Net additional shares issuable(2)..............     1,962       1,981       1,779       1,817          --          --
  Conversion of preferred stock(3)...............        --          34          --          --          --          --
                                                   ---------   ---------   ---------   ---------   ---------   ---------
Weighted average shares used in the
  per share computations.........................    11,633      11,686      14,479      14,517      15,713      15,713
                                                   ---------   ---------   ---------   ---------   ---------   ---------
                                                   ---------   ---------   ---------   ---------   ---------   ---------
                                                   $    .27    $    .27    $    .30    $    .29    $   (.49)   $   (.49)
                                                   ---------   ---------   ---------   ---------   ---------   ---------
                                                   ---------   ---------   ---------   ---------   ---------   ---------

- ------------------------
(1) Reduction of interest expense assumes, in 1992, proceeds from the exercise of stock options and warrants, after the assumed repurchase of 20% of the weighted average common shares outstanding, were used to repay debt at the beginning of the period.

(2) Assumes exercise of outstanding common stock equivalents (options and warrants) at the beginning of the period, net of 20% limitation, if applicable, on the assumed repurchase of stock.

(3) Assumes conversion of preferred stock into the underlying shares of common stock at the beginning of the period.

NOTE 12--FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's debt was estimated based upon the market rates available to the Company for debt with the same remaining maturities. The carrying amounts of the Company's debt closely approximates its fair value.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 13--LEASES

     The Company leases office and warehouse space under various noncancellable operating lease agreements expiring through 1998. Rental expense under such leases aggregated approximately $507,000, $417,000 and $585,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

     Future minimum payments under the above rental agreements as of December 31, 1994 are as follows (in thousands):

FOR THE YEAR ENDING DECEMBER 31,
- --------------------------------------------------------------
1995..........................................................   $  685
1996..........................................................      565
1997..........................................................      135
1998..........................................................      131
1999..........................................................       39
                                                                 ------
                                                                 $1,555
                                                                 ------
                                                                 ------

NOTE 14--COMMITMENTS AND CONTINGENCIES

     On May 25, 1994, a complaint was filed in the United States District Court, Southern District of Florida, naming the Company, Jeffrey Hanft, Chairman and Chief Executive Officer, and Richard Militello, Chief Operating Officer, as defendants. The complaint alleges the violation of certain federal securities laws through the issuance of 'false and misleading' statements regarding the subsequently terminated proposed merger with IDB Communications Group, Inc. and the Company's first quarter results. The complaint seeks certification as a class action including all persons who purchased shares of the Company's common stock between April 12 and May 10, 1994 as well as unspecified compensatory damages. Based upon management's assessment of the facts and the Company's public disclosures at the time in question, as well as consultation with counsel, the Company believes the complaint is without merit and intends to vigorously contest and defend against the action. At the present time, the litigation is in preliminary stages and management and legal counsel are presently unable to predict the outcome. Accordingly, the financial statements do not include any adjustments that might result from this uncertainty (see Note
18).

     On July 1, 1993, the Company filed suit against Bell South Telecommunications, Inc., a unit of Bell South Corp. that does business as Southern Bell Telephone & Telegraph ('Bell South'), alleging, among other things, violation of the federal and State of Florida antitrust laws based upon alleged monopolization and misrepresentation in connection with Southern Bell's operation of its pay telephone business in Florida. The suit seeks unspecified damages and other relief. Counsel is unable to predict the outcome of the litigation.

     During 1993, the Company negotiated a settlement of various issues that were in dispute with a major vendor. This agreement was finalized in 1994. As a result, the Company terminated certain of its capital leases and was released from certain obligations owed through October 31, 1993. This settlement has been reflected as a reduction of telephone charges in 1993 and approximated $1,156,000.

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 14--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Company has employment contracts with certain officers which expire through December 31, 1998. The contracts provide for increases in annual base salary, contingent upon the profitability of the Company, as well as bonus and stock option provisions.

     Other than the aforementioned litigation, the Company is a party to certain legal actions arising in the normal course of business. In the opinion of management, the ultimate outcome of such litigation will not have a material effect on the financial position of the Company.

NOTE 15--ASSETS HELD FOR SALE

     In December 1994, in an effort to return its focus to its core public pay telephone business, the Company's Board of Directors approved the sale of the Company's prepaid calling card and international telephone center operations.

     During February 1995, the Company sold its prepaid calling card business to Global Link Teleco Corporation ('Global Link') for approximately $6.3 million. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly, and shares of common stock of Global Link (see Notes 17 and 18). For financial accounting purposes, the net gain of approximately $3.4 million will be deferred until cash on the notes is received. Accordingly, a provision for losses from January 1, 1995 through February 15, 1995, the divestiture date, of approximately $290,000 has been included in loss on disposal.

     The Company has also recorded a provision of approximately $3.4 million for the estimated impairment of asset value for its international telephone center.

     The following tables set forth the net assets held for sale and the results of operations for the Company's prepaid calling card business and international telephone center (in thousands):

                                                                                            DECEMBER 31,
                                                                                                 1994
                                                                                            ------------
Current Assets, net......................................................................   $   1,286
Fixed Assets, net........................................................................         717
Other long-term assets, net..............................................................         592
                                                                                            ------------
                                                                                            $   2,595
                                                                                            ------------
                                                                                            ------------

                                                                               DECEMBER 31,
                                                                      -------------------------------
                                                                      1992        1993         1994
                                                                      -----      -------      -------
Revenues...........................................................   $--        $ 1,281      $ 5,149
                                                                      -----      -------      -------
Loss from operations...............................................    --         (1,731)      (1,816)
Loss on disposal...................................................    --          --          (3,690)
                                                                      -----      -------      -------
Total loss from operations before income taxes.....................    --         (1,731)      (5,506)
Benefit from income taxes..........................................    --            652        2,064
                                                                      -----      -------      -------
Net loss from operations...........................................   $--        $(1,079)     $(3,442)
                                                                      -----      -------      -------
                                                                      -----      -------      -------

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 16--DISCONTINUED OPERATIONS

     In December 1994, as part of the effort to return its focus to its core public pay telephone business, the Company's Board of Directors also adopted a formal plan to divest itself of its inmate telephone and cellular telephone operations.

     The Company is in the process of divesting these business segments and has recorded a provision of approximately $4.0 million for the estimated impairment of asset value for its inmate telephone business. In addition, the Company recorded approximately $0.1 million and $1.4 million for the estimated losses through the anticipated divestiture date for its inmate telephone and cellular telephone operations, respectively. The Company has also recorded a valuation allowance of approximately $3.3 million against deferred tax assets that may not be realized upon the disposition of the cellular telephone operations. The valuation allowance represents a 100% reserve against the deferred tax assets and is partially offset by income tax benefits generated during 1994 and through the anticipated divestiture date.

     During July 1994, the Company completed the sale of certain inmate telephone lines and related equipment for approximately $2.0 million and other consideration. The telephone lines and related equipment sold were located primarily in the mid-western United States. The Company has recorded a gain on the sale of these assets of approximately $441,000.

     The following combining tables set forth the net assets and liabilities and results of operations of the discontinued business segments (in thousands):

                                                                          DECEMBER 31, 1994
                                                               ----------------------------------------
                                                                                    PTC
                                                               INMATE       CELLULAR, INC.       TOTAL
                                                               -------      --------------      -------
Current assets and liabilities, net.........................   $   151      $    (2,969)        $(2,818)
Fixed assets, net...........................................    11,379            6,667          18,046
Other long-term assets and liabilities, net.................     7,441            3,111          10,552
                                                               -------      --------------      -------
                                                               $18,971      $     6,809         $25,780
                                                               -------      --------------      -------
                                                               -------      --------------      -------

                                                                          FOR THE YEARS ENDED:
                                                                            DECEMBER 31, 1992
                                                                 ---------------------------------------
                                                                                    PTC
                                                                 INMATE      CELLULAR, INC.       TOTAL
                                                                 ------      --------------      -------
Revenues......................................................   $1,917      $    1,499          $ 3,416
                                                                 ------      --------------      -------
Income (loss) from discontinued operations
  before income taxes.........................................      471            (305)             166
Loss on disposal..............................................     --                --            --
                                                                 ------      --------------      -------
Total net income (loss) on discontinued operations
  before income taxes.........................................      471            (305)             166
Benefit from (provision for) income taxes.....................     (170)            113              (57)
                                                                 ------      --------------      -------
Net income (loss) from discontinued operations................   $  301      $     (192)         $   109
                                                                 ------      --------------      -------
                                                                 ------      --------------      -------

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 16--DISCONTINUED OPERATIONS--(CONTINUED)

                                                                          DECEMBER 31, 1993
                                                               ----------------------------------------
                                                                                    PTC
                                                               INMATE       CELLULAR, INC.       TOTAL
                                                               -------      --------------      -------
Revenues....................................................   $35,217      $     6,283         $41,500
                                                               -------      --------------      -------
Income (loss) from discontinued operations
  before income taxes.......................................     4,136           (2,954)          1,182
Loss on disposal............................................     --                  --           --
                                                               -------      --------------      -------
Total net income (loss) on discontinued operations
  before income taxes.......................................     4,136           (2,954)          1,182
Benefit from (provisions) for income taxes..................    (1,558)           1,113            (445)
Minority interest, net......................................     --                 327             327
                                                               -------      --------------      -------
Net income (loss) from discontinued operations..............   $ 2,578      $    (1,514)        $ 1,064
                                                               -------      --------------      -------
                                                               -------      --------------      -------

                                                                           DECEMBER 31, 1994
                                                               -----------------------------------------
                                                                                    PTC
                                                               INMATE       CELLULAR, INC.       TOTAL
                                                               -------      --------------      --------
Revenues....................................................   $42,428      $    11,581         $ 54,009
                                                               -------      --------------      --------
Income (loss) from discontinued operations
  before income taxes.......................................       844           (6,253)          (5,409)
Loss on disposal............................................    (4,054)          (1,380)          (5,434)
                                                               -------      --------------      --------
Total net loss on discontinued operations
  before income taxes.......................................    (3,210)          (7,633)         (10,843)
Benefit from (provisions for) income taxes..................     1,204           (1,113)              91
                                                               -------      --------------      --------
Net loss from discontinued operations.......................   $(2,006)     $    (8,746)        $(10,752)
                                                               -------      --------------      --------
                                                               -------      --------------      --------

NOTE 17--RELATED PARTY TRANSACTIONS

     In March 1994, the Company sold certain assets used in the operation of the Company's two telephone centers located in New York City to Global Link. The total purchase price for the transaction was $2.5 million and 10% of the issued and outstanding capital stock of Global Link. The Company recorded a net gain on the sale of approximately $2.0 million. At the time of the transaction Messrs. Bernard M. Frank and Jody Frank, both directors of the Company, were directors and shareholders of Global Link.

     During February, 1995, the Company sold its prepaid calling card business to Global Link for approximately $6.3 million. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly, and shares of common stock of Global Link. As a result of the February 1995 transaction, and because of a drafting error discovered in May 1995 that did not reflect the intentions of the parties, the Company's interest in the outstanding common stock of Global Link was 28.8% instead of the intended 19.99%. To correct this error, the Company has agreed with Global Link to reduce its share ownership to the intended 19.99% level. Since the March 1994 transaction with Global Link, Mr. Bernard M. Frank resigned as a director of the Company. Additionally, Mr. Jeffrey Hanft, a shareholder, director and officer of the Company, was appointed as a director of Global Link (see Note 18).

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 17--RELATED PARTY TRANSACTIONS--(CONTINUED)

     In 1994, the Company made loans in the amount of approximately $1.8 million to certain officers and directors to refinance the officers and directors debt previously incurred in connection with the exercise of stock options. The outstanding balances of such loans have been reflected as a reduction from capital in excess of par value in the consolidated statement of stockholders' equity. The officers and directors executed promissory notes which bear interest at prime rate and are due on March 28, 1996 and are secured by approximately 607,000 shares of Peoples Telephone Company, Inc. common stock.

NOTE 18--SUBSEQUENT EVENTS

     During April 1995, the Company settled a dispute with one of its vendors which resulted in a reduction of the amounts owed. Accounts payable and telephone charges have been reduced by approximately $1.3 million as a credit against amounts owed in the March 31, 1995 quarterly financial statements.

     In early 1995, the Company commenced an offering under an exemption from the registration requirements of the Securities Act of 1933 of approximately $85 million in Senior Notes due 2002. In connection with the completion of the Senior Note offering, which is expected to close during June 1995, the Company will enter into a $40 million revolving credit facility. Proceeds from the sale of the Senior Notes together with borrowings under the new credit facility will be used to refinance the existing $100 million credit facility (see Note 6). The Senior Notes offered will not be registered under the Securities Act of 1933 and may not be offered or resold in the United States absent registration or an applicable exemption from the registration requirements. There can be no assurance that the contemplated refinancing will be completed, or if completed, that it will be on terms favorable to the Company.

     In May of 1995, the Company reevaluated its accounting for its remaining interest in Global Link and concluded that equity accounting would be appropriate. The Company's interest in the outstanding common stock of Global Link, after the disposition of the prepaid calling card business, was 28.8% instead of the intended 19.99%. As a result, the Company has agreed with Global Link to reduce its share ownership to the intended 19.99% level. This, together with the significant related party associations and transactions between Global Link and the Company, as described in Note 17, lead the Company to its conclusion that the equity method of accounting for its Global Link investment was appropriate. Accordingly, the segment amount which includes the prepaid calling card business sold to Global Link and previously included in discontinued operations has been reclassified to continuing operations from the Company's financial statements previously issued for the 1994 year. In addition, the Company also restated its financial statements for the quarter ended March 31, 1995 to reflect the revision in the accounting treatment for the Global Link investment.

     The Company has also restated its financial statements for the quarters ended March 31 and June 30, 1994, as set forth in Form
10-Q's for such perio
to reflect the timing of approximately $2.7 million in adjustments. These adjustments, which include additional reserves for changes in estimates of uncollectible receivables and vendor claims and the write-off of certain acquisition costs, were originally recorded during the quarter ended June 30, 1994 and have now been reflected in the quarter ended March 31, 1994 to more accurately reflect the timing of such adjustments. The restated quarterly financial statements also reflect the $2 million gain on the March 31, 1994 sale of the Company's two telecommunication centers in New York to Phone Zone Teleco Corporation (now known as Global Link) in the second quarter of 1994 (when initial payment for the centers was received) rather than the first quarter (when Phone Zone took control of the centers on the basis of an agreement in principle). These changes had no impact on net income or cash flow

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 18--SUBSEQUENT EVENTS--(CONTINUED)

for the year ended December 31, 1994. As a result of the restatement of the March 31, 1994 quarterly financial statements, the Company was not in compliance with certain restrictive covenants contained in the existing credit agreement, which was waived by the Bank.

     On May 9, 1995, a complaint was filed against the Company by Ascom Communications, Inc. ('ACI'), which complaint was amended on May 30, 1995. The amended complaint purports to assert five causes of action against the Company arising out of the Asset Purchase Agreement entered into among the plaintiffs and the Company on October 13, 1993. The first cause of action asserts a claim for breach of contract for failure to pay principal and interest due under a one year promissory note (the 'One Year Note'), and seeks payment of principal and interest of $2.2 million with respect to the note. The second cause of action asserts a claim for breach of contract for failure to pay principal and interest due under a five year promissory note (the 'Five Year Note'), and seeks payment of principal and interest in the amount of $4.4 million with respect to the note. The Company previously entered into a settlement agreement on March 10, 1995, thereby reducing the amount recorded under the One Year Note to $1.2 million. The amounts due under the settlement agreement and the Five Year Note were fully accrued at December 31, 1994. The third cause of action asserts a claim for breach of contract for failure by the Company to register common stock issued to ACI, and seeks damages in an unspecified amount. The fourth cause of action asserts a claim for breach of contract for the Company's failure to assume an equipment lease with AT&T, and seeks damages in the amount of at least $0.3 million. The fifth cause of action asserts a claim for declaratory relief in connection with the Company's purported failure to register common stock, and seeks a declaratory judgment that the Company must effect registration at the earliest possible time. Based upon the preliminary stages of this case, the Company is unable to predict the outcome of this matter and, accordingly, the accompanying financial statements do not reflect any adjustment that might result from this uncertainty.

     The failure by the Company to make the April 1995 payment due on the $2.0 million promissory note has caused a cross default under the Company's $100 million revolving line of credit. The Company has obtained a waiver from its bank subject to the Company's ability, by June 30, 1995, to (1) permanently reduce the $100 million revolving line of credit (see Note 6) to not more than $40 million or (2) settle the ACI litigation under specified terms. There can be no assurance that the reduction in the revolving line of credit or settlement will be completed, or if completed that it will be on terms favorable to the Company. In the event these conditions are not satisfied, the waivers would be withdrawn, an event of default under the loan agreement would exist and the lenders would have a right to call the loan.

     Additionally, the event of default under the Company's $100 million revolving line of credit caused a cross default on the Company's mortgage note payable. The Company received a waiver from the lender dated May 31, 1995 subject to the condition that on or before the earlier of (i) one day after the closing of the proposed Senior Notes offering or (2) August 31, 1995, the Company shall have paid in full the $2.5 million outstanding balance of the mortgage note payable and all other obligations owed the mortgage lender.

     As a result of the foregoing, a substantial doubt arises about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In connection with the Complaint (as described in Note 14), the plaintiff filed under seal a motion for leave to file an amended and supplemental complaint on May 26, 1995. The Company continues to believe,

                        PEOPLES TELEPHONE COMPANY, INC.

NOTE 18--SUBSEQUENT EVENTS--(CONTINUED)

on the advice of legal counsel, the Complaint is without merit and intends to vigorously contest and defend against the action. Because of the preliminary nature of the litigation, the Company is unable to predict the outcome of such litigation. Accordingly, the financial statements do not include any adjustments that might result from this uncertainty.

                        PEOPLES TELEPHONE COMPANY, INC.
                     CONSOLIDATED BALANCE SHEET (RESTATED)
                                 (IN THOUSANDS)

                                                                                       DECEMBER 31,       MARCH 31,
                                                                                             1994              1995
                                                                                       ------------      -----------
                                                                                                         (UNAUDITED)
                                       ASSETS
Current assets
  Cash and cash equivalents.........................................................   $    7,663        $    6,721
  Accounts receivable, net of allowance for doubtful accounts
     of $6,035 and $5,236...........................................................       17,682            16,550
  Inventory.........................................................................        2,981             3,324
  Prepaid expenses and other current assets.........................................        3,276             4,030
  Net assets of prepaid calling card and international telephone
     center business................................................................        2,595                --
  Net assets of discontinued operations.............................................       25,780            27,380
                                                                                       ------------      -----------
     Total current assets...........................................................       59,977            58,005
Property and equipment, net.........................................................       76,379            74,514
Location contracts, net.............................................................       31,877            31,075
Goodwill, net.......................................................................        6,221             6,020
Intangible assets, net..............................................................        2,802             2,636
Other assets, net...................................................................       11,882             6,128
Deferred income taxes...............................................................        1,453             3,406
Investment in unconsolidated affiliate..............................................           --             3,073
                                                                                       ------------      -----------
     Total assets...................................................................   $  190,591        $  184,857
                                                                                       ------------      -----------
                                                                                       ------------      -----------
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable and current maturities of long-term debt............................   $   14,286        $   24,902
  Current portion of obligations under capital leases...............................        2,738             2,314
  Accounts payable and accrued expenses.............................................       22,799            22,039
  Accrued interest payable..........................................................        1,061               755
  Income and other taxes payable....................................................        2,691             2,491
                                                                                       ------------      -----------
     Total current liabilities......................................................       43,575            52,501
Notes payable and long-term debt....................................................       94,390            83,500
Obligations under capital leases....................................................        3,911             3,460
                                                                                       ------------      -----------
     Total liabilities..............................................................      141,876           139,461
                                                                                       ------------      -----------
Commitments and contingencies.......................................................           --                --
Shareholders' equity
  Preferred stock; $.01 par value; 4,300 shares authorized;
     none issued and outstanding....................................................           --                --
  Convertible preferred stock; Series A, $.01 par value;
     100 shares authorized; none issued and outstanding.............................           --                --
  Convertible preferred stock; Series B, $.01 par value;
     600 shares authorized; none issued and outstanding.............................           --                --
  Common stock; $.01 par value; 25,000 shares authorized;
     15,789 and 15,850 shares issued and outstanding................................          158               159
  Capital in excess of par value....................................................       58,143            58,078
  Accumulated deficit...............................................................       (9,586)          (12,841)
                                                                                       ------------      -----------
     Total shareholders' equity.....................................................       48,715            45,396
                                                                                       ------------      -----------
     Total liabilities and shareholders' equity.....................................   $  190,591        $  184,857
                                                                                       ------------      -----------
                                                                                       ------------      -----------

The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   FOR THE
                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                              ------------------
                                                                                               1994       1995
                                                                                              -------    -------
Revenues
  Coin calls...............................................................................   $17,857    $19,061
  Non-coin calls...........................................................................     6,968      8,271
  Service and other........................................................................       301        122
                                                                                              -------    -------
     Total revenues........................................................................    25,126     27,454
                                                                                              -------    -------
Costs and expenses
  Telephone charges........................................................................     8,304      8,491
  Commissions..............................................................................     4,877      6,297
  Field service and collection.............................................................     4,916      4,628
  Depreciation and amortization............................................................     4,112      4,741
  Selling, general and administrative......................................................     2,672      2,368
  Interest, net............................................................................       989      1,479
  Income from operations of prepaid calling card and international
     telephone centers.....................................................................       730      --
  Loss on disposal of prepaid calling card and international
     telephone centers.....................................................................     --         --
  Other....................................................................................     --            27
                                                                                              -------    -------
     Total costs and expenses..............................................................    26,600     28,031
                                                                                              -------    -------
Loss from continuing operations before taxes...............................................    (1,474)      (577)
Benefit from income taxes..................................................................       465        216
                                                                                              -------    -------
Loss from continuing operations............................................................    (1,009)      (361)
                                                                                              -------    -------
Discontinued operations
  Income from operations, net of tax provision of $629.....................................    (1,048)     --
  (Loss) income on disposition.............................................................     --         --
                                                                                              -------    -------
  Income from discontinued operations......................................................    (1,048)     --
Extraordinary loss from extinguishment of debt, net........................................     --        (2,894)
                                                                                              -------    -------
     Net income (loss).....................................................................   $(2,057)   $(3,255)
                                                                                              -------    -------
                                                                                              -------    -------
Earnings (loss) per common share
  Loss from continuing operations..........................................................   $  (.06)   $  (.02)
  Income from discontinued operations......................................................      (.07)     --
  Extraordinary loss from extinguishment of debt, net......................................     --          (.18)
                                                                                              -------    -------
     Net income (loss).....................................................................   $  (.13)   $  (.20)
                                                                                              -------    -------
                                                                                              -------    -------
Weighted average common and common equivalent shares outstanding...........................    15,611     15,829
                                                                                              -------    -------
                                                                                              -------    -------

The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)
                           (UNAUDITED, IN THOUSANDS)

                                                                                                    FOR THE
                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                               ------------------
                                                                                                1994       1995
                                                                                               -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................................................   $(2,057)   $(3,255)
  Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
     Depreciation and amortization..........................................................     4,112      4,741
     Deferred income taxes..................................................................      (465)    (1,953)
     Extraordinary loss from extinguishment of debt.........................................     --         2,894
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable...........................................    (3,209)     1,132
       Increase in inventory................................................................    (2,254)      (343)
       Decrease (increase) in prepaid expenses and other current assets.....................       217       (754)
       (Increase) decrease in other assets..................................................      (995)     2,860
       Increase in investment in unconsolidated affiliate...................................     --        (3,073)
       Decrease in accounts payable and accrued expenses....................................    (4,550)      (760)
       Increase (decrease) in accrued interest..............................................       103       (306)
       Increase (decrease) in taxes payable.................................................       673       (200)
       Net effect of discontinued operations and assets held for sale.......................       689         (5)
                                                                                               -------    -------
          Net cash (used in) provided by operating activities...............................    (7,736)       978
                                                                                               -------    -------
CASH FLOW FROM INVESTING ACTIVITIES:
  Payments of acquisitions and certain contracts............................................    (2,779)      (435)
  Property and equipment additions..........................................................    (3,640)    (1,272)
  Proceeds from sale of assets..............................................................     --         1,000
  Investment in joint ventures..............................................................    (1,085)     --
                                                                                               -------    -------
          Net cash used in investing activities.............................................    (7,504)      (707)
                                                                                               -------    -------
CASH FLOW FROM FINANCING ACTIVITIES:
  Net (payment) borrowings under note payable to bank.......................................    11,890       (274)
  Debt issuance costs.......................................................................    (1,318)     --
  Principal payments under capital lease obligations, net...................................       321       (875)
  Officer loans.............................................................................     --          (190)
  Exercise of stock options and warrants....................................................     1,029        126
                                                                                               -------    -------
          Net cash provided by (used in) financing activities...............................    11,922     (1,213)
                                                                                               -------    -------
Net decrease in cash and cash equivalents...................................................    (3,318)      (942)
Cash and cash equivalents at beginning of period............................................     4,529      7,663
                                                                                               -------    -------
Cash and cash equivalents at end of period..................................................   $ 1,211    $ 6,721
                                                                                               -------    -------
                                                                                               -------    -------

The accompanying notes are an integral part of these consolidated financial statements.

                        PEOPLES TELEPHONE COMPANY, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED)
                       MARCH 31, 1995 AND MARCH 31, 1994

                                  (UNAUDITED)

NOTE 1--UNAUDITED INTERIM INFORMATION

     The accompanying interim consolidated financial data is unaudited; however, in the opinion of management, the interim data includes all adjustments, necessary for a fair statement of the results for the interim periods. The quarter ended March 31, 1994 included adjustments of approximately $2.1 million for, among other things, amounts incurred for settling disputes and claims and bad debt reserves.

     The results of operations for the three months ended March 31, 1995 are not necessarily indicative of the results to be expected for the year ending December 31, 1995.

     The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ending December 31, 1994 as set forth elsewhere in this Prospectus.

NOTE 2--EARNINGS PER SHARE

     The treasury stock method was used to determine the dilutive effect of the options and warrants on earnings per share data. For 1995 and 1994, common stock equivalents were excluded since the effect would be anti-dilutive. Therefore, fully diluted earnings per share is not presented.

NOTE 3--LONG-TERM DEBT

     On March 22, 1995, the Company amended certain terms contained in its Third Amended Loan Agreement (the 'Amendment'). Under the Amendment, the $125.0 million revolving line of credit was reduced to $100.0 million, with monthly principal reductions of $1.5 million commencing on May 1, 1995 and all outstanding principal balances due in full on May 31, 1996. The new facility bears interest at the Bank's prime rate plus 2% beginning April 1, 1995 and reduces certain restrictive covenants for 1995 which, among other things require the Company to maintain certain net worth and cash flow levels and places certain restrictions on the payment of dividends (see Note 6).

     As a result of the Amendment, the Company has recorded an extraordinary loss of $4.6 million for the write-off of deferred financing costs, net of the income tax benefit of approximately $1.7 million.

     The Company has commenced an offering under an exemption from the registration requirements of the Securities Act of 1933 of approximately $85 million in Senior Notes (the 'Notes') due 2002. In connection with the completion of the Note offering, which is expected to close by early June 1995, the Company will enter into a new $40.0 million revolving credit facility. Proceeds from the sale of the Notes together with borrowings under the new credit facility will be used to refinance the existing $100.0 million credit facility, which will provide the Company with approximately $23.0 million undrawn and available under the new credit facility. The Notes offered will not be registered under the Securities Act and may not be offered or resold in the United States absent registration or an applicable exemption from the registration requirements. There can be no assurance that the contemplated refinancing will be completed, or if completed, that it will be on terms favorable to the Company (see Note 6).

                        PEOPLES TELEPHONE COMPANY, INC.

                       MARCH 31, 1995 AND MARCH 31, 1994

                                  (UNAUDITED)

NOTE 4--INVESTMENTS IN UNCONSOLIDATED AFFILIATE

     During February 1995, the Company sold its prepaid calling card business to Global Link Teleco Corporation ('Global Link') for approximately $6.3 million. The Company received $1.0 million in cash, a $5.3 million promissory note due February 1998, bearing interest at 8.5%, payable quarterly, and shares of common stock of Global Link. For financial accounting purposes, the net gain of approximately $3.4 million will be deferred until cash is received. As a result of the February 1995 transaction, and because of a drafting error discovered in May 1995 that did not reflect the intentions of the parties, the Company's interest in the outstanding common stock of Global Link was 28.8% instead of the intended 19.99%. To correct this error, the Company has agreed with Global Link to reduce its share ownership to the intended 19.99% level.

     The Company's investment in Global Link is accounted for using the equity method. The Company's share of the results of operations of Global Link from the divestiture date through March 31, 1995 are included in 'Other' in the Statement of Operations. The 1994 results of operations of the prepaid calling card business have been segregated and reported as a separate component of income from continuing operations.

     The Company's investment in Global Link represents $6.5 million of outstanding notes receivable net of the $3.4 million deferred gain on the February 1995 transaction and $27,000 representing the Company's share of Global Link's first quarter 1995 operating results.

NOTE 5--DISCONTINUED OPERATIONS

     In 1994, in connection with the planned divestiture of the inmate telephone and cellular telephone operations, the Company recorded a provision for the estimated impairment of asset value and losses through the anticipated divestiture date, net of income taxes, of $2.5 million and $4.8 million, respectively. The cellular telephone operations provision is net of an estimated gain on disposition of approximately $1.1 million and includes a valuation allowance of approximately $3.4 million against deferred tax assets that may not be realized upon the disposition of the cellular telephone operations. This provision included approximately $0.1 million and ($1.0) million for the estimated operating income (losses) of the inmate telephone and cellular telephone operations, respectively, for the quarter ended March 31, 1995.

     The following combining tables set forth the results of operations of the inmate telephone and cellular telephone operations for the quarters ended March 31, (in thousands):

                                                                                  1995
                                                                 ---------------------------------------
                                                                                     PTC
                                                                 INMATE      CELLULAR, INC.       TOTAL
                                                                 ------      --------------      -------
Revenues......................................................   $8,106      $     2,504         $10,610
                                                                 ------      --------------      -------
Income (loss) from operations before income taxes.............       79           (1,162)         (1,083)
(Provision for) benefit from income taxes.....................      (30)              --             (30)
                                                                 ------      --------------      -------
Net income (loss).............................................   $   49      $    (1,162)        $(1,113)
                                                                 ------      --------------      -------
                                                                 ------      --------------      -------

                        PEOPLES TELEPHONE COMPANY, INC.

                       MARCH 31, 1995 AND MARCH 31, 1994

                                  (UNAUDITED)

NOTE 5--DISCONTINUED OPERATIONS--(CONTINUED)

                                                                                 1994
                                                               ----------------------------------------
                                                                                    PTC
                                                               INMATE       CELLULAR, INC.       TOTAL
                                                               -------      --------------      -------
Revenues....................................................   $10,380      $     2,830         $13,210
                                                               -------      --------------      -------
Income (loss) from operations before income taxes...........       200           (1,877)         (1,677)
(Provision for) benefit from income taxes...................       (75)             704             629
                                                               -------      --------------      -------
Net income (loss)...........................................   $   125      $    (1,173)        $(1,048)
                                                               -------      --------------      -------
                                                               -------      --------------      -------

NOTE 6--SUBSEQUENT EVENTS

     During April 1995, the Company settled a dispute with one of its vendors which resulted in a reduction of the amounts owed. Accounts payable and telephone charges have been reduced by approximately $1.3 million as a credit against amounts owed in the accompanying financial statements to reflect this settlement.

     On May 9, 1995, a complaint was filed against the Company by Ascom Communications, Inc. ('ACI'), which complaint was amended on May 30, 1995. The amended complaint purports to assert five causes of action against the Company arising out of the Asset Purchase Agreement entered into among the plaintiffs and the Company on October 13, 1993. The first cause of action asserts a claim for breach of contract for failure to pay principal and interest due under a one year promissory note, and seeks payment of principal and interest of $2.2 million with respect to the note. The second cause of action asserts a claim for breach of contract for failure to pay principal and interest due under a five year promissory note, and seeks payment of principal and interest in the amount of $4.4 million with respect to the note. The third cause of action asserts a claim for breach of contract for failure by the Company to register common stock issued to ACI, and seeks damages in an unspecified amount. The fourth cause of action asserts a claim for breach of contract for the Company's failure to assume an equipment lease with AT&T, and seeks damages in the amount of at least $0.3 million. The fifth cause of action asserts a claim for declaratory relief in connection with the Company's purported failure to register common stock, and seeks a declaratory judgment that the Company must effect registration at the earliest possible time. In June 1995, the Company settled this litigation for approximately $5.7 million.

     The failure by the Company to make the April 1995 payment due on the $2.0 million promissory note caused a cross default under the Company's $100 million revolving line of credit. The Company obtained a waiver from its bank subject to the Company's ability, by June 30, 1995, to (1) permanently reduce the $100 million revolving line of credit to not more than $40 million (see Note 3) or
(2) settle the ACI litigation for an amount not exceeding more than $6.0 million.

     Additionally, the event of default under the Company's $100 million revolving line of credit caused a cross default on the Company's mortgage note payable. The Company received a waiver from the lender dated May 31, 1995 subject to the condition that on or before the earlier of (i) one day after the closing of the proposed Note offering or (2) August 31, 1995, the Company shall have paid in full the $2.5 million outstanding balance of the mortgage note payable and all other obligations to the mortgage lender.

===============================================================================

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  -----
Summary...........................................    3
Risk Factors......................................   16
The Exchange Offer................................   24
The Company.......................................   35
Use of Proceeds...................................   36
Capitalization....................................   37
Selected Financial Information....................   38
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations...................................   40
Business..........................................   52
Management........................................   71
Certain Transactions..............................   77
Principal Shareholders............................   80
Preferred Stock Investment........................   81
Description of the Credit Agreement...............   83
Description of the Notes..........................   85
Exchange Offer; Registration Rights...............  110
Plan of Distribution..............................  112
Legal Matters.....................................  112
Independent Certified Public Accountants..........  112
Available Information.............................  113
Glossary..........................................  114
Index to Consolidated Financial Statements........  F-1

                                      PTC
                               PEOPLES TELEPHONE
                                 COMPANY, INC.

                               OFFER TO EXCHANGE
                                      ITS
                     SERIES B 12 1/4% SENIOR NOTES DUE 2002
                          FOR ANY AND ALL OUTSTANDING
                     SERIES A 12 1/4% SENIOR NOTES DUE 2002

                               ------------------
                                   PROSPECTUS
                               ------------------

                                  JULY , 1995

===============================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Paragraph Tenth of the Company's Certificate of Incorporation provides that the Company will indemnify and reimburse the officers and directors of the Company to the fullest extent provided by law. Paragraph Tenth of the Company's Certificate of Incorporation also provides that the provisions regarding indemnification and advancement of expenses as provided by law shall not be exclusive of any other right which any officer or director of the Company may have or acquire thereafter under any provision of the Company's Certificate of Incorporation or By-laws or by any agreement, vote of shareholders or disinterested directors of the Company or otherwise, provided, that no indemnification may be made to or on behalf of any officer or director if a judgement or other final adjudication adverse to such officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

     The Company's Certificate of Incorporation also provides that a director will not be liable to the Company or its shareholders for damages for any breach of duty in such director's capacity as a director unless (i) a judgment or other final adjudication adverse to the director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719 of the Business Corporation Law of New York or (ii) the liability of any director for any act or omission occurred prior to the adoption of such indemnification provision by the Company.

     Pursuant to the Registration Rights Agreements filed as Exhibits 4.8 and
10.9 to this Registration Statement, certain holders of the Registrant's 12 1/4% Senior Notes due 2002 and the Registrant's Preferred Stock have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with certain registrations relating to such securities, including certain liabilities under the Securities Act.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS:

EXHIBIT   DESCRIPTION
- -------   -----------
    3.1   Amended and Restated Certificate of Incorporation adopted on November 30, 1987 (incorporated herein by reference from the Company's Registration Statement on Form 10, No. 0-16479, filed with the Securities and Exchange Commission on January 20, 1988 (the 'Form 10') )
    3.2   Amendments to Certificate of Incorporation adopted on March 8, 1990 and March 15, 1990, respectively
          (incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended
          December 31, 1989)
    3.3   Amendment to Certificate of Incorporation adopted on June 29, 1990 (incorporated herein by reference from the Company's 1990 Form 10-K)
    3.4   Certificate of Amendment to Certificate of Incorporation filed on July 18, 1995 authorizing the
          Preferred Stock (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
    3.5   Restated Bylaws adopted on November 30, 1987 (incorporated herein by reference from the Form 10)

EXHIBIT   DESCRIPTION
- -------   -----------
    4.1   Form of Five-Year Warrant Agreement issued to holders of Series A Preferred Stock (incorporated herein by reference from the Form 10)
    4.2   Form of Second Amended and Restated Warrant Agreement dated as of February 17, 1994 between the Company and Creditanstalt American Corporation (incorporated herein by reference from the Company's 1993 Form
          10-K)
    4.3   Form of Stock Purchase Warrant issued on July 19, 1995 to Appian Capital Partners, L.L.C. (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
    4.4   Form of Contingent Stock Purchase Warrant issued on July 19, 1995 to UBS Partners, Inc. (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
   *4.5   Purchase Agreement, dated as of July 12, 1995, between Peoples Telephone Company, Inc. and Merrill Lynch
          & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated
    4.6   Indenture, dated as of July 15, 1995, between the Company and First Union National Bank of North
          Carolina (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
   *4.7   Specimen forms of 12 1/4% Senior Notes due 2002 (Old Notes and Exchange Notes)
    4.8   Registration Rights Agreement, dated as of July 19, 1995, between Peoples Telephone Company, Inc. and
          Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
   *5.1   Opinion of Greenberg, Taurig, Hoffman, Lipoff, Rosen & Quentel, P.A.
   10.1   Third Amended and Restated Loan and Security Agreement dated as of February 17, 1994 between
          Creditanstalt-Bankverein, Internationale Nederladen (U.S.) Capital Corporation, NationsBank of Florida,
          N.A., SunBank/Miami, N.A., The Daiwa Bank, Limited, The Long-Term Credit Bank of Japan Ltd., New York
          Branch and the Company (incorporated herein by reference from the Company's 1993 Form 10-K)
   10.2   Consent, Waiver and First Amendment dated June 10, 1994 to the Third Amended and Restated Loan and
          Security Agreement dated as of February 17, 1994 between Creditanstalt-Bankverein, Internationale
          Nederladen (U.S.) Capital Corporation, NationsBank of Florida, N.A., SunBank/Miami, N.A., The Daiwa
          Bank, Limited, The Long-Term Credit Bank of Japan Ltd., New York Branch and the Company (incorporated herein by reference from the Company's 1994 Form 10-K)
   10.3   Consent, Waiver and Second Amendment dated September 28, 1994 to the Third Amended and Restated Loan and
          Security Agreement dated as of February 17, 1994 between Creditanstalt-Bankverein, Internationale
          Nederladen (U.S.) Capital Corporation, NationsBank of Florida, N.A., SunBank/Miami, N.A., Daiwa Bank,
          Limited, The Long-Term Credit Bank of Japan Ltd., New York Branch and the Company (incorporated herein by reference from the Company's 1994 Form 10-K)
   10.4   Waiver and Third Amendment dated March 22, 1995 to the Third Amended and Restated Loan and Security
          Agreement dated as of February 17, 1994 between Creditanstalt-Bankverein, Internationale Nederladen
          (U.S.) Capital Corporation, NationsBank of Florida, N.A., SunBank/Miami, N.A., The Daiwa Bank, Limited,
          The Long-Term Credit Bank of Japan Ltd., New York Branch and the Company (incorporated herein by reference from the Company's 1994 Form 10-K)
   10.5   Exchange Agreement between the Company and Creditanstalt Corporate Finance, Inc. dated May 3, 1995
          (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
   10.6   Fourth Amended and Restated Loan and Security Agreement dated as of July 19, 1995 by and between the
          Company and Creditanstalt-Bankverein (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)

EXHIBIT   DESCRIPTION
- -------   -----------
   10.7   Letter Agreement dated July 3, 1995 between the Company and Creditanstalt American Corporation, with respect to the amendment of the Second Amended and Restated Warrant Agreement dated February 17, 1994
          (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
  *10.8   Securities Purchase Agreement dated July 3, 1995 among the Company, UBS Capital Corporation and Appian
          Capital Partners, L.L.C., and amendment thereto by letter agreement dated July 18, 1995
   10.9   Registration Rights Agreement dated July 19, 1995 between the Company and UBS Partners, Inc.
          (incorporated herein by reference from the Company's Form 8-K filed on July 21, 1995)
  10.10   Asset Purchase Agreement dated March 1, 1993, and related financial statements, among the Company,
          Silverado Communications Corp., Telink Telephone Systems, Inc. and other shareholders and Agreement and
          Plan of Merger, dated March 1, 1993, between the Company and Silverado Communications Corp.
          (incorporated herein by reference from the Company's Form 8-K filed April 8, 1993)
  10.11   Asset Purchase Agreement dated July 20, 1993, and related financial statements, among the Company,
          Southwest Pay Telephone Systems, Inc. and Randall D. Veselka and Stock Purchase Agreement, dated July
          20, 1993, between the Company, Southwest Pay Telephone Systems, Inc. and Randall D. Veselka
          (incorporated herein by reference from the Company's Form 8-K filed July 22, 1993)
  10.12   Asset Purchase Agreement dated March 1, 1993, and related financial statements, among the Company, PTC
          Cellular, Inc., Portable Cellular Communications, Inc. and Nationwide Cellular Service, Inc.
          (incorporated herein by reference from the Company's Form 8-K filed July 27, 1993)
  10.13   Asset Purchase Agreement dated October 13, 1993 between the Company, Ascom Communications, Inc.
          ('Ascom') and Ascom Holding, Inc., audited financial statements of Ascom for the period from January 1,
          1992 through October 31, 1993 and audited financial statements of Ascom for the period from January 1,
          1992 through October 31, 1993 as re-filed (incorporated herein by reference from the Company's Form 8-Ks filed on November 8, 1993, January 21, 1994 and January 31, 1994, respectively)
  10.14   Purchase Agreement dated June 23, 1994 among the Company and Atlantic Teleco, Inc., Bender Telephone
          Inc., Stanley S. Bender and Howard M. Bender and Jerome D. Scheer and Purchase Agreement dated June 23,
          1994 among the Company and BTE Associates, L.P., Bender Telephone, Inc. and B&B Associates, audited financial statements of Atlantic Teleco Joint Venture from January 1, 1992 through December 31, 1993 and combined pro forma financial statements (incorporated herein by reference from the Company's Form 8-K's filed on August 11, 1994 and September 7, 1994, respectively)
  10.15   Asset Purchase Agreement dated February 14, 1995 between the Company and Global Link Teleco Corporation and pro forma financial information for the periods from January 1, 1993 through December 31, 1993 and the nine months ending September 30, 1994 (incorporated herein by reference from the Company's Form 8-K filed March 2, 1995)
 *10.16   Agreement and Plan of Merger dated October 21, 1994 among the Company, Peoples Acquisition Corporation,
          Telecoin Communications, Ltd., Gilbert A. Mendelson, David T. Magrish, Louis Swartz, Howard Spiegel and
          Harvey Ostrow
  10.17   AT&T Commission Agreement dated April 20, 1995, by and between AT&T Communications, Inc. and the Company
          (incorporated herein by reference from the Company's Registration Statement on Form S-3 (File No.
          33-58607) )
  10.18   Employment Agreement dated January 1, 1994, and related Stock Option Agreement dated February 16, 1994, between the Company and Jeffrey Hanft (incorporated herein by reference from the Company's 1993 Form
          10-K)(1)
  10.19   Employment Agreement dated January 1, 1994, and related Stock Option Agreement dated February 16, 1994, between the Company and Robert D. Rubin (incorporated herein by reference from the Company's 1993 Form
          10-K)(1)

EXHIBIT   DESCRIPTION
- -------   -----------
  10.20   Employment Agreement dated January 1, 1994, and related Stock Option Agreement dated February 16, 1994, between the Company and Richard F. Militello (incorporated herein by reference from the Company's 1993
          Form 10-K)(1)
  10.21   Employment Agreement dated July 11, 1994, between the Company and Bonnie S. Biumi and related Stock
          Option Agreement dated July 11, 1994, between the Company and Bonnie S. Biumi (incorporated herein by reference from the Company's 1994 Form 10-K)(1)
  10.22   Employment Agreement dated January 1, 1995, between the Company and Bruce W. Renard (incorporated herein by reference from the Company's 1994 Form 10-K)(1)
 *10.23   Employment Agreement dated June 22, 1994, between the Company and Lawrence T. Ellman(1)
  10.24   1994 Stock Incentive Plan of the Company (incorporated herein by reference to pages A-1 through A-7 of the Company's 1994 Proxy Statement)(1)
  10.25   1993 Non-Employee Directors Stock Option Plan (incorporated herein by reference from the Company's 1993
          Proxy Statement)(1)
 *10.26   1987 Nonqualified Stock Option Plan(1)
 *10.27   1987 Nonqualified Stock Option Plan for Non-Employee Directors(1)
  *11.1   Computation of Earnings Per Share
  *12.1   Computation of Ratios of Earnings to Fixed Charges
  *21.1   List of Subsidiaries
  *23.1   Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (included in its opinion filed as
          Exhibit 5.1)
  *23.2   Consent of Price Waterhouse LLP
  *24.1   Reference is made to the Signatures section of this Registration Statement for the Powers of Attorney contained therein
  *25.1   Form T-1 Statement of Eligibility and Qualification of Trustee for Senior Notes under the Trust
          Indenture Act of 1939
  *99.1   Form of Letter of Transmittal for Exchange Offer and Notice of Guaranteed Delivery
  *99.2   Consent of Director Designee

- ------------------------

 *  Filed herewith.

(1) Compensatory plan or arrangement.

  (b) FINANCIAL STATEMENT SCHEDULES:

ITEM                                                                                                PAGE
- ----                                                                                                ----
Report of Independent Certified Public Accountants on Schedule VIII
  (see the Report of Price Waterhouse LLP at page F-2 of the Prospectus included in this
  Registration Statement and the Consent of Price Waterhouse LLP filed as Exhibit 23.2 hereto)        -

Schedule VIII -- Valuation and Qualifying Accounts and Reserves..................................     S-1

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 22.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on July 26, 1995.

                                          PEOPLES TELEPHONE COMPANY, INC.

                                          By: /s/ JEFFREY HANFT
                                                  -------------
                                                  Jeffrey Hanft, Chairman and
                                                  Chief Executive Officer

     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Jeffrey Hanft and Robert D. Rubin, respectively, his true and lawful attorney-in-fact, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their respective substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                          TITLE                             DATE
                   ---------                                          -----                             ----

               /s/ JEFFREY HANFT                  Chairman, Chief Executive                           July 26, 1995
                   Jeffrey Hanft                     Officer and Director
                                                     (principal executive officer)

              /s/  ROBERT D. RUBIN                 President and Director                             July 26, 1995
                   Robert D. Rubin

              /s/  BONNIE S. BIUMI                 Chief Financial Officer                            July 26, 1995
                   Bonnie S. Biumi                    (principal financial and
                                                       accounting officer)

              /s/  JODY FRANK                      Director                                           July 26, 1995
                   Jody Frank

              /s/  CHARLES J. DELANEY              Director                                           July 26, 1995
                   Charles J. Delaney

              /s/  ROBERT E. LUND                  Director                                           July 26, 1995
                   Robert E. Lund

              /s/  RICHARD WHITMAN                 Director                                           July 26, 1995
                   Richard Whitman

                                                                   SCHEDULE VIII
                        PEOPLES TELEPHONE COMPANY, INC.
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                       BALANCE AT      CHARGED                                     BALANCE
                                                       BEGINNING      TO COSTS                                      AT END
CLASSIFICATION                                         OF PERIOD     AND EXPENSES    OTHER(1)    DEDUCTIONS(2)    OF PERIOD
- -----------------------------------------------------  ----------    ------------    --------    -------------    ---------
YEAR ENDED 12/31/94:
Allowance for doubtful accounts......................  $  2,115         11,621          (43)         7,658        $  6,035
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
Accumulated amortization:
     Location contracts..............................  $  3,656          3,760         (267)           741        $  6,408
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Intangible assets...............................  $  1,849            872         (627)            16        $  2,078
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Goodwill........................................  $    551            399         (130)            --        $    820
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
YEAR ENDED 12/31/93:
Allowance for doubtful accounts......................  $     73          5,591           --          3,549        $  2,115
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
Accumulated amortization:
     Location contracts..............................  $  2,210          1,932           --            486        $  3,656
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Intangible assets...............................  $    621          1,228           --             --        $  1,849
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Goodwill........................................  $    260            291           --             --        $    551
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
YEAR ENDED 12/31/92:
Allowance for doubtful accounts......................  $     48             57           --             32        $     73
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
Accumulated amortization:
     Location contracts..............................  $  1,119          1,091           --             --        $  2,210
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Intangible assets...............................  $    376            245           --             --        $    621
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------
     Goodwill........................................  $     --            260           --             --        $    260
                                                       ----------    ------------    --------    -------------    ---------
                                                       ----------    ------------    --------    -------------    ---------

- ------------------------
(1) Adjustments represent the allowance for doubtful accounts and accumulated amortization related to the prepaid calling card and international telephone centers which were reclassified to 'Net assets of prepaid calling card and international telephone centers held for sale' and the inmate and cellular telephone assets which were reclassified to 'Net assets of discontinued operations.'

(2) Deductions represent bad debt write-offs.


                                      S-1